
07024928

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BWT AG

*CURRENT ADDRESS

PROCESSED

JUL 09 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02221 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 7/2/07

WATER – our daily elixir of life





2006 Annual Report

Water Technologies for a Better Life

BWT
BEST WATER TECHNOLOGY

IFRS	IFRS	IFRS	IFRS	HGB	HGB	HGB
2003	2002	2001	2000	1999	1998	1997
416.0	431.0	419.5	399.0	245.3	229.1	190.5
13.6	24.4	26.1	25.2	18.7	20.2	13.9
11.4	20.4	21.4	22.2	14.8	18.6	15.8
7.7	15.2	15.2	15.4	9.3	14.4	12.8
21.2	32.0	28.8	25.4	17.2	20.9	19.7
28.7	31.6	4.3	27.9	2.6	-	-
17,833.5	17,833.5	17,833.5	16,500	16,500	16,500	16,500
0.43	0.85	0.90	0.93	0.56	0.87	0.78
0.24	0.24	0.22	0.22	0.211	0.203	0.203
6.3	9.6	14.9	16.7	12.3	11.3	6.3
124.3	123.4	111.2	97.9	85.3	84.7	74.2
2.688	2.466	2.511	2.510	1.839	1.654	1.457

Share price *)		2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
High	€	36.63	36.15	27.84	14.84	29.81	42.50	40.60	19.35	19.84	17.22	10.57
Low	€	21.78	21.65	15.25	8.60	8.39	21.90	13.04	12.93	13.15	9.05	7.63
Closing price	€	36.50	23.25	27.84	14.79	9.65	24.50	35.35	13.35	18.89	14.24	8.13
P/E (closing price)	€	29.4	22	30	34	11	27	38	24	22	18	11
Market value in	€	651	415	496	264	172	437	583	220	312	235	134

*) Pre-2000 years adjusted, 1:10 stock split in July 2000, IPO price 1992: € 7.45


Share price (€)
Trading volume
38
36
34
32
30
28
26
24
22
20
500.000
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
January 06
February 06
March 06
April 06
May 06
June 06
July 06
August 06
September 06
October 06
November 06
December 06

Source: *Wiener Börse AG*

Shareholder structure


YSRO
31.6 %
WAB-Trust
18.9 %
Free
49.

Overview		IFRS	IFRS	IFRS
		2006	2005***	2004
Consolidated group sales	€ m	362.0	463.5	488.1
EBIT	€ m	32.6	27.0	24.9
Earnings before taxes	€ m	31.8	25.7	22.9
Consolidated earnings	€ m	22.2	19.0	17.1
Cash flow from result	€ m	28.8	31.2	30.2
Cash flow from operating activities	€ m	26.9	26.4	33.9
Number of shares *)	In 1000's	17,833.5	17,833.5	17,833.5
Earnings per share	€	1.24	1.06	0.96
Dividends and bonus per share	€	0.35**	0.30	0.27
Investment in tangible and intangible assets	€ m	10.2	11.2	10.3
Shareholders' equity	€ m	109.2	93.3	137.7
Employees as of 31.12.	persons	2.202	2.007	2.780

*) Previous years adjusted, 1:10 stock split in July 2000 **) proposal to the AGM ***) Spin-off of AST-segment as of end October 2005

Summary balance sheet	2006		2005	
ASSETS	€ m	%	€ m	%
Long-term assets	109.4	42.7	112.1	45.2
Short-term assets	147.0	57.3	135.8	54.8
TOTAL ASSETS	**256.4**	**100.0**	**247.9**	**100.0**
EQUITY AND LIABILITIES	€ m	%	€ m	%
Equity capital	109.2	42.6	93.3	37.7
Long-term liabilities	56.9	22.2	62.5	25.2
Short-term liabilities	90.3	35.2	92.0	37.1
TOTAL LIABILITIES	**256.4**	**100.0**	**247.9**	**100.0**

Sales 2006 by business segment (in %)


Switzerland / Others
15%
Scandinavia
12%
Austria / Germany
40%
Italy / Spain
9%
France / Benelux
24%

Employees by business segment as of 31.12.2006


Switzerland / Others
311
Scandinavia
210
Italy / Spain
90
Austria / Germany
1022
France / Benelux
568

COMPANY PROFILE

The **Best Water Technology Group** was formed in 1990 from a management buy-out and is today Europe's leading water technology company. The goal of our 2,200 employees in 65 subsidiaries and associates is to provide private, industrial and municipality customers with innovative technologies that deliver maximum safety, hygiene and health in their daily contact with water.

Our strengths are developing, producing and marketing efficient and ecological treatment technologies which at the same time ensure that the life-giving and essential production element of water is handled in a way that preserves resources. This opens up global market opportunities for BWT, which we dynamically exploit.

The product range includes one-stop water treatment solutions for drinking water, heating water, boiler water, cooling water and water for air-conditioning systems, along with services for individual homes, hotels, trade and industry, and everyone who values **safety, hygiene, health** and the protection of water-conducting installations and devices against dirt particles, corrosion, limescale, bacteria etc. Our comprehensive product portfolio includes all water treatment technologies developed by BWT. Filters, AQA total limescale protection, water softeners, disinfection (UV, ozone, chlorine dioxide), metering technology, membrane technology (MF, UF, NF, RO) and hygiene management (prevention of legionella) are examples of recognized processes. BWT is a technological pioneer in many key areas, which has significantly contributed to the awareness of our market-leading regional brands BWT, HOH, Permo, Christ Aqua and Cillit etc.

The Fuel Cell **Membrane Technologies (FCMT)** segment develops high-performance membranes for the fuel cell industry, the energy converter of the 21st century. Significant successes in cost reduction and efficiency improvement combined with sharp rises in energy costs in recent years make fuel cells a promising technological alternative for a new era of power generation.

Subsidiaries and associates of the BWT Group as well as ten thousand subcontracted plumbers and water technology experts now cover all of Europe. Outside Europe, there is a network of dealers ready for expansion.

Water and ecologically friendly technologies as well as an integral sustainability management with respect to our customers, employees, the environment, investors, market partners and society lead to responsibility and belong to the duties of our Company. The elixir of life that is water, the rising world population and the growing requirements in terms of safety, hygiene and health in daily life are opening up extremely promising business opportunities for us. By building on our strong European market position, we at BWT are working consistently toward realizing our vision:

BWT – The Leading International Water Technology Group.

Contents

Chairman's Statement

Dear Shareholders,
dear friends of our Company,



Andreas Weissenbacher, Chairman

As our business figures for 2006 show, BWT is today stronger than ever and we are extremely well-equipped to meet our challenges. A good economic tailwind, our strong position in water technology and, most important of all, our 2,200 employees made 2006 a successful year for the BWT Group. With the focus on our core areas of expertise, water technology for household, commercial and industrial customers, we pursued our growth strategy with new momentum following the spin-off of the Christ Water Technology Group in November 2005.

Despite some difficult circumstances, such as further increases in oil and raw material prices as well as base rate increases in the USA and Europe, the global economy performed dynamically last year. While there was only a slight deceleration in economic growth in the USA at more than 3 %, there was significant growth acceleration in Europe, at 2.6 % on average. A major contributing factor was consumption in addition to the strong capital goods economy with its roots in 2005. The emerging countries, particularly Asia, maintained the high expansion rate of their national economies while China increased its economic output by 10.7 %.

In the BWT Group, sales increased by 14.5 % to € 362 million, thus greatly exceeding our plan for € 330 million at the beginning of 2006. We recorded spectacular growth in a number of countries. The strategic concept of a strongly localized market presence with a range of products optimally adapted to the type of market and the market lifecycle generated competitive advantages for us again in 2006. While sales in Eastern Europe increased by 47 %, increases in Switzerland and Germany were between 7 % and 10 %.

Net earnings achieved a new record of € 22 million. Therefore, interest on equity rose to over 20 % for the first time. This results in earnings per share of € 1.24 (previous year: € 1.06). At the same time, net debt was reduced from 38.9 % to 22.6 %. Cash flow from operating activities was € 27 million while cash flow from investments including the acquisition of Anna in November was € -7 million.

In the Fuel Cell Membrane Technologies segment, we entered into new partnerships thanks to the excellent properties of our membrane portfolio and the numerous areas of application possible. Sales increased from € 1.2 million in 2005 to € 2.4 million in 2006, EBIT was € - 0.5 million compared with € - 0.7 million in 2005. Even if no extensive commercialization of the fuel cell is in sight, we remain optimistic that our investments will generate considerable value.

The core of our next growth stage is our Point-of-Use (PoU) strategy and international expansion. By contrast to the Point-of-Entry (PoE), our traditional business area, in which water treatment takes place when water enters the domestic water supply, water treatment in Point-of-Use takes place at the tap from which the water is taken. Typical PoU applications are water pitcher filters, decarbonization filters for coffee machines and drinking water dispensers. There is particular potential for developing this market in Europe, providing a high level of growth potential for our technological expertise which has proven itself a million times at the PoE.

Therefore, in 2006 the decision was taken to expand our original plant in Mondsee by investing around € 4 million in the production of filter cartridges and filter inserts under the brand name water and more - w+m by BWT. In October, the water pitcher provider Anna was acquired. Anna filters ensure optimal drinking quality for water, tea, coffee and cold beverages. We have launched two products with the names "Aqua Drink" and "Fontensana Star" in the field of drinking water dispensers and have continued our international expansion by establishing a subsidiary in China.

Our research and development expenditure was € 10.2 million in 2006. R&D focuses on the new product range for the Point-of-Use business area for which a series of highly-efficient reusable filters was developed for use in professional, high-quality coffee machines. Other R&D projects included new product generations for disinfection plants (REAXAN), softeners and under-the-sink filters (Wodapur) and the fuel cell membranes.

2006 was a very good year for the international stock markets. Strong economic data and surprisingly sharp profit growth within the companies outshone basic interest rates as well as further increases in the prices of raw materials. The American Dow Jones Industrial Index rose by 16 %, while the DAX and ATX each rose by 22 %. In order to further increase awareness of the BWT share and our unique story, we participated in a total of 14 investor conferences and roadshows as well as several local bank events where we found numerous new shareholders. The value of the BWT share increased in the same period by 57 %. Shareholders who held BWT and (following the spin-off in 2005) CHRIST shares, benefited from a combined increase in value of 46%.

Last year, we applied the new provisions of the Austrian Corporate Governance Code which took effect as of January 1, 2006. I would like to take this opportunity to thank our Supervisory Board for its commitment and very constructive and active cooperation in 2006. We have taken further important steps in our sustainability initiative, including comprehensive data recording in accordance with the specifications of the new version of the Global Reporting Initiative (GRI G3) at our main production sites.

H2O – the most important compound in the world, the stuff of life and the means of production, WATER is at the heart of our activities. BWT products and procedures for safety, hygiene and health, which are constantly being optimized to comply with economic and ecological criteria, now set the standard for worldwide technology.

Over the past 12 months, water technology companies were also focused on by international investors and expansive companies. Once again, consolidation has been furthered. There were a number of major transactions in the USA: In January, the Carlyle Group financial investor acquired Water Pik Technologies and Waud Capital acquired Aquion Water Treatment Products (Rainsoft). In March, General Electric in conjunction with the membrane manufacturer Zenon Environmental took the next step – to an EV (enterprise value)/sales multiple of 2.8x, which approximates to the average for recent years. In Europe, the Stulz Group acquired Hager und Elsässer from the French company Ondeo.

I would like to express my gratitude to all highly motivated and committed BWT employees for their dedication. I am proud of this Best Water Technology team. We also like to thank Christ Water Technology and management with DDr. Karl Michael Millauer and Harald Wegscheider for the opportunities this partnership has provided.

I have noticed a mood of change in many employees in our branches over recent months and, it cannot be denied, BWT is on the threshold of beginning a new era in the company's history. We shall work on realizing our vision as the "leading international water technology company" by adopting a clear focus and concentrating on our strengths. Together with our partners, our employees and our shareholders, we shall do our utmost to achieve this target on the global market. With the progress made in 2006 and the optimism for the success of our vision, we shall propose to the Annual General Meeting that the dividend be raised again to € 0.35 per share.

Esteemed shareholders, I would like to thank you and all our business partners for the confidence you have shown in us to date. Safety, hygiene and health in our dealings with the elixir of life that is water, combined with first-class water treatment offers opportunities which we intend to use. I look forward to continuing along this path with you in the future.



6:00 am A pleasantly smooth start to the day!

We begin each new day in the bathroom – the gentle, refreshing tingling sensation under the shower awakens the senses and gives us new energy. By installing a BWT soft water system, you can enjoy comfortable, soft water and cozy, soft washing every day – without having to worry about the inconvenient build-up of limescale on taps or shower heads.

AQA perla – soft water system
for a pearl-soft sense of well-being in your life






BWT

WATER – our daily elixir of life

BWT – the leading European water technology group


BWT
BEST WATER TECHNOLOGY


HOH
Best Water Technology


permo
TRAITEMENT DES EAUX


CHRIST
AQUA ecolife


Cillit
Water Technology


water + more


Anna


fumatech
Funktionelle Membranen und Anlagentechnologie




12
1
2
3
4
5
6
7
8
9
10
11

8:00 am The best water at the breakfast table

Particularly important for breakfast: pure water is essential for healthy living. BWT table water filters improve the quality of even the best tap water and reduce the presence of substances such as lead, chlorine, copper, zinc and organic impurities. The filtered, pure water is perfect for cooking with little flavor and preparation of tea, coffee and cold drinks.

ANNA° – table water filter
for the best tasting water.


WATER – our daily elixir of life






Group Structure as at December 31, 2006

BWT AG
A-5310 Mondsee, Shareholders' equity € 17,833,500.–

AUSTRIA/GERMANY	FRANCE/BENELUX
BWT AG A - Mondsee	BWT France SAS F - St. Denis
BWT Wassertechnik GmbH D - Schriesheim	C.P.E.D. SAS F - Cergy Pontoise
Aqua Service GmbH A - Mondsee	C.P.S. SAS F - Cergy Pontoise
BWT Group Services A - Vienna	BWT Belgium NV/SA B - Zaventem
arcana pool systems GmbH A - Gerasdorf	Benchem NV B - Boortmeerbeek
BWT International Trading Ltd. MT - La Valetta	
water + more GmbH D - Wiesbaden	
FuMA Tech GmbH D - St. Ingbert	


SCANDINAVIA
HOH Water Technology A/S
DK - Greve
HOH Vattenteknik AB
SE - Malmö
HOH Birger Christensen AS
N - Rud
HOH Separtec OY
FIN - Raisio
ITALY/SPAIN
Cillichemie Italiana Srl
I - Milano
water + more Italia Srl
I - Bresso
Cilit SA
E - Cornellà de Llobregat
water + more Iberica SL
E - Barcelona
SWITZERLAND/
OTHERS
Christ Aqua Ecolife AG
CH - Aesch
Pulsimmo AG
CH - Aesch
BWT & Christ Hungaria Kft.
H - Budaörs
BWT Polska Sp.z.o.o
PL - Warszawa
BWT Česká Republika s.r.o
CZ - Říčany (Praha)
Fumatech Inc.
USA - San Antonio
ANNA International Ltd
MT - Sliema
BWT Water Technology
Shanghai Co Ltd., PRC

Supervisory Board



Mag. Dr. Leopold Bednar, Vienna – Chairman

Managing partner of CONplementation Unternehmensberatung GmbH.
Chairman of the Supervisory Board of BWT AG since 1991.



Dr. Wolfgang Hochsteger, Hallein
Deputy chairman

Lawyer and partner of law firm
Hochsteger Perz Wallner Warga;
Deputy Chairman of the Supervisory Board
of BWT AG since 1991.





Dipl. Vw. Ekkehard Reicher, Oberalm

Consultant; member of the Supervisory Board of BWT AG since 1996.

Gerda Egger, Golling

Management Board of the WAB trust; member of
the Supervisory Board of BWT AG since 1996.





Serge Schmitt, Hagenthal-le-Bas, France

Member of the Management Board of Christ Ultrapure Water AG.
member of the Supervisory Board of BWT AG since 2002.

Klaus Reinhard Kastner, MBA, Munich

Branch manager of Raiffeisen Landesbank
Oberösterreich, Bavarian office; member of the
Supervisory Board of BWT AG since 2001.



Management Board

Andreas Weissenbacher
Chairman of the Executive Board
since 1990



Gerhard Speigner
Chief Financial Officer
since 1996




BWT

9:00 am High level of performance at work

Intellectually challenging, high concentration, stressful situations: for many of us these are a daily routine in everyday office life. Hydration during working hours is often neglected, despite the fact that insufficient water leads to difficulty concentrating and fatigue as well as impairing performance levels. BWT drinking water dispensers are connected directly to the drinking water supply and deliver filtered, chilled and hot water at the push of a button – the perfect thirst quencher in the workplace.

AQUAdrink – water dispenser
Healthy and refreshing water












No water - no life - no future

Water is essential to our life and our prosperity

- "Only 0.8% of global water reserves are available as drinking water."
- "Water consumption has increased six-fold over the last century and will double again by 2050."
- "The supply of fresh water will become a critical factor for the global economy."
- "Water crises, long regarded as a problem for the poorest of the poor, now affect even the richest countries."
- "Innovative small water treatment systems will become the norm."

Source: World Business Council for Sustainable Development, August 2006

Drinking water is in short supply.
There are approximately 1.38 billion cubic kilometers of water on our planet, 97.5 % of which is in the form of saline seawater, lakes and ground water. Approximately 1.7% of water worldwide is frozen as polar ice and glaciers. Therefore, only around 0.8% of this is available as drinking water reserves in the form of surface waters such as rivers and lakes as well as groundwater.

The extent of human water requirements today becomes clear from the key figure of the "freshwater stress" which compares water consumption with naturally occurring freshwater volumes. On the basis of this, the situation during the period 1995 to 2025 is likely to further escalate and become an even stronger limiting factor for growth and prosperity.

Freshwater Stress

The following map projects how much water will be withdrawn with respect to the amount that is naturally available.

● over 40% 40% to 20% ○ 20% to 10% ● less than 10%


1995
2025

Source: Adapted from "Vital Water Graphics," UNEP, 2002

There are alternative sources for energy. However, there is no alternative for water. With economic development, the water requirement grows quicker than the population. In view of the water challenge, the World Business Council for Sustainable Development in the study "Business in the World of Water" identified five interacting development drivers which help to provide a clearer picture of the problems to be solved:


Politics – insecurity and cooperation
People – population growth, urbanization, and lifestyle choices
Planet – climate change, biodiversity/ecosystems
Inherited systems – physical and other legacies
Policies – willingness and capacity to govern

People: population growth, urbanization, hygiene, water supply, demographic and structural changes, higher per capita water consumption with greater prosperity and a changed lifestyle, public health, the increased expansion of and influence of water consumption in cities, contamination.

Planet: deterioration of the functionability of the ecosystem, loss of species, climate change, the increased sea level and changes to the hydrological cycle, rain fall patterns, natural disasters, melting of glaciers and ice-caps, courses of rivers and environmental disasters.

Inherited systems: Inadequate or badly maintained infrastructure, financial and price mechanisms, contamination, excessive elimination of water, cultural attitudes, which obstruct innovation.

Politics: Different cultural accesses and means for meeting water stress, lack of political influence, education and training, conflict management, manipulation of information and lack of a voice for the ecosystem.

Programs: A lack of agreed measures, varying political priorities, corruption, public-private partnerships, capacity increases, difficulties in incorporation into global trade.

The three water scenarios developed as a result draw attention to three significant existing global challenges which, if combined, will have an impact on the economy and the society worldwide: The efficiency challenge, the security challenge and the interconnectivity challenge.

The Efficiency Challenge: The resulting stress on water resources is exacerbated by low water consumption efficiency. The efficiency challenge leads to the business challenge of innovation not only with respect to new products and services but also with respect to technological standards and norms, the infrastructure, social habits and attitudes rooted in the time during which there was an apparent excess of water and energy.





The Security Challenge: The growing water stress on the local water supply in many parts of the world raises the question of the security of the water supply – sufficient quantity and quality for all. Trade and the economy will play an increasingly important role in the direct and indirect water and food supply. The challenge is in the distribution and efficient management to the satisfaction of all including the ecosystem and those dependent upon it. Risk management for a few should become security for all.

The Interconnectivity Challenge forces us to be capable of thinking and acting multidimensionally: In various geographical contexts, beyond the borders of cities and countries and beyond normal concepts of time and to come to a new understanding of water: In addition to "blue water", there is "green water" in the form of healthy earth and "virtual water" in the form of manufactured goods and services. Networked thinking also requires recognition of the connections between security of energy, food and water supply.

The water supply demonstrates an important connection: Increasing pro capita income and prosperity comes hand in hand with increasing water consumption. In the same way, energy requirements also increase with wages. The water supply affects other supplies: For example, hygiene supplies, food supplies and food preference supply.

The World Business Council describes the water challenge as just as serious as climate change. Creativity and innovation, unconventional lateral thinking and initiative will be required if this challenge is to be met.

The Water Ladder

As per capita income increases, demand for water also increases. Similarly, energy demands also increase with income. The water ladder impacts other ladders – for example, the hygiene ladder, the food security ladder, and the dietary preferences ladder.



Lifestyle choices
Water Needs and Service
Survival
Leisure
Recreation
Tourism
Increasing need for modern fuels/power sources (water-energy linkages increasing)
Public health and safety:
Reliance on manual energy
Industrial and urban uses:
Energy
Manufacturing
Agriculture:
Irrigation
Livestock
Drinking
Cooking
Washing
Shelter
River/lakes
River/lake,
Simple
dwellings
Firefighting
Waterwheels,
Urban wastewater as nutrients for farming
Terracing
Wells,
Vendors
Bathroom
for hygiene,
Public pool
Infectious disease control
Hydroelectricity,
Simple
closed loops
Complex irrigation
Pipelines and pumps, individually owned
Jacuzzi,
Swimming pool
Public health,
Wellbeing,
Urban landscaping
Hydroelectrical
Biofuels,
Integrated systems
Buy/import food
Bottled water,
Public and
private services,
Multiple
dwellings
Low
Income
High

Source: WBCSD Water Scenario Team



10:00 am Safety at the hotel

Whether on holiday or on a business trip – when staying in hotels it is important to be able to rely on the quality and hygiene of the water. Because the size of the water system also increases the potential for microbiological contamination and the danger of legionella. In terms of extensive hygiene management, BWT offers a range of procedural solutions for phophylaxis and elimination of legionella and other bacteria in water-bearing systems.

Reaxan – chlorine dioxide system
always the right water quality in cold and warm water systems


REAXAN 5
BWT

WATER – our daily elixir of life

Highlights 2006



- BWT strenghtens market position in Europe
- Sales and earnings growth in core business Point-of-Entry
- Product innovations in Point-of-Use market create new potentials
- Entering the water pitcher business: takeover of Anna
- Significant improvement of balance sheet ratios

Value Strategy

VISION

BWT – The Leading International Water Technology Group

STRATEGY

Growth

- through innovation
- through geographical expansion
- in existing markets with existing technologies

FINANCING OF GROWTH

Long-term from organic cash flow









11:00 am Visit to the hospital

Cleanliness and sterility are of top priority in a hospital Pure steam sterilizers protect surgical instruments against the slightest deposits – and also require treated water of the highest quality. The 2-stepped BWT reverse osmosis system, PROFIL Duo, supplies this optimum water quality and in doing so gives the doctor, hygienist or hospital technician absolute safety in operating the system – for the benefit of patients.

PROFIL Duo – reverse osmosis system
For pure water – quick and reliable




WATER – our daily elixir of life

Management Report 2006

Economic environment

Economic conditions in 2006

The global economy performed very positively in 2006, despite the fact that conditions were less than perfect as a result of a new record price for crude oil in the middle of the year, further increases in the prices of raw materials as well as interest rate increases from both the Federal Reserve and the European Central Bank (ECB). Whilst there was only a slight deceleration in economic growth in the USA at more than 3%, there was significant growth acceleration in Europe (with the exception of Italy) of more than 2%. The emerging countries, particularly those in Asia, maintained the high expansion rate of their national economies (China >10%).

GDP growth in %	2005	2006e	2007f	2008f
Austria	2.0	3.2	2.7	2.3
Germany	1.1	2.5	1.4	2.1
France	1.2	2.3	2.0	2.4
Italy	0.1	1.4	1.4	1.7
Spain	3.5	3.6	3.3	3.6
Switzerland	1.8	3.1	2.5	2.3
Poland	3.5	5.4	5.1	4.5
Eurozone	1.5	2.6	2.0	2.4
USA	3.6	3.4	2.3	3.1
Japan	2.6	1.8	2.6	2.8

Inflation in %	2005	2006e	2007f	2008f
Austria	2.3	1.4	1.6	1.7
Germany	1.9	1.9	2.4	1.5
France	1.9	2.0	1.8	1.9
Italy	2.2	2.3	2.1	2.0
Spain	3.4	3.7	2.8	2.8
Switzerland	1.2	1.1	1.6	1.8
Poland	2.1	1.3	3.4	2.4
Eurozone	2.2	2.2	2.1	2.0
USA	3.4	3.2	2.0	2.5
Japan	-0.3	0.3	1.0	1.5

Source: Erste Bank

Acceleration of growth

Last year, actual GDP in Euroland grew by approximately 2.6%, the most rapid momentum coming from investments. Foreign trade also made a positive contribution, although its impact on the upturn was lower than in the most recent economic cycles. Last year, investments in Europe are likely to have risen by 4.5% due not only to exceptionally high levels of investment in equipment, but also investments in the construction business. The high capacity utilization already achieved, the excellent company profit margins and the impetus for modernization – following several years of very reserved investment activities – did nothing to reverse this trend toward the year-end.

Inflation rate unchanged

In 2006, private consumption rose by approximately 2% and in doing so exceeded rates of growth in previous years. However, part of this growth is due to anticipatory purchases in Germany. This benefited above all the car industry, while sales in other retail sectors remained virtually unchanged. This is likely to have been supported by the strong upswing of the job market which began approximately a year ago and is expected to continue in 2007. The rate of inflation was provisionally calculated at 2.2%, the same level as in 2005.

Within Europe, it was evident that while Italy demonstrated significantly higher economic performance than in the previous year (0.1%), this was still rather weak in comparison to other European countries, whereas Spain, Great Britain, Scandinavia and also Austria achieved growth rates of well over 3%. In 2006, the countries of Central and Eastern Europe grew at approximately 5-8%, only Hungary was significantly below average at approximately 3.8%.

With a provisional GDP growth of 3.4%, the USA almost matched the strong performance of 2005 (3.6%). Inflation fell slightly from 3.4% to 3.2%. Following a very strong first quarter, economic development decelerated over the course of the year and made an unexpected significant recovery in the fourth quarter, with contributions from both private consumption and positive export figures (9% for 2006). Investments went from a plus of 8% in the first quarter to a minus and in the final quarter were 11% lower than in the previous year. Of the most important industries, the US real estate market had to accept significant declines, whereas the consumer goods and capital goods industry achieved significant growth.

Again strong GDP growth in Asia

The Asian national economies (not including Japan) achieved average growth rates of more than 8%. China expanded very strongly again by an estimated 10.7%, with investments increasing by 25%. As in 2005, India increased by an estimated 8.7%, in doing so accelerating industry production to approximately 10%. According to the data currently available, following a weak phase in the third quarter which was due to a drop in consumer spending, the Japanese economy recovered in the fourth quarter. 2006 therefore resulted in a growth rate for GDP of 1.8% (previous year 2.6%). Foreign trade made a significant contribution to this, because for over a year exports have been increasing at approximately 15% compared with the previous year. Positive news came not only from industry, however. The mood amongst consumers as well as service providers dependent on domestic demand also improved, which suggests an improvement in consumer spending. Inflation reached 0.3% following a value of -0.3% in 2005.

Outlook 2007

For 2007, a continuation of the positive overall economic development with growth at a slightly lower level is becoming apparent. For the USA, growth is likely to cool down to just over 2%. Asia is also expected to experience a slight slowdown in growth. European mood indicators such as the Ifo Business Climate Index and the Euroland consumer confidence recently indicated declines in their very high levels. The more restrictive fiscal policy in Germany and Italy as well as the weaker economic growth in the USA may constitute negative factors. The high capacity utilization already achieved, the excellent company profit margins and the impetus for modernization – following several years of very reserved investment activities – can however suggest a continuation of the current investment cycle.

Industry environment

Improved demand for water technology

In 2006, the positive economic environment and the slight improvement in the propensity to consume in Europe resulted in a recovery of the industry that was supported by improved demand both in the household sector and the trade and industry sectors. The growth concerned both quantity and price. Particularly strong impetus came from the rapidly growing countries of Central and Eastern Europe as well as Asia.

In 2006, construction activity in Europe measured on the basis of construction volume rose slightly to 1.5% (previous year 1.3%), while once again Western Europe remained weak with a growth of just 1.3%. In contrast, growth of 7-8% was recorded in Eastern Europe. Development of infrastructure, which in many cases is supported by EU subsidies, constituted the main driver of this growth, while residential construction tended toward stagnation.

In the last 12 months, consolidation has been furthered within the water technology industry. There were a number of major transactions in the USA: In January, the Carlyle Group financial investor acquired Water Pik Technologies and Waud Capital acquired Aquion Water Treatment Products (Rainsoft). In March, General Electric in conjunction with the membrane manufacturer Zenon Environmental took the next step. In Europe, the Stulz Group acquired Hager + Elsässer from the French company Ondeo.

Market data communicate growth

We estimate the market volume for water treatment systems in Europe in the residential sector at € 1.2 billion, which as in past years should grow on average by 3-5% per year. In contrast to the Point-of-Entry (PoE) segment, which includes traditional water treatment at the water pipe at the building entrance, the Point-of-Use (PoU) segment with water treatment at the source from which the water is taken is still a small market volume in Europe, however with considerably higher growth rates. Outside Europe, particularly in emerging countries with inadequate water quality, more rapid growth is also expected.

Safety, health and hygiene in contact with the elixir of life water enjoy an ever higher priority in the population worldwide. There has been a considerable increase in expectations and the need for safety in light of climate change and global warming, infections, epidemics and the invisible danger of bacteria such as legionella. Ever since its foundation in 1990, the BWT - Best Water Technology - Group has set out to develop, produce and market technical solutions for securing the supply of water as a commodity and means of production on a sustained basis. In so doing, it focuses on economically and ecologically oriented products and processes that reduce or even avoid the use of chemicals. The prime goal of BWT is to ensure efficient treatment technologies that conserve water, energy, and resources. The BWT Group intends to make the most of the resulting market opportunities, and at the same time make a significant contribution toward the sustained development of our planet.

BUSINESS DEVELOPMENT 2006

Information on comparable figures of the previous year

In a pro rata move, BWT AG spun off its wholly owned subsidiary Christ Water Technology AG – and thus the entire "AST – Aqua Systems Technologies" business division to Christ Water Technology AG – with effect from November 8, 2005. Christ Water Technology AG and its subsidiaries were deconsolidated on October 31, 2005 in accordance with international accounting regulations. This means that in the consolidated profit and loss account for the 2005 financial year, the "AST – Aqua Systems Technology" business division is included with the results until October 31, 2005. In order also to create a comparable data pool in the profit and loss account, in the 2006 annual financial statements the comparable figures for 2005 are also stated without the AST segment. All comparisons in the management report relate to comparable figures of the previous year (i.e. without the AST segment).

The accounting policies correspond to those that were used in the 2005 annual financial statements. The changes to IAS 19, which among other things concern the introduction of an additional option to deal with actuarial profits or losses arising within the framework of defined benefit pension plans, have already been taken into account for the 2005 financial year.

Total consolidated sales
(in € million)


362.0
316.2
2006 2005

Sales development

During the 2006 financial year, the BWT Group increased its consolidated sales by 14.5% from € 316.2 million to € 362.0 million, thus exceeding expectations.

All business divisions contributed to this pleasing development, which the BWT Group used to strengthen and further expand its leading role on the European water treatment market in the residential segment.

Segment (Values in € 1,000's)	2006	2005	+/- %
Austria / Germany	146.064	128.501	+13.7 %
France / Benelux	87.865	85.688	+2.5 %
Scandinavia	42.466	37.449	+13.4 %
Italy / Spain	31.274	28.682	+9.0 %
Switzerland / Others	54.295	35.889	+51.3%
BWT Group excl. AST	**361.964**	**316.209**	+14.5%
Aqua Systems Technologies (AST) *)	-	147.330	-100.0%
BWT incl. AST	361.964	463.539	-21.9%

*) Note: January to October 2005

Sales 2006 by business segment
(in %)


Switzerland / Others
15%
Scandinavia
12%
Italy / Spain
9%
France / Benelux
24%
Austria / Germany
40%

The manufacturing activity in Switzerland at the start of 2006 is reflected in additional sales of € 9.0 million and new companies in the scope of consolidation contributed € 9.1 million, therefore 2.9% to sales growth. Consequently, the organic growth of the BWT Group amounted to € 27.7 million, that is 8.7%. BWT's growth is significantly higher than market growth which in Europe amounts to between 3 and 5%.

Approximately 40% of the growth in the Austria / Germany segment is attributable to new companies. In addition, BWT Wassertechnik, BRD and the parent company BWT AG in particular delivered growth in sales of approximately 7% and very pleasing developments in house and building technology. Fumatech more than doubled its sales to € 2.4 million with the development, production and marketing of special membranes for use in fuel cells.

Starting from a high level in the previous year, the France / Benelux segment increased sales in 2006 by 2.5%. It was predominantly the decline in small plant construction in Belgium that led to this below-average development.

The Scandinavian HOH Group achieved a leap in sales of 13.4% in the 2006 financial year. In particular, the Danish HOH parent company impressed existing and new customers thanks to its consistently high quality of products and services and achieved a sales increase of more than 24%.

The BWT companies in Italy and Spain maintained a continued positive development, with sales growths of 8% and 11.9% respectively.

The clear market leader, BWT subsidiary Christ Aqua in Switzerland increased its sales in comparison to the previous year again by almost 10%. Proportionally, the most rapid increase was achieved by the BWT companies in Eastern Europe: previous year sales were exceeded by 48% with € 21.5 million. In addition to Asian countries, Eastern Europe presents the highest level of growth potential for the BWT Group. Together with additional export activities, other BWT companies in Eastern European countries achieved more than € 26.3 million in 2006 compared with € 17.8 million in the previous year.

Service and spare parts

The service and spare parts business division contributed a total of more than € 70 million to Group sales, achieving growth of 8.5%.

Order backlag

As of December 31, 2006, the BWT Group has a book order level of € 56.4 million which represents an increase of 40% compared to the € 40.2 million of the previous year. Denmark, France, Switzerland and Austria are distinguished by an above-average growth in orders.

Marked EBIT growth

Earnings development

The considerable sales growth and parallel disproportionate increase in personnel and other operating expenses led to above-average growth in earnings in the 2006 financial year. EBIT rose by 26.7% from € 25.7 million to € 32.6 million, therefore amounting to 9.0% (previous year: 8.1%) of sales. Net profit improved by 18.9% to € 22.2 million.

All business segments improved in comparison to 2005, EBIT broke down by segment as follows:

Segment (Values in € 1,000's)	2006	2005	+/- %
Austria / Germany	10.488	9.802	+7.0%
France / Benelux	6.227	5.401	+15.3%
Scandinavia	5.622	2.375	+136.7%
Italy / Spain	5.211	4.420	+17.9%
Switzerland / Others	5.022	3.702	+35.7%
BWT Group excl. AST	**32.570**	**25.700**	**+26.7%**
Aqua Systems Technologies (AST) *)	-	1.313	-100.0%
BWT incl. AST	32.570	27.013	+20.6%

*) Note: January to October 2005


EBITDA
(in € million)
40.9
33.1
2006 2005
EBIT
(in € million)
32.6
25.7
2006 2005
Consolidated net earnings
(in € million)
22.2
18.7
2006 2005

Increases in all segments

New companies in the scope of consolidation contributed € 0.8 million or approximately 3 percentage points to EBIT growth. The earnings development in the Scandinavian HOH Group was extremely positive, whereby the increase in sales of more than 13% was achieved with unchanged personnel costs and significantly lower other operating expenses in comparison with the previous year. In the France / Benelux region, despite below-average sales development due to maintaining fixed costs at the same level as in the previous year, an increase in EBIT of 15.3% was achieved. In the Austria / Germany segment, earnings development slowed down slightly due to initial losses of more than € 1.0 million in the point-of-use segment and a provision for possibly writing off receivables, meaning that EBIT only rose by 7%.
With an EBIT margin of 16.7% (previous year: 15.4%), the peak value in the BWT Group was again achieved in the Italy / Spain segment. EBIT in the Switzerland / Others segment was characterized on the one hand by an improvement in earnings of more than 30% in Swiss CHRIST Aqua and on the other hand by BWT Polska. Poland proved itself, among other things, as a sound base for further expansion of the Eastern European business division in the direction of the Ukraine and Russia. In Switzerland, customer service marked by high quality and successful groundwork in marketing water dispensers paid off.

Material expenses

The total cost of materials in the BWT Group (including inventory changes) rose from 38.1% to 40.6% of sales. This development was brought about by increased costs of raw materials and the proportionately higher material tangent for new business activities (point-of-use, expansion in Eastern Europe and manufacturing activity in Switzerland).

Personnel expenses

Personnel costs rose by 7.3% to € 112.0 million in comparison to the previous year's level. Approximately a quarter of this increase is attributable to newly consolidated companies and another third to the development of production in Switzerland. Thus the increase in personnel costs compared to the figure for the equivalent Group structure is 3%.

Depreciation

Write-downs rose by 11% from € 7.5 million in the previous year to € 8.3 million. For the most part, this increase came from special write-offs in conjunction with research and development work.

Other operating expenses and earnings

Other operating income increased chiefly due to higher supplier bonuses by 6.3% from € 5.0 million to € 5.3 million. By contrast, capitalized labor fell by approximately € 0.4 million to € 1.0 million.

As already mentioned previously, the fact that other operating expenses rose considerably less than sales made a significant contribution to improving EBIT.

Other operating expenses increased by 5.6% to € 68.5 million and amounted to 18.9% of sales (previous year: 20.5%). Large expenses such as advertising (€ 9.1 million), fleet and travel costs (€ 9.1 million), consulting, office, telephone and insurance expenses (in total € 8.9 million) were maintained despite the increase in sales on the previous year. Above-average cost increases including freight charges, rental and leasing expenses, maintenance and trade receivable risks were recorded.

EBIT margin

Overall the EBIT margin improved from 8.1% to 9.0% of sales, meaning that the strategic goal of an improvement in earnings above sales growth was achieved.

Financial result

The financial result worsened overall in comparison to the previous year from € -0.2 million to € -0.8 million. The net debt of the BWT Group decreased continually over the course of the year from € 36.3 million to € 24.7 million. However, the resulting interest savings more than compensated for the repeated increases in interest reference rates which had an effect on interest savings with approximately € -0.4 million. In 2006, earnings from financial investments decreased by approximately € 0.2 million. However, overall these investments achieved an average ROI of 13.8%.

Tax rate

Earnings before tax improved by 24.7% from € 25.5 million to € 31.8 million and therefore amounted to 8.8% of sales (previous year: 8.1%). As a result of improvements in earnings in high tax countries such as Germany, France and Italy as well as back payments of taxes in Austria, the average consolidated tax rate developed unfavorably in 2006 and amounted to 30.1%. In the previous year, this was only 26.7%.

Net profit

The BWT Group increased its net profit in comparison to the previous year by 18.9%, from € 18.7 million to € 22.2 million, while the profit shares of minority shareholders fell by € 0.1 million.

Consolidated earnings

Consolidated earnings of the BWT Group less minority interests improved by 19.6%, from € 18.6 million to € 22.2 million, meaning that a new record was achieved in the history of BWT.

The number of issued shares remained unchanged in 2006 at 17,833,500, while the earnings per share improved to € 1.24 (previous year € 1.06).

Dividend proposal

The significant improvement in earnings and the healthy balance sheet situation cause the Management Board to propose at the Annual General Meeting that the dividend be raised by € 0.05. This should therefore amount to € 0.35 per share, an increase of 16.7% compared to the previous year (€ 0.30 per share). An amount of € 6,241,725 is expected to be distributed to shareholders in June 2007 (previous year: € 5,350,050).

Development of the financial position

Thanks to the pleasing earnings development, all key financial figures of the BWT Group improved in comparison to the previous year, some substantially. The cash flow from operating activities improved slightly from € 26.4 million in the previous year to € 26.9 million.

Investment

As a result of the financial investment in a semiconductor factory (value of approx. € 9.7 million) transferred back to the CHRIST Group, cash flow from investment activities only worsened marginally with € -7.4 million in comparison to € -6.0 million in the previous year, despite increased expenses for capital expenditure (€ 10.8 million compared with € 8.9 million in the previous year) and higher outflows for company acquisitions (€ 7.2 million compared with € 0.4 million).

The most important investment projects of 2006 were concerned with the development and expansion of production capacities for the point-of-use segment, in particular for the production of filter cartridges for coffee machines. The research and development work capitalized in accordance with IFRS regulations was mainly concerned with a new generation of drinking water softeners.

Cash Flow and cash

The cash flow from financing activities of € -23.7 million (previous year: € -21.3) is predominantly composed of the dividend payment of € -5.4 million and the reduction of financial liabilities of € -17.3 million. Thanks to a subsequent correction to the distribution of deferred taxes, the surrender value of the CHRIST spin-off of the previous year increased by € 1.4 million and this effect was booked against retained earnings.

Improved gearing

In 2006, net debt in the BWT Group was reduced by 32% from € 36.3 million to € 24.7 million, while gearing (net debt/equity ratio) improved from 38.9% to 22.6%.

Solid equity ratio

The Group balance sheet total increased from € 247.9 million as of December 31, 2005 to € 256.4 million at the balance sheet date in 2006 (+3.4%). Group equity totaled € 109.2 million as of December 31, 2006, which corresponds to a very sound equity ratio of 42.6% (previous year: 37.7%).



Cash Flow
from result
(in € million)
28.8
31.2
2006
2005
Cash Flow from
operating activities
(in € million)
26.9
26.4
2006
2005
Investment
(in € million)
10.8
8.9
2006
2005

Increasing profitability

The return on equity (RoE – net profit before deduction of minorities' interests compared to the average equity capital) improved from 14.6% to 21.9%. The return on capital employed (ROCE – EBIT adjusted to taxes on earnings compared to the average total capital employed) increased from 10.1% to 17.3%.

Balance sheet structure



Assets (in %)
5.5
Liquid funds
33.8
32.4
Receivables,
prepaid expenses,
deferred taxes
20.4
18.0
Inventories
40.3
42.1
Fixed assets
2006
2005
Liabilities (in %)
40.3
43.2
Liabilities
Provisions,
deferred income
42.6
37.6
Equity
2006
2005

Employed staff as of 31.12. 2006: 2.202 persons


2.202
2.007
2006
2005

Employees by business segment as of 31.12.2006


Switzerland / Others
312
Scandinavia
210
Italy / Spain
90
Austria / Germany
1.022
France / Benelux
568

Personnel

At December 31, 2006, the BWT Group employed 2,202 staff. At the same point in time in the previous year, this figure was 2,007. This increase of almost 200 employees (+9.7%) was due both to the newly consolidated companies (87 staff) and the expansion of production and service capacities in Austria, France and Switzerland.

1,022 employees work in the Austria / Germany segment (previous year: 956), 568 in France / Benelux (previous year: 542), 210 in Scandinavia (previous year: 214), 90 in Italy / Spain (previous year: 88) and 312 in the Switzerland / Others business segment (previous year: 207).

The Management Board would like to express its thanks to all committed BWT colleagues for their exceptional input during the past financial year. In particular, they would like to highlight the willingness of the workers and employees at BWT Wassertechnik in Schriesheim, Germany, who agreed to a visionary increase in their normal working hours to 40 hours per week.

Research and development

In 2006, research and development work in the BWT Group focused on the continuous development of our product range as well as the redevelopment of product lines in the field of point-of-use applications. It also had the task of developing a process technology for production in line with the requirements of an HACCP standard.

Our research activities also focused on further development of our key technologies, such as the development of a new softening plant which will operate hygienically optimized as a twin plant in the future. For this a completely new concept for controlling the plant was developed, which prevents water from stagnating in the softener as far as possible. Further development of our REAXAN chlorine dioxide plants was carried out from the perspective of disinfection and protection against corrosion. A new reactant was developed for sodium chlorite which changes chlorite to chlorine dioxide and in the reaction produces an anti-corrosive component which can be put into drinking water.

In the point-of-use area, the Wodapur under-the-table filter was completely revised and improved in terms of its performance data. Flavorings, scents, chlorine and organic ingredients etc. are removed from water with Wodapur and subsequently all bacteria and germs present in the water are removed using an ultrafiltration membrane. Furthermore, products were developed for the treatment of water for coffee machines, combination dampers, hot drinks machines and vending machines. Pressureless tank cartridges were installed to improve the flavor of the coffee and to protect the machines against incrustations. For the first time, the tank cartridges have a capacity for up to 200 l of water and are suitable for installation in the water tank using a tank-specific adapter. In addition to the pressureless tank cartridges, pressure-resistant filter inserts were developed and are used for water treatment for coffee machines and hot drinks machines. These filter inserts can be replaced under pressure thanks to an AQASTOP system. It is not necessary to shut off the water to change the filter. The filters remove hardness, chlorine, flavorings and scents as well as organic ingredients from the water and in doing so ensure an optimum coffee taste. The water hardness of the treated water can be adjusted according to 4 levels.

In 2006, fundamental research for fuel cell membranes was intensified. In this respect interesting joint projects with accredited industrial partners were entered into and in some cases completed.

The BWT Group has research facilities connected to the production facilities in Austria, Germany and France. The goal of employees in the BWT development laboratories is to develop new products and procedures as well as enhance existing ones, the focus being on resource-preserving processes in line with the optimization of economic efficiency and ecology.

With its research and development work and the resulting products and procedures, the BWT Group is dedicated to maintaining a flawless water quality, thus contributing to the health of people, animals and plants. For BWT, research and development is one of the three supporting pillars of its growth strategy.

A view on the risks

Risk management

Active management of risks is an important component of all the decisions and business processes of the BWT Group, both on a strategic and an operational level. The objective is to optimize the Group's overall risk position, while exploiting the opportunities that arise to their best advantage and thus to ensure the long-term existence of the company. Accordingly, "risk" implies both the danger of a negative deviation to the defined company goals and strategies as well as a positive opportunity to benefit from such a deviation.

The identification, evaluation, control and monitoring of risks is carried out on the basis of binding, fixed risk areas and event categories, whereby a distinction is made between internal and external risks depending on whether the causes originate in the company or in its environment.

Key risks at a glance:

The regional and national markets for water treatment are subject to specific developments that are cyclical, political, legal and economical. Population growth and structure, demand for modernization and renewal, shortage of available water resources, increasing health awareness, changes to consumer income, general economic growth and construction, changes to interest and tax rates, legal requirements, technological development and similar factors affect the demand for water treatment systems. The consequences of these changes are fluctuations in sales and profits as well as in the purchase and sales prices of the products and services that we offer. Such fluctuations could have negative effects on the net asset, financial and earnings situation of the Group.

As a leader in technology, we are continuously developing products and procedures that are based on new technologies, whose manufacture in some cases is only possible with the use of complex and expensive production technologies. Despite extensive testing, the occurrence of faults cannot be ruled out. In addition to the loss of customers and claims for compensation, this can also affect the reliability rating of the company's products and services and lead to a decline in demand for the business segment concerned. This in turn could have negative effects on the net asset, financial and earnings situation of the Group.

We believe that the BWT Group will continue to grow and intend to further this by selective entry into new technologies and market/regions. The capability of the company, which will be used to put expected growth into practice in the future will, among other things, depend on developing new products and services, employing suitable staff, controlling costs, maintaining effective quality assurance as well as further developing and expanding company management, technology and accounting systems. If this does not succeed in the necessary manner, the net asset, financial and earnings situation of the Group could be adversely affected.

In the past BWT has carried out a series of acquisitions and new foundations and we believe that this is also likely to lead to further purchases and/or new foundations in the future. The possibility that such purchases and/or new foundations that have already been carried out or that will take place in the future are less successful cannot be ruled out. In particular, there is the risk of successfully incorporating the companies already acquired or bought in the future into business activities and the company organization of the BWT Group and to eventually achieve positive synergy effects.

If implementing acquisitions and new foundings that have been carried out is not successful, future acquisitions and new foundings are not likely to be carried out successfully and could have an adverse affect on the net asset, financial and earnings situation. This also applies in the event that the company does not find any suitable property to acquire.

A key element of our corporate success is based on the experience, contacts and knowledge of the company management and other key personnel. In the event of the resignation of members of management or key personnel there is no guarantee that the company will be successful in an appropriate period of time and in line with market conditions. In this case the challenge is to recruit personnel qualified to the same level with a comparable level of expertise, and thus also to guarantee continuous, successful management for the company. A similar risk also exists for the management of BWT subsidiaries and could have an adverse affect on the net asset, financial and earnings situation of the Group.

The planned growth of the BWT Group is connected to a multitude of unknown and incalculable factors that may influence a forecast of future business development. These factors include general, economical conditions and the capability to utilize potential existing markets or to expand into new markets. The uncertainty of future development and market positioning as well as financial risks may have a negative influence on the net asset, financial and earnings situation of the Group.

The BWT Group's capability to continue its growth, to grow with the market and to open up new markets is dependent on factors such as the development of the Group's competitive situation, the possibility and cost of financing this growth as well as the Group's capability to market additional products and services. This also includes the corresponding organizational and operational structuring as well as internal monitoring and control system required for this. If the Group is not successful in adjusting its structures to the intended growth and changing market conditions, this could have an adverse affect on its net asset, financial and earnings situation.

The Management Board is not currently aware of any risks that could endanger the company's continued existence. For a detailed list of risks from financial instruments please refer to the information in the notes of the existing annual financial statements (Note 24).

Information in accordance with Article 243a of the Austrian Corporate Commercial Code (UGB)

The share capital consists of 17,833,500 shares (previous year: 17,833,500 shares) each of which represents an equal participation in the issued equity of the company.

The Management Board does not know of any restrictions that concern the voting rights or the transfer of shares.

Major shareholders of BWT AG are YSRO Holding B.V. (31.6%) and WAB Privatstiftung (previously known as: BWT Privatstiftung – approx. 18.9%). The free float of 49.5 % is held by Austrian and international investors. BWT shares are quoted on the Prime Market of the Vienna stock exchange and bear the international security identification number AT0000737705. In the US, BWT shares are traded on the OTC market via an ADR Level 1 Program sponsored by the Bank of New York.

The Management Board is not aware of any particular controlling rights of the shareholders.

There are no known key participations of employees of the BWT Group, as all shareholders are also employees with shareholdings who are free to exercise their voting rights at Annual General Meetings.

There are no regulations about the appointment and dismissal of members of the Management Board and the Supervisory Board and about changes to the company's Articles of Association that are not derived directly from the law.

On the basis of the BWT AG Articles of Association, the Management Board is authorized up to June 25, 2007 to increase the equity capital of the company by up to € 8,916,500 to € 26,750,000 by issuing new shares.

Article 29 of the valid BWT AG Articles of Association stipulates that the reduction stipulated in Article 26, paragraph 1 of the Austrian Takeover Act for determining the price for a mandatory offer is ruled out. In addition, the Management Board is not aware of any significant agreements in which the company has an interest and that become effective in the case of a change of control in the company as a result of a takeover bid.

There are also no compensation agreements between the company and its Management Board and Supervisory Board members or employees in the event of a public takeover bid.

Our targets in 2007

Outlook

The focus of BWT activities on the development, production, marketing and servicing of standard products for water treatment under the slogan "Safety, Hygiene and Health" which was enabled thanks to the spin-off of the business division "AST – Aqua Systems Technologies" to Christ Water Technology AG, which became an independent company on November 8, 2005, has already been reflected in a significant growth in sales and earnings in the first financial year.

The declared aims of the BWT management also include geographical expansion primarily in the growth markets of Eastern Europe and Asia as well as the expansion of the product range, especially in the so-called "point-of-use" area.

The excellent net asset situation, good balance sheet relations and a strong free cash flow form a sound basis for realizing these strategic goals. The Management Board anticipates further pleasing economic conditions and an increase in Group sales to € 380 million in 2007. As is already the case in 2006, consolidated earnings should also grow disproportionately to sales in the new financial year meaning that consolidated earnings of € 25 million are projected.



1:00 pm Flexible and mobile at the home office

Mobile telephones, laptops and cars – these are just three of the numerous possible areas of application for the energy converter of the 21st century – the fuel cell. The benefits of this technology are plenty. The objective is to supply clean, environmentally friendly energy, without using fossil fuels. The BWT subsidiary, FUMATECH, has established itself on this future market as a supplier of innovative membranes as central components of a membrane electrode assembly, the heart of the fuel cell.

FUMATECH – high performance fuel cell membranes
For sustainable mobility, communication, heat and energy supply


WATER – our daily elixir of life

Fuel Cell Membrane Technologies (FCMT)

Clean energy for the 21st century

With its FUMATECH subsidiary, BWT has established itself on the future fuel cell market as a supplier of innovative fumion® polymers and fumapem® polymer membranes as central components of a Membrane Electrode Assembly (MEA), the heart of the fuel cell.

FUMATECH thus serves, as a direct supplier (first tier) of components, the fuel cell market developed by OEMs from the car industry, from stationary power generation and from portable electric power supply.





Products, markets & applications

One of FUMATECH's key USPs is its ability to supply both perfluorinated and non-fluoric membranes. To do this FUMATECH has for a long time used patented hydrocarbon materials based on sulphurized polysulphones and sulphurized polyketones. These products are both more economical and more efficient in many applications than conventional perfluorinated membranes.

FUMATECH has positioned itself strategically as a supplier of components. The manufacture of fuel cell modules is ruled out on principle. FUMATECH is thus never in competition with potential customers and OEMs from the field of car applications or with manufacturers of fuel cell systems.

As a result, established MEA manufacturers are the first target as a potential client base. However, it is becoming clear that because of the complex manufacturing processes resulting from miniaturization, there is also an increase in demand from manufacturers of portable fuel cells for uncoated membranes and polymers contrary to the usual use of membrane electrode assemblies. In addition, it is becoming apparent that car manufacturers will produce fuel cell modules themselves. To achieve the reduction in costs required, the number of individual components in the module is being reduced and current development is focusing on investigating integrated components with greater functionality.

In the longer term, this is expected to produce greater demand for uncoated membranes and consequently an additional market for fumion® polymers and fumapem® membranes for use in cars.

This strategic alignment has allowed us, with minimum risk, to successfully bring together the strengths of our innovative development and a multitude of patents with product experience and a clear direction for marketing. FUMATECH has transferred the necessary product experience from the manufacture of conventional ion exchange membranes to fuel cell technology and is now able to offer excellent fluoric membranes (the fumapem® F series) and non-fluoric membranes in rolls (the fumapem® P and S series as well) as high temperature membranes from the fumapem® A series. In the area of non-fluoric membranes in particular, FUMATECH has access to completely new, demonstrably the most stable materials in hydrolytic and chemical terms exclusively licensed from the Max-Planck-Gesellschaft. Today, these high performance membranes are used in both reformate/air fuel cells and hydrogen/air fuel cells, as well as in direct methanol fuel cells.

A large number of companies now develop and manufacture proton exchange membranes. In addition to worldwide patent protection for the manufacture of improved perfluorinated membranes as well as for the manufacture of stable non-fluoric hydrocarbon membranes, the expertise and patent protection of FUMATECH is supplemented by the unique inorganic/organic multi-matrix membranes as well as the procedure for their manufacture and use. As a result, FUMATECH products can be used in all types and operating modes of current and future fuel cells.

Membrane fuel cell components are classified by area of operation and use. FUMATECH supplies fluoric and non-fluoric polymer membranes for low temperature fuel cells used at low moisturization and at temperatures of up to 85°C (type 1). These membranes are predominantly used for small portable applications.

FUMATECH provides the familiar inorganic/organic hybrid membrane (type 2) for use with medium temperature fuel cells in operation at temperatures up to 125°C, usually without external wetting. These membranes are predominantly intended for use in both stationary and mobile applications and for the on-board supply in an APU (auxiliary power unit). FUMATECH has comprehensively safeguarded this area of application in particular using patents.

The current development work on dry proton conductors (type 3) will continue in another application area, namely high temperature fuel cells in operation at up to 180°C without water. Since 2005, FUMATECH offers additional polymers and membranes from ABPBI for doping with phosphoric acid. These membranes have already been successfully tested by customers in long-term stationary applications in over 20,000 hours of operation.

The direct methanol fuel cell for portable small applications will also be of particular importance (type 4). The influence of both the membrane and the catalyst charging are crucial in determining the power density of a cell. Since October 2006, the focus has solely been on the new material class with the patent publication for the new hydrocarbon membranes as well as the manufacture and marketing of membranes for DMFCs.

Recently, catalysts containing no precious metals have been available for the direct methanol fuel cell. For FUMATECH, this opened up a new market for the already available alkali-stable anionic membranes of the fumapem® FAA type.

A multitude of customers using fuel cells in portable applications were supplied with this membrane in the intervening period. In addition, the fumasep® FBM bipolar membrane, which has been known about and protected by patent for a long time, was successfully tested for use in fuel cells.

New developments for use in small applications currently include alternative liquid fuels such as ethanol, formic acid and other non-toxic and non-explosive liquids. FUMATECH also provides new membranes for these activities. This also includes providing products in competition with DMFC from the field of redox batteries, which can be advantageously recharged using solar and wind energy.

A leading component supplier to the fuel cell industry

As an established membrane manufacturer, FUMATECH provides all the components required to produce a membrane electrode assembly such as polymers, polymer solutions and membranes. In addition, it manufactures and distributes membranes for producing hydrogen through the electrolysis of water. The available expertise and the production plants for the series production of flat membranes form a sound basis for the fuel cell business.

On the periphery of fuel cell systems, components are also needed to wet fuel gas as well as for process and cooling water. FUMATECH supplies specialist membranes for the wetting and internal water management of fuels. For stationary use, desalination and cooling water treatment are also offered, as a well as process for internal water management.

The polymers and membranes manufactured by FUMATECH are currently used mainly in small batches, prototypes and development products at OEMs, by manufacturers of membrane electrode units as well in research institutes and universities. In order to improve the commercial availability of these products around the world, and to simplify the processing of small orders for the customers, an online webshop was set up on the FUMATECH home page. A simplified ordering and payment procedure should provide special developers with easier access to FUMATECH products.

Further expansion of R & D cooperations

In order to guarantee the sustainability of the work at FUMATECH and to ensure the market position is safeguarded in the long term, cooperations signed in the past were extended in 2007.

In addition to the Max-Planck-Gesellschaft, the most important research and development partners in Germany include HIAT gGmbH in Schwerin. The objective of the ongoing work is to optimize products for operation at temperatures of up to 125°C without wetting, for water-free operation at temperatures of up to 160°C and for direct methanol fuel cells. In a network of different universities and research centers, development of a dry proton conductor "DryD" and improvement of the mechanical properties of fumapem® S "HiPEM" continues to be conducted. A project in Austria on the subject of "small-scale traction" is supported by the supply of membrane electrode assemblies.

In a European research cooperation, FUMATECH in involved with the development of components for use in cars. As part of the "AutoBrane" program, improved membranes for mobile use are being developed in cooperation with a multitude of car firms. In the project entitled "HySYS", a compact membrane wetting device is being developed for use in motor vehicles. In "Apollon", the use of economic catalysts containing no precious metals is finally being investigated for fuel cells at temperatures up to 180°C.



Recently FUMATECH has also been focusing on the development and supply of polymers and membranes for the very promising market of micro fuel cells. Both direct methanol fuel cells and systems operated using hydrogen are being considered for portable applications.

In the 2006 financial year, a long-term development and supply cooperation was signed with the "National Innovation Company New Energy Projects (NIC NEP)" a subsidiary of OAO Norilsk Nickel MMC for the development of membrane electrode assemblies as well as the manufacture and delivery of membranes and materials for stationary fuel cells which is likely to be extended to include other applications of fuel cells in the future.





2:00 pm Relaxation in the swimming pool

Every now and again our body needs rest and time for regeneration. And what element is more suitable for relaxation than water? However, pool water is exposed to many influences and if insufficient care is taken, it can quickly become a breeding ground for bacteria, viruses and algae. BWT treatment systems ensure safety and hygiene in swimming pools. Water as a feel-good element is not simply a minor point for BWT, but of central importance for all planning and solutions.

Bewazon – ozone system
For greater hygiene and safety in swimming pools

Sustainability report

"Corporate social responsibility" is the commitment of companies to behave ethically and to make a contribution to sustainable, economic development, so that the lives of all relevant stakeholders are improved through cooperation.

Sustainability

One of the first and most important global initiatives, which asked leading private sector companies as central partners to solve social and environmental challenges, is the United Nations Global Compact which was launched in January 1999. UN Secretary General, Kofi Annan, invited business executives to take part in this international initiative at the World Economic Forum (WEF) on January 31, 1999. Today the initiative is supported by approximately 3,000 companies from 100 countries as well as employee representatives and the general public. They work together to implement the ten principles of the Global Compact concerning the areas of human rights, labor rights, the environment and anti-corruption. CSR is also stipulated as an international objective in the plan of action of the World Summit on Sustainable Development held in Johannesburg (2002).

In March 2005, work began in the Brazilian city of Salvador/Bahia on an international standard for social responsibility - ISO 26000. 225 experts from 43 countries and 80 people from international organizations such as ILO (International Labor Organization), WHO (World Health Organization) and UNIDO, met and discussed 32 resolutions which define the framework for further work on the standard which is to be published in October 2008.



The new G3 Guidelines for sustainability reporting were presented at the meeting of the international CSR expert network, Global Reporting Initiative (GRI), at the start of October 2006.

Also at this meeting, Global Reporting Initiative and UN Global Compact announced their alliance and addressed leading companies with a call to action. As a result, members of Global Compact are in future required to produce a sustainability or CSR report that can be composed in accordance with the GRI guidelines.



Principles, model and strategies

BWT – BEST WATER TECHNOLOGY – is our identity and our program.		
The goal:	**Best**	Performance and achievements
The task:	**Water**	Safety, hygiene and health in the water
The solution:	**Technology**	Optimization of economy and ecology

Our vision reads: "BWT – the leading international water technology Group". Our strategy is growth through innovation, geographical expansion, and growth in existing markets with existing technology. Financing should be by way of the company's own cash flow. In so doing we are thoughtful of the scarcity of water on our planet. Our employees are a key factor in our success and we specifically encourage their further development. The focal point is customer-oriented thinking and behavior, based on a long-term partnership and continuous evaluation of customer requirements with the goal of finding the best possible solution. We are responsible to society as well as the Government and its authorities for complying with all the statutory regulations. With our market partners we maintain fair relationships based on respect. We want to offer our investors as high a return on their capital as possible. Our water treatment products and their manufacture should make a positive contribution to the ecosystem.

Sustainability at BWT

In 2006, BWT took considerable steps towards an extensive sustainability strategy which is based on the standards published by the Global Reporting Initiative (GRI) in the most recent G3 version. An independent sustainability report is under way.

Organizational framework

In July 2006, BWT's CSR project was created with a project team at Group level under the enlistment of a consulting company. In terms of organization, BWT set the goal of making CSR an integral management function, whereby the management of the Group companies and the Management Board (CEO Andreas Weissenbacher and CFO Gerhard Speigner) have the principle responsibility. The internationally recognized GRI template was chosen as the reporting standard on the basis of which a survey was carried out at the most important manufacturing Group companies. Existing certifications in accordance with ISO 9000 and ISO 14000 formed an important link.

Main factors

Important stakeholders for BWT were identified as: customers, employees, suppliers, the environment, society and investors. The following diagram illustrates and substantiates the dimensions of our stakeholders.



BWT operating function	Stakeholder	BWT-Stakeholder
Finance →	Investors	32% YSRO, 19% WAB Privatstiftung, 49% free float, approximately 70 institutional investors
Personnel →	Employees	2,202 employees at over 40 sites, 99% in Europe, personnel expenses: € 112 million
Research & development →	Environment (product effects)	Economically and ecologically optimized water treatment products and procedures
Purchasing →	Market partners (suppliers)	Purchasing volume: € 217 million, several thousand suppliers
Production →	Environment	4 main production sites: Mondsee (A), Schrieshein (D), Paris (F), Aesch (CH)
Marketing & service →	Customers	Sales: € 362 million with wholesale and retail customers; planners, architects and industry

Customers

Our customers include wholesalers, plumbers, architects, planners and a large number of businesses and industrial companies from virtually all branches of industry as well as municipalities (e.g. hospitals). We generate 98% of our sales in Europe. An important indicator for BWT is the regular measurement and analysis of customer satisfaction which has shown a stable, positive outlook at a high level in recent years. Quality management in accordance with ISO 9001 (in Germany also in accordance with ISO 14001) is implemented at the largest sites of the Group and in the process of being implemented in the rapidly expanding Group. A systematic Customer Relationship Management (CRM) system has also been installed in France and Germany and is in the pipeline for other locations.

Employees

BWT employees have a large variety of responsibilities (technical and commercial jobs) and extensive possibilities for development. Within BWT there is a flat organizational structure which enables direct, personal communication and is arranged in a country-specific manner. Regular employee satisfaction surveys are carried out which, like the analysis of staff turnover, reveal a positive figure on average. As has been the case since the founding of BWT, there were no strikes or labor disputes in 2006.

Suppliers

Due to the vertical range of manufacture of the Group, purchasing is of great importance. In addition to purchasing organized locally, there is a central Group purchase department which is operated together with the sister company, Christ Water Technology, and thus can use economies of scale. In 2006, a code of conduct was established across the Group, which employees and suppliers are subject to, together with the strict rules on conditions for purchasing, which stipulate extensive regulations relating to working conditions and social standards (referring to SA 8000) as well as a ban on corruption. Suppliers are subject to regular assessment which is based on sustainable partnership and dialog.

Environment

On the whole, we estimate the overall influence of our operating activities on the environment to be relatively low in relation to the size of BWT. Data relevant to the environment both regarding the use of resources (energy and water etc.) and emissions (waste and sewage etc.) are collected annually at the production sites.

Particular attention is paid to Co_2 emissions which are primarily caused by the company's fleet of cars, while the rest mainly come from heating buildings. The Mondsee site is connected to a community heating power plant. The BWT Group has approximately 500 company cars that are used by employees, particularly in marketing. Projections for 2006 indicate that the BWT Group produced approximately 4,600 t of Co_2 according to preliminary calculations. As a result of the expansion of service activities and the dynamic growth of the Group, an increase is foreseeable which, however, should be limited by the acquisition of more economical vehicles and newer engine generations. The European Commission is currently planning a limit of 120g/km for new cars for 2012.

Society

The extremely positive product effects of the BWT product portfolio and the topics of hygiene, safety, health and water enjoy a high level of awareness in society. As a tax payer, in 2006 the BWT Group paid over more than 30% of its earnings in taxes (€ 9.6 million). As has been the case for many years, relief projects were also carried out in 2006, which included financial donations and the personal dedication and commitment of BWT employees. This also includes relief projects for employees in need and external relief response (e.g. for drinking water supply in disaster areas).

Investors

Please refer to the chapter on "Shares & investor relations" which provides a report on our offering and activities for investors.



3:00 pm Afternoon coffee break

Whether cappuccino, espresso or latte macchiato – the consumption of coffee has become an experience in all respects. The aroma, flavor and appearance of coffee and other hot as well as cold drinks are influenced considerably by the quality of their most important ingredient – water: the carbonate hardness, overall hardness and mineral content must be just right. water+more by BWT fulfils these high requirements of the catering industry with customized solutions for water optimization.

water+more by BWT –
water filter systems for the catering industry
Coffee becomes a real pleasure


WATER – our daily elixir of life

The BWT share

Shareholder structure


YSRO
31.6 %
Free float
49.5 %
WAB-Trust
18.9 %

Data and facts about the BWT share	
No. of shares	17,8335 million, issued to bearer
Free float	49.5%
ISIN	AT0000737705
Bloomberg code	BWT AV
Reuters code	BWTV.VI
Main trading center	Vienna Stock Exchange
ADR program	Level 1, 1 ADR = 1 share, Bank of New York
Minimum price 2006	€ 21.78 (as at January 18, 2006)
Average price 2006	€ 29.71
Maximum price 2006	€ 36.63 (as at May 2, 2006)
Year-end price 2006	€ 36.50
Market capitalization	€ 651 million (as at December 28, 2006)
Trading volume (in shares) per day	58,501 (double counting, Vienna Stock Exchange, 2006)
Trading volume (in €) per day	1.729 million (double counting, Vienna Stock Exchange, 2006)
Index membership	ATX Prime, ViDX, WBI, sustainability indices
Broker research	CA-IB (BA-CA/UniCredit), Erste Bank, RCB

Information per share	2006	2005*	Change
Earnings (€)	1.24	1.06	+17 %
Dividend (€)	0.35**	0.30	+17 %
Book value (€)	6.12	5.23	+17 %
P/E maximum	29.5	34.1	-
P/E minimum	17.6	20.4	-
P/E year-end	29.4	21.9	-

* including Christ Water Technology AG up to October 2005
** proposal to the Annual General Meeting

The BWT share in 2006

2006 was the first complete financial year following the spin-off of the Christ Water Technology Group in November 2005. As the trading statistics show, this did not result in any de facto decline in the share's trading liquidity. In fact, there was even an increase in trading volume. However, as a result of the annual index revision and some new IPOs on the Vienna Stock Exchange, the BWT share slipped out of the ATX in September 2006. By contrast, the price performed positively and increased by 57 %. Shareholders with shares in both BWT and CHRIST benefited from an increase in the price of 46 %.

Index performance (in %) in 2006


ATX 21.7
TecDAX 25.5
DAX 22.0
DJ Euro Stoxx 50 15.1
Nikkei 225 6.9
Bovespa 32.9
Hang Seng HK 34.2
Dow Jones Industrials 16.3
NASDAQ Composite 9.5
FTSE4Good Global Index 19.7
DJ Sustainability Index 28.3
Natur-Aktien-Index 33.0
VÖNIX 30.9
BWT AG 57.0
0%
10%
20%
30%
40%
50%
60%

Source: Wiener Börse AG

2006 was a very good year for the international stock markets. Strong economic data and surprisingly sharp profit growth within the company outshone the base rate increases of both the U.S. Federal Reserve and the European Central Bank (ECB) as well as further increases in the prices of raw materials. The U.S. Dow Jones Industrial Index rose by 16 %, while the DAX rose by 22 %. Development on the Vienna Stock Exchange was again extremely dynamic. The market capitalization of all companies increased from € 105 billion to € 146 billion and there was a significant increase in liquidity (turnover ratio from 65 % to 88 % of the market capitalization). ATX performance for the year was 22 %.

There has been a considerable increase in the importance of sustainability and corporate social responsibility in light of the current climate change, the rapid industrialization of whole continents, accompanied by declining resources and environmental pollution, as well as social disparities. "Green money" needs to be invested in a socially responsible, environmentally friendly and sustainable fashion on the capital markets. Throughout Europe, the volume of sustainable investment funds rose from € 34 billion in 2002 to € 106 billion in 2006. Sustainability indices (see chart) also performed exceptionally well in 2006.

As a provider of water technology solutions and sustainability investment, the BWT share is included in important indices such as the Natur-Aktien-Index (Nature Stock Index), the VÖNIX and (since July 2006) the renowned SB20 list "Companies Changing the World". Inclusion usually follows a comprehensive assessment of the sustainability strategy with in-depth analysis of the company's performance towards our shareholders, as well as the environment, employees, society, authorities, market partners and investors. We have therefore made it one of our main tasks to continue to improve our performance for all stakeholders.

Investor Relations

Since the IPO in 1992, investor relations have been our highest priority and are directly assigned to the Management Board. The objective of our IR work is to present as true and fair a picture as possible of the company and its potential for development in its markets, therefore creating a good basis of information on which to arrive at a sustainable decision to invest in our company. A transparent information policy, our commitment to the Austrian Corporate Governance Code and our active approach to investors are integral components of this strategy.

Regular analyses of the BWT share are published by the Austrian banks CA-IB (BA-CA/Unicredit), Erste Bank and RCB. Studies are also carried out by HSBC Trinkaus & Burkhardt and Commerzbank. Deutsche Bank terminated its coverage at the beginning of 2007.

Information and contact:
Website: www.bwt-group.com/en/investor
Investor Relations: Ralf Burchert, CEFA
Shareholder telephone: +43 (0)6232 5011-1113
E-Mail: investor.relations@bwt.at

In order to further increase awareness of the BWT share and its unique positioning, we participated in a total of 14 national and international investor conferences and roadshows in 2006 as well as several local bank and small investor events. An uptodate roadshow calendar of major events as well as other extensive information on the BWT share can be found on our website.

BWT price chart



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January 06
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December 06

Source: Wiener Börse AG



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6:00 pm
Drinking is half the training
Under intense strain, the body loses up to 1 liter of fluid per hour and in doing so also a large amount of minerals. The best antidote: drinking lots of water. The limescale protection system AQA total Energy, leaves all minerals in the water and produces a sparkling source of energy from its tap. Thus you can enjoy precious drinking water from clean pipes.
AQA total Energy –
alternative limescale protection
For vitality and protection against limescale and corrosion


BWT
BWT
BWT
WATER – our daily elixir of life

Corporate Governance

The Austrian Code of Corporate Governance is primarily geared toward listed corporations and contains standards for good corporate governance through their voluntary adherence to the Code.

The Austrian Working Group for Corporate Governance has released a new version of the Austrian Corporate Governance Code, effective January 1, 2006. The revised version of the original 2002 version implements, among other things, the new corporate governance recommendations of the EU Commission and the Company Law Amendment Act 2005. In total, 36 of the 80 rules were changed.

The Code comprises three rule categories:

1. Legal requirement ("L") – including compulsory regulations
2. The "C" rules (Comply or Explain) in the Austrian Code of Corporate Governance are to be followed; any deviation must be explained and the reasons stated in order to comply with the Code.
3. Recommendation rules ("R")

BWT is committed to the 2006 version of the Austrian Corporate Governance Code and deviates from it in the following respects:

Rule 18
The internal auditing duties are currently being performed by the Group Controlling department. The Supervisory Board receives regular reports about important results of these auditing activities.

Rules 28 through 30
Performance-related payments at BWT AG are not made via share options, but are dependent on the attainment of predefined goals (e.g. company results, qualitative and quantitative goals).
In 2006, 80 % of the total remuneration of the Management Board was fixed and 20 % performance-related. There is no company pension. There are also no Management Board entitlements or legal rights should the function be terminated.

Rule 38
The BWT AG Articles of Association do not stipulate any age limit for the members of the Board of Management. Appointments are made solely on the basis of professional and personal qualification.

Rule 39
The Audit Committee is the only committee established by the Supervisory Board of BWT AG. The Supervisory Board of BWT AG comprises experts in various fields and holds constructive meetings at regular intervals, which cover strategic, balance sheet, and personnel-related matters of the company. In this context, the BWT AG Supervisory Board is also involved in all-important decisions of the Management Board as an advisory body.

Rule 51
The members of the Supervisory Board received expense reimbursements totaling € 18,000 for the activities during the 2006 financial year. No further payments were made.

Rule 53
"Independent" in the sense of the blanket clause of Rule 53 refers to members of the Supervisory Board whose business or personal relationship with BWT AG or its Management Board does not constitute a material conflict of interest allowing the member's

behavior to be influenced. In accordance with the guidelines of the Corporate Governance Code (Annex 1), BWT AG sets the following criteria for independence:

1. The Supervisory Board member has not been a member of the Management Board in the past five years and was not a management employee of the company or one of its subsidiaries.
2. The Supervisory Board member does not maintain a business relationship with BWT AG or any of its subsidiaries to a significant extent for the Supervisory Board member and has not done so within the past year. This also applies to business relationships with companies with which the Supervisory Board member has a considerable economic interest. The approval of individual dealings in accordance with the "L" Rule 48 does not automatically confer independent status.
3. The Supervisory Board member was not an auditor of the company or a participant or employee of the auditing company within the past three years.
4. The Supervisory Board member is not a member of the management board of another company in which a management board member is a supervisory board member of the company.
5. The Supervisory Board member is not a close family member (direct descendant, spouse, partner, parent, uncle, aunt, sibling, niece, nephew) of a Management Board member or of persons who are in one of the aforementioned positions.

The Supervisory Board thus comprises the following independent members:
Dr. Leopold Bednar, Gerda Egger, Dr. Wolfgang Hochsteger, Klaus Kastner, Ekkehard Reicher, Serge Schmitt.

Rule 57
The BWT AG Articles of Association do not stipulate any age limit for the members of the Supervisory Board.

Rule 58

Supervisory Board member	First appointed	End of current term
Dr. Leopold Bednar (Chairman)	July 5, 1991	2011
Dr. Wolfgang Hochsteger (Dep. Chairman)	July 5, 1991	2011
Gerda Egger	May 24, 1996	2011
Dr. Ekkehard Reicher	May 24, 1996	2011
Serge Schmitt	May 29, 2002	2011
Klaus Reinhard Kastner	May 23, 2001	2011

Where applicable, other Supervisory Board mandates or similar functions in domestic or foreign listed corporations are disclosed:
Dr. Leopold Bednar, Gerda Egger, Dr. Wolfgang Hochsteger and Serge Schmitt are also Supervisory Board members of Christ Water Technology AG.

Rule 70
Reports regarding the acquisition and sale of BWT shares by members of the Management Board are communicated in accordance with Article 48d/4 of the Stock Exchange Act to the Austrian Financial Market Authority. Reference is made to the Austrian Financial Market Authority website on the BWT AG website.

Rule 80
The assessment of the effectiveness of risk management is made in the process of internal reporting and assigned to the managment board.


BWT



8:00 pm Wind down at the end of the day

What is more relaxing, in order to forget hectic, everyday life, than a pleasant, warm bath? Warm water indulges you and nourishes your soul. Just like in the morning under the shower, thanks to AQA Perla you can also enjoy a warm bath of pearl-soft water in the evenings.
An experience you don't want to be missing out on any longer.

AQA perla – soft water system
For unadulterated pleasure in your bath


BWT - The leading European water technology group



BWT Aktiengesellschaft

GROUP ANNUAL FINANCIAL STATEMENTS

according to IFRS (International Financial Reporting Standards)

2006


BWT
BEST WATER TECHNOLOGY

I. BWT GROUP: Consolidated profit and loss account for the 2006 financial year

	Note	2006 € 1000's	2005 *) € 1000's
SALES	(1)	361,963.5	463,538.8
Other operating income	(2)	5,348.7	5,754.2
Change in inventory of finished and unfinished products		1,685.6	387.3
Other capitalised labour, overheads and material	(2)	1,026.3	3,010.7
Materials and purchased services	(10)	-148,639.4	-216,929.7
Personnel expenses	(3)	-112,047.2	-142,110.0
Depreciation	(4)	-8,304.9	-9,808.6
Other operating expenses	(5)	-68,462.7	-76,829.8
Result from operating activities		32,569.9	27,012.9
Financial income	(6)	1,513.4	2,934.9
Financial expenses	(6)	-2,286.0	-4,207.7
Earnings before taxes		31,797.3	25,740.1
Taxes on earnings	(7, 15)	-9,577.1	-6,673.3
Net profit		22,220.2	19,066.8
Of which:			
Shareholders of the parent company		22,182.0	18,969.4
Minority shareholders	(16)	38.2	97.4
Earnings per share (in €):	(27)		
Undiluted = Diluted		1.24	1.06
Number of shares issued		17,833,500	17,833,500

*) incl. AST-segment from 1.1. to 31.10.2005
Previous year value without AST segment see on page 83 in this Annual Report.

II. BWT GROUP: Consolidated balance sheet as at December 31, 2006

ASSETS	Note	31.12.2006 € 1000's	31.12.2005 € 1000's
Goodwill	(8)	26,768.2	26,631.4
Other intangible assets	(8)	16,368.6	12,664.4
Tangible assets	(8)	53,402.9	49,135.9
Financial assets	(9)	6,827.8	16,017.4
Trade receivables	(11)	82.1	145.6
Receivables from companies with which a participation is held	(11)	133.6	131.6
Other receivables from third parties	(13)	311.5	836.0
Deferred tax claims	(15)	5,538.4	6,514.4
Long-term assets		109,433.1	112,076.7
Inventories	(10)	52,439.3	44,641.2
Trade receivables	(11)	66,424.7	61,283.8
Receivables from long-term orders	(11, 12)	5,193.7	4,585.9
Receivables from companies with which a participation is held	(11)	1,048.4	49.8
Income tax reimbursement claims	(11, 13)	2,119.6	2,218.0
Other receivables from third parties	(11, 13)	5,565.7	4,468.5
Liquid funds	(14)	14,223.4	18,559.8
Short-term assets		147,014.8	135,807.0
TOTAL ASSETS		256,447.9	247,883.7

EQUITY AND LIABILITIES

EQUITY AND LIABILITIES	Note	31.12.2006 € 1000's	31.12.2005 € 1000's
Share capital		17,833.5	17,833.5
Capital reserves		17,095.8	17,095.8
Retained earnings		74,659.1	58,888.4
Other reserves		-1,083.0	-1,060.9
		108,505.4	92,756.8
Minority interests	(16)	698.4	585.5
Equity capital	(16)	109,203.8	93,342.3
Provisions for social overhead capital	(17)	26,398.1	28,217.9
Deferred tax liabilities	(15)	4,335.0	3,710.4
Other provisions	(18)	1,729.4	801.6
Bonds	(19, 20)	17,000.0	17,000.0
Interest-bearing financial liabilities	(20, 24)	6,717.3	11,690.2
Other liabilities	(20)	769.6	1,110.7
Long-term liabilities		56,949.4	62,530.8
Current tax liabilities		5,412.5	3,357.6
Other provisions	(18)	15,682.4	14,460.1
Interest-bearing financial liabilities	(20, 24)	15,191.8	26,183.3
Trade payables	(20)	30,196.9	27,657.1
Liabilities to companies with which a participation is held	(20)	0.2	72.6
Other liabilities	(20)	23,810.9	20,279.9
Short-term liabilities		90,294.7	92,010.6
BALANCE SHEET TOTAL		256,447.9	247,883.7

III. BWT GROUP: Cash flow statement for the 2006 financial year

	Note	2006 € 1000's	2005 € 1000's
+ Net profit		22,220.2	19,066.8
- Profit (+ loss) from the sale of fixed assets		-114.5	76.5
+ Depreciation of tangible assets		5,575.5	7,338.9
+ Depreciation of intangible assets		2,729.4	2,469.7
+ Allocation (- writeback) of long-term provisions		-1,601.1	2,287.5
		28,809.5	31,239.4
- Increase (+ reduction) in inventories, including advance payments		-5,466.9	-933.3
- Increase (+ reduction) in trade receivables, deferred taxes and prepaid expenses		-5,387.3	-14,192.8
+ Increase (- reduction) in trade payables and other liabilities		8,212.0	3,036.4
+ Increase (- reduction) in short-term provisions (including allocation of deferred taxes)		747.6	7,254.8
CASH FLOW from operating activities	(22)	26,914.9	26,404.5
- Investment on tangible and intangible assets		-10,196.9	-8,824.6
- Investment on financial assets		-557.3	-156.8
+ Inflows from disposals of tangible assets, intangible assets and other financial investments		10,511.3	2,419.4
- Outflows for the acquisition of minority shares and the acquisition of participations		-7,191.3	-350.0
CASH FLOW from investment activities	(23)	-7,434.2	-6,912.0
- Dividents paid out		-5,350.0	-4,815.1
+ Change in minority shares		-86.0	0.0
+ Change due to disposal of CHRIST		-1,428.2	-18,698.3
+- Change in notes payable		399.5	-707.4
+- Change in long-term financial liabilities		-5,537.2	-11,308.1
+- Change in short-term financial liabilities		-11,722.9	14,238.1
CASH FLOW from financing activities		-23,724.8	-21,290.8
+- Cash flow from operating activities		26,914.9	26,404.5
+- Cash flow from investment activities		-7,434.2	-6,912.0
+- Cash flow from financing activities		-23,724.8	-21,290.7
Change in liquid funds		-4,244.1	-1,798.2
+ Liquid funds at beginning of year		18,559.8	20,982.5
+- Impact of exchange rate differences		-92.3	-624.5
Liquid funds at year-end		14,223.4	18,559.8
Breakdown of liquid funds	(14)		
Cash, checks, deposits with banks		14,213.1	18,549.3
Cash equivalents		10.3	10.5
		14,223.4	18,559.8

Other information:	2006 € 1000's	2005 € 1000's
Interest received	500.8	508.3
Interest paid	1,833.0	2,234.0
Tax payments	7,554.8	6,474.2

IV. BWT GROUP: Changes in shareholders' equity

	Share capital € 1000's	Capital reserves € 1000's	Retained earnings € 1000's	Other reserves € 1000's	Total € 1000's	Minority shares € 1000's	Total € 1000's
As at Dec. 31, 2004	17,833.5	17,095.8	102,536.4	-533.3	136,932.4	766.4	137,698.8
Net attributable profit	0.0	0.0	18,969.4	0.0	18,969.4	97.4	19,066.8
Currency translation	0.0	0.0	0.0	-527.6	-527.6	-19.1	-546.7
Profits/losses offset in equity	0.0	0.0	-1,304.6	0.0	-1,304.6	0.0	-1,304.6
Result for the entire period	0.0	0.0	17,664.8	-527.6	17,137.2	78.3	17,215.5
Dividend payment	0.0	0.0	-4,815.1	0.0	-4,815.1	0.0	-4,815.1
Spin-off CHRIST Group	0.0	0.0	-56,497.7	0.0	-56,497.7	0.0	-56,497.7
Change in minorities	0.0	0.0	0.0	0.0	0.0	-259.2	-259.2
As at Dec. 31, 2005	17,833.5	17,095.8	58,888.4	-1,060.9	92,756.8	585.5	93,342.3
Net attributable profit	0.0	0.0	22,182.0	0.0	22,182.0	38.2	22,220.2
Currency translation	0.0	0.0	0.0	-22.1	-22.1	10.6	-11.5
Profits/losses offset in equity	0.0	0.0	366.9	0.0	366.9	0.0	366.9
Result for the entire period	0.0	0.0	22,548.9	-22.1	22,526.8	48.8	22,575.6
Dividend payment	0.0	0.0	-5,350.0	0.0	-5,350.0	0.0	-5,350.0
Spin-off CHRIST Group *)	0.0	0.0	-1,428.2	0.0	-1,428.2	0.0	-1,428.2
Change in minorities	0.0	0.0	0.0	0.0	0.0	64.1	64.1
As at Dec. 31, 2006	17,833.5	17,095.8	74,659.1	-1,083.0	108,505.4	698.4	109,203.8

*) In 2006, the elimination of earlier uncertainties by subsequent changes to the spun-off assets resulted in adjustment of the tax accruals totaling € 1,428 200

Breakdown of income and expense included directly in shareholder's equity

	2006 € 1000's	2005 € 1000's
Actuarial profits/losses	611.5	-2,174.0
of which tax-related	-244.6	869.4
Income and expenditure recorded directly in equity	**366.9**	**-1,304.6**
Of which to:		
Shareholders of the parent company	366.9	-1,304.6
Minority shares	0.0	0.0



BWT GROUP CONSOLIDATED FINANCIAL STATEMENTS

NOTES

V. Notes 2006

General notes

The consolidated financial statements of BWT Aktiengesellschaft, based in Austria, 5310 Mondsee, Walter-Simmer-Straße 4 were prepared in accordance with Article 245a of the Austrian Corporate Commercial Code (UGB) and in line with the principles of International Financial Reporting Standards (IFRSs), as they are to be applied in the EU, under the responsibility of the Management Board.

The entire financial statements for the 2006 and 2005 financial years are prepared in € 1,000 (rounded in line with commercial rounding methods). When adding rounded amounts and percentages, the use of automated calculation aids may result in differences due to rounding.

Spin-off

In the course of a so-called pro-rata spin-off for inclusion, the 100 % participation of BWT Aktiengesellschaft in CHRIST WATER TECHNOLOGY AG, and thus the entire "AST – Aqua Systems Technologies" business segment was spun-off to CHRIST WATER TECHNOLOGY AG with legal effect from November 8, 2005. As a result, the shareholders of BWT Aktiengesellschaft also received, for each share held in BWT on the above date, a share in CHRIST WATER TECHNOLOGY AG. Thus on November 8, 2005 (pro rata), BWT shareholders' hitherto indirect participation in CHRIST became direct. At the same time, Christ Water Technology AG shares were listed for the first time on the Vienna Stock Exchange, with stocks listed on the Prime Market since November 8, 2005.

The deconsolidation of CHRIST WATER TECHNOLOGY AG and its subsidiaries occurred on October 31, 2005. This means that these annual financial statements of BWT AG include the results of the "AST – Aqua Systems Technology" segment up to October 31, 2005 in the consolidated profit and loss account, and the balance sheet of BWT AG at December 31, 2005 no longer contains reporting date values of the Christ Water Technology Group. The reciprocal accounts receivable and liabilities are treated as being due from/due to third parties in the balance sheets of BWT – and those of the CHRIST Group – as at December 31.

In order to create a comparable data basis from 2005 for the profit and loss account and the notes included therein, the previous year's values are shown in the rest of the present document without the spun off "AST – Segment".

General Notes

Fundamentals

The BWT - Best Water Technology - Group was formed in 1990 from a management buy-out and is today Europe's leading provider of water technology in the "Residential" sector. The goal of the BWT employees is to provide private, company and municipality customers with innovative technologies that deliver maximum safety, hygiene and health in their daily contact with the elixir of life, water.

BWT Aktiengesellschaft has a worldwide presence through 46 subsidiaries and had 2,202 employees as of December 31, 2006 (previous year: 2,007).

Following the spin-off of the industrial and municipalities business (the "AST - Aqua Systems Technologies" business division) in the last quarter of the previous year, segment reporting in the BWT Group was reorganised. Starting in the first quarter of 2006, responsibility for primary segment reporting was assigned to the regions. The following divisions were specified in accordance with the internal management information system:

- Austria/Germany
- France/Benelux
- Scandinavia
- Italy/Spain
- Switzerland/Others

The previous year's data for the AST segment which was spun off at the end of October 2005 is shown separately so that a comparable data basis can be created.

The accounting methods of the companies included in the scope of consolidation are based on the uniform accounting rules of the BWT Group based on the principles of IFRS.

In keeping with IAS 27, the balance sheet date of the consolidated financial statements is identical with the balance sheet date of the parent company. The annual financial statements of companies fully and partially consolidated were prepared as at the reporting date of the consolidated financial statements. In order to improve clarity of presentation, certain positions of the balance sheet and in the profit and loss account were combined. A detailed presentation is supplied in the Notes.

Scope of consolidation

An overview of the material fully consolidated companies can be found in Appendix V.1.

Apart from BWT AG, the consolidated balance sheet as at December 31, 2006 includes 46 fully consolidated subsidiary companies (previous year: 40). One subsidiary was consolidated using the proportional method (previous year: 1).

The scope of consolidation during the 2006 reporting year developed as follows:

Position on January 1, 2006	41
First-time consolidation in reporting year	7
Merged during reporting year	-1
Position on December 31, 2006	47

Shares in consolidated companies owned by minorities are stated separately. The shares in profit included in the profit and loss account but allocated to minorities are identified separately in the profit and loss account.

Consolidation method

Capital consolidation takes place according to the purchase method by offsetting costs against the pro rata identifiable assets and liabilities relating to the parent company. From January 1, 1995 to the end of 2004, asset surpluses were capitalized as goodwill and amortized on a straight-line basis over their useful life. Straight-line amortization has now been replaced by annual impairment testing in line with the provisions of the IFRS 3 (Business Combinations) in conjunction with IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets).

Inter-company receivables and liabilities, expenses and earnings as well as intra-group earnings are eliminated if they are not immaterial.

Currency translation in the Group

Currency translation of foreign accounts is carried out using the concept of functional currencies. This is the respective national currency in every case, as the companies operate their businesses independently in financial, commercial and organizational terms.

Apart from equity positions, all the balance sheet positions were translated into the reporting currency at the current exchange rate on December 31, 2006. The individual positions of the consolidated foreign companies' profit and loss accounts were translated at the average exchange rate of the period. Differences from currency translation are reported as a component of equity neutral to earnings. Where a foreign company is deconsolidated, the differences from currency translation are reported in the profit and loss account.

The principal currencies' exchange rates used for currency translation developed as follows:

Countervalue = 1 €	Exchange rate at		Average exchange rate	
	31.12.2006	31.12.2005	2006	2005
Swiss Franc	1.61	1.56	1.58	1.55
Polish Zloty	3.86	3.86	3.90	4.03
Hungarian Forint	250.19	252.46	263.82	248.69
Czech Koruna	27.35	29.05	28.27	29.87
American Dollar	1.32	1.18	1.26	1.24
Swedish Krone	9.04	9.39	9.25	9.30
Danish Krone	7.46	7.46	7.46	7.45
Norwegian Krone	8.24	8.00	8.05	8.01
Chinese Renminbi	10.29	9.38	10.04	9.94

Accounting and valuation principles

Intangible assets and tangible assets

Intangible and tangible assets are valued at their purchase or production costs, reduced by scheduled straight-line depreciation. The production costs, in addition to unit costs, contain appropriate proportions of material and production overheads. Expenses relating to general administration and interest payable are not capitalized.

Assets are depreciated from the point in time at which they are available for use. Straight-line depreciation is charged over the expected useful life of the respective asset. The expected economic useful life is taken into account when determining the probable useful life.

An impairment test is carried out to determine the possible value impairment of tangible and intangible assets if evidence to suggest such impairment presents itself (goodwill is always tested for value impairment once a year). Here the higher of the net disposal value and useful value (achievable value) which is calculated as the present value of the associated future financial inflows and outflows is compared against the current book value. If an evaluation based on an individual appraisal is not possible, it is made on the basis of the higher cash-generating unit. If the book value is higher, an impairment of the achievable amount is carried out. If the reasons for the implementation of non-scheduled depreciation no longer apply, the asset (except for goodwill) is written up to a value no higher than its purchase or production prices less scheduled depreciation. Maintenance is carried as expenditure as long as it does not materially alter the nature of the asset in question.

A positive difference in value arising from a company merger is carried as goodwill. Additionally, the goodwill is compared to its economic value on each balance sheet date. Any decreases in the future value are booked as value impairment. From the initial application of IFRS 3 in conjunction with IAS 36 and IAS 38 from 2005 onward, annual impairment testing is carried out on the basis of cash-generating units (CGUs) to establish the value of existing goodwill.

For intangible assets constructed by the company, the production time is divided into a research and a development phase. Costs incurred during the research phase are charged to the profit and loss account immediately. Expenses arising during the development phase are capitalized as intangible assets (in line with IAS 38), if certain conditions relating to the future use of the disbursed expenses apply, above all the technical viability of the developed product or process. The valuation of assets constructed by the company is carried out using production costs less scheduled and unscheduled depreciation.

The depreciation of intangible assets and of consumable assets is performed on a straight-line basis over the expected economic lifetime of the respective asset.

When evaluating the depreciation rates, the following economic lifetimes were assumed. These are unchanged from the previous year:

	Useful life in from	to
Intangible assets		
Software	3	5
Patents, trade marks	5	10
Tangible assets		
Buildings	20	50
Investments of buildings of third parties	10	20
Machinery	3	10
Business equipment	3	10

Leasing and rental properties

Leasing and rental contracts in which all risks and rewards arising from the use of the asset are being transferred to the Group, are treated as financing leases. At the point in time of purchase, the assets underlying the respective leasing or rent contracts are capitalized at the current value of future leasing or rental installments at purchase and depreciated over the duration of the lease period. The capitalized assets are offset by the net present values of the future liabilities arising from the unexpired portion of the leasing or rental contract as at the balance sheet date.

Assets used as a result of any other leasing or rental contracts are treated as operating leases. Rental payments are carried as expenses in the profit and loss account.

Financial assets

Financials fixed assets are not held for trading purposes (see Note 9). If the actual intention and ability to hold the asset to final maturity exists, the asset is valued at purchase cost, and reduced by write-downs. If the reasons for the implementation of a write-down no longer apply, the asset is written up to a value no higher than its purchase price.

Part of the securities classified as financial assets are deemed to be available for sale. They are valued at purchase cost at the point in time of their acquisition and in later periods, at their respective current market values. Market values of securities are the values on the stock market on the balance sheet date.

Other participations, for which a market value cannot be determined, are valued at purchase cost reduced by any necessary write-downs.

Inventories

Valuation of inventories is carried out using the lower of purchase or production costs or the lower net recovery value. The consumption of primary energy and raw materials and supplies was calculated using the average-cost method. If the turnover of certain stock is deemed to be too low, write-downs are carried out if necessary.

Receivables

Trade receivables and other short-term receivables are valued at nominal value or acquisition cost, if necessary reduced by value adjustments. Tax receivables are netted against tax liabilities if they are owed to the same tax authority.

Receivables from long-term orders

In keeping with IAS 11 (revised 1993), long-term orders are accounted for using the percentage-of-completion method with pro-rata realization of earnings, whereby the degree of completion is calculated using the cost incurred to date in relation to total estimated costs (cost-to-cost method).

Liquid funds

Short-term financial assets are carried under the heading liquid funds and valued at current value.

Provisions and accruals

The valuation of pension provisions and provisions for similar obligations, severance payments and anniversary bonuses is made according to IAS 19 (revised 2004) using the projected-unit-credit method. In this method, the expected benefits to be made by the company are distributed over the number of years of service with the company. Salary increases expected in the future are taken into account. The amounts to be provisioned are calculated by an actuary for each balance sheet date on the basis of an actuarial study. As these benefit-orientated obligations are not tied to budgeted assets, they are valued in their full amounts.

Other provisions are formed in the amount of the uncertain obligations, whereby the best possible estimate of the outlay necessary for fulfillment is used.

Liabilities

Monetary liabilities in foreign currencies are valued at the current exchange rate of the currency concerned on the balance sheet date.

Conversion into the functional currency

Assets and liabilities accounted for in foreign currencies are converted into the functional currency at the current exchange rate on the balance sheet date. Write-ups and write-downs resulting from fluctuations in the values of foreign currencies are charged to the profit and loss account.

Earnings realization

Earnings from goods and services rendered are realized when all material risks and opportunities arising from the good delivered have passed to the purchaser.

In order for the progress of orders and the performance of the company to be reflected accurately over the accounting periods, long-term orders on the basis of a reliable estimate of the degree of completion, total costs and total revenues, profit is realized using the percentage-of-completion method.

Posting of the fair value of financial instruments

The fair value of financial instruments is the amount on which a transaction is based between two independent business partners who are informed and willing to form a contractual relationship. Fair value is often identical to the market price. Fair value is therefore derived from the market information available on the balance sheet date. In view of varying determining factors, the values which are recorded here may differ from those which are realized at a later date.

Financial earnings

Financial expenses include interest payable on financing loans and financing leases, similar expenses and disbursements, currency losses and gains in connection with such financing, and results from currency hedging transactions. In addition, losses arising from participations not subject to consolidation are posted in financial expenses.

Earnings from financial investments include interest payments, dividends and similar earnings arising from the investment of financial assets, and profits and losses from the disposal or the impairment of value of financial assets.

Taxes

Taxes on earnings charged during the financial year include the amounts payable by the individual companies from taxable earnings multiplied by the tax rate applicable in their respective countries ("actual taxes") and the changes in tax accruals.

The calculation of the tax accruals position is carried out using the balance-sheet-liability method for all temporary differences between the values of the balance sheet positions in the IFRS consolidated financial statements and their tax values recorded at the individual companies. Further, the likely tax advantages from existing loss carry forwards are included in the calculation. Differences from non-tax deductible goodwill and from the first time valuation of an asset or a debt, provided that certain conditions exist, are not included in tax accruals. Tax accrual assets are calculated on the following tax rates:

Country	Tax rate
Austria	25 %
Germany	40 %
France	33 %
Italy	33 %
Spain	35 %
Denmark	30 %
Switzerland	25 %
Poland	19 %

Earnings per share

Earnings per share are calculated by dividing Group profit due to the shareholders of the parent company after minorities' shares in profits by the weighted average number of issued shares.

Estimates and competent authority discretions

For the purposes of compiling consolidated financial statements, estimates and assumptions have to be made to a certain extent which influence the value of assets and liabilities in the balance sheet, the identification of other liabilities on the balance sheet date and the amount of income and expenditure during the reporting period. The actual amounts may differ from these estimates. In particular, it can be difficult to estimate individual value adjustments performed for receivables, the useful value in impairment tests and the deferred tax claims due to deviations from expected events in the future.

Furthermore, the preparation of the consolidated annual accounts requires the determination of future developments. For example, for the valuation of existing social capital obligations, assumptions are used for the discount rate, retirement age, life expectancy and future salary and pension increases (see Note 17).

Segment reporting

The company divisions are defined in terms of geographical responsibilities for primary segment reporting in accordance with the internal reporting structure. Secondary divisional reporting is performed on the basis of the main product group (Point-Of-Entry Products, Point-Of-Use Products, Service, Fuel Cell Membrane Technologies and Aqua Finance).

Notes to the profit and loss account

The profit and lost account is compiled using the total cost method.

NOTE 1: Sales and segment reporting

Consolidated Group sales for the BWT Group were € 362.0 million and thus were below the previous year's figure of € 463.5 million due primarily to the spin-off of the Aqua Systems Technology business segment and the resulting lack of sales volume. Assuming a comparable company structure, growth came to € 45.8 million or 14.5 %.

All company divisions contributed to this welcome increase in sales. The Austria / Germany division benefited from the first-time incorporation of newly acquired companies in the field of swimming pool technology, while the Switzerland / Others division benefited from the above-average growth in Eastern Europe (Poland in particular) as well as production activity for the CHRIST Group in Switzerland. The HOH Group achieved significant organic growth in Scandinavia.

Sales are broken down by regional responsibilities (primary breakdown) and main product group (secondary breakdown). Netting between the individual divisions is carried out on an arm's-length basis.

Breakdown by business region

2006	Austria/ Germany	France/ Benelux	Scandi-navia	Italy/ Spain	Switzer-land/ Others	Elimi-nations	Total
	€ 1000's	€ 1000's	€ 1000's	€ 1000's	€ 1000's	€ 1000's	€ 1000's
External sales	146,063.8	87,865.1	42,466.1	31,274.0	54,294.5	0.0	361,963.5
Internal sales	10,183.2	4,059.2	336.7	39.1	1,212.4	-15,830.6	0.0
Total	156,247.0	91,924.3	42,802.8	31,313.1	55,506.9	-15,830.6	361,963.5
Divisional earnings (EBIT)	**10,487.6**	**6,227.1**	**5,622.3**	**5,211.3**	**5,021.6**	**0.0**	**32,569.9**
Financial result							-772.6
Taxes on earnings							-9,577.1
Minority interests							-38.2
Profit for the year due to the shareholders of the parent company							22,182.0
Earnings per share in €							1.24
Divisional assets	118,573.8	55,462.1	21,766.0	22,274.6	55,248.7	-16,877.2	256,447.9
Liabilities	85,358.0	36,060.2	11,105.1	9,413.1	22,185.0	-16,877.2	147,244.1
Investments	6,512.8	2,421.7	558.4	340.8	920.4	0.0	10,754.1
Depreciation	-4,572.4	-1,892.2	-596.3	-216.4	-1,027.6	0.0	-8,304.9
of which unplanned depreciation	-565.7	0.0	0.0	0,0	0.0	0.0	-565.7

Breakdown by business region

2005	Austria/ Germany € 1000's	France/ Benelux € 1000's	Scandi-navia € 1000's	Italy/ Spain € 1000's	Switzer-land/ Others € 1000's	Elimi-nations € 1000's	Subtotal € 1000's
External sales	128,501.1	85,688.0	37,449.6	28,681.6	35,889.0	0.0	316,209.3
Internal sales	9,362.9	2,938.6	198.8	56.1	572.4	-13,128.8	0.0
Total	137,864.0	88,626.6	37,648.4	28,737.7	36,461.4	-13,128.8	316,209.3
Divisional earnings (EBIT)	**9,801.7**	**5,400.8**	**2,375.6**	**4,419.6**	**3,702.3**	**0.0**	**25,700.0**
Financial result							-208.3
Taxes on earnings							-6,799.0
Minority interests							-138.3
Profit for the year due to the shareholders of the parent company							18,554.4
Earnings per share in €							1.04
Divisional assets	122,603.8	54,301.7	20,116.2	19,882.6	52,958.4	-21,978.8	247,883.7
Liabilities	92,662.8	36,116.2	12,704.0	8,193.1	26,844.1	-21,978.8	154,541.4
Investments	3,295.4	1,817.7	339.8	273.7	2,762.9	0.0	8,489.5
Depreciation	-3,973.0	-1,905.0	-615.0	-194.7	-790.4	0.0	-7,478.1
of which unplanned depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0

2005	Subtotal € 1000's	Aqua Systems Technologies*) € 1000's	Eliminations € 1000's	Total € 1000's
External sales	316,209.3	147,329.5	0.0	463,538.8
Internal sales	0.0	2,078.3	-2,078.3	0.0
Total	316,209.3	149,407.8	-2,078.3	463,538.8
Divisional earnings (EBIT)	**25,700.0**	**1,312.9**	**0.0**	**27,012.9**
Financial result	-208.3	-1,064.5		-1,272.8
Taxes on earnings	-6,799.0	125.7		-6,673.3
Minority interests	-138.3	40.9		-97.4
Profit for the year due to the shareholders of the parent company	18,554.4	415.0		18,969.4
Earnings per share in €	1.04	0.02		1.06
Divisional assets	247,883.7	0.0	0.0	247,883.7
Liabilities	154,541.4	0.0	0.0	154,541.4
Investments	8,489.5	2,889.9	0.0	11,379.4
Depreciation	-7,478.1	-2,330.5	0.0	-9,808.6
of which unplanned depreciation	0.0	0.0	0.0	0.0

*) spun-off in November 2005

As the spin-off of the CHRIST Group in 2005 in the estimation of the Management Board is a neutral transaction with shareholders this was not treated as a 'discontinued operation" in line with IFRS 5. The following tables serve to provide people reading the balance sheet with all the information which they would have had if IFRS 5 been used.

The spun-off CHRIST Group is included in the 2005 profit and loss account of the BWT Group with the following values:

	AST segment pro forma (unaudited) Jan.-Oct. 2005 € 1000's	BWT without AST segment Jan.-Dec. 2005 € 1000's
Sales	**147,329.5**	**316,209.3**
Other operating income	723.6	5,030.6
Change in inventory of finished and unfinished products	-78.6	465.9
Other capitalised labour, overheads and material	1,567.7	1,443.0
Materials and purchased services	-96,224.5	-120,705.2
Personnel costs	-37,694.3	-104,415.7
Depreciation	-2,330.5	-7,478.1
Other operating expenses	-11,980.0	-64,849.8
Result from operating activities	**1,312.9**	**25,700.0**
Financial income	733.1	1,885.9
Financial expenses	-1,797.6	-2,094.2
Earnings before tax	**248.4**	**25,491.7**
Taxes on income	125.7	-6,799.0
Net profit for the year	**374.1**	**18,692.7**
Of which to:		
Shareholders of the parent company	415.0	18,554.4
Minority shares	-40.9	138.3
Earnings per share in €	0.02	1.04

The CHRIST Group is included in the 2005 cash flow statements with the following net cash flow:

	31.10.2005 pro forma (unaudited) € 1000's
CASH FLOW from operating activities	2.897,7
CASH FLOW from investment activities	-2.018,2
CASH FLOW from financing activities	3.820,8
Change in liquid funds	4.700,3

Breakdown by main product group (secondary breakdown)

2006	Point of entry products € 1000's	Point of use products € 1000's	Service € 1000's	Others (FCMT+AFI) € 1000's	Elimination € 1000's	Total € 1000's
External sales	327,200.7	4,000.6	73,788.4	2,481.2	-45,507.2	361,963.5
Divisional assets	246,875.8	5,077.7	41,737.4	28,978.7	-66,221.7	256,447.9
Investments	7,640.3	1,804.0	1,193.8	116.0	0.0	10,754.1

2005	Point of entry products € 1000's	Point of use products € 1000's	Service € 1000's	Others (FCMT+AFI) € 1000's	Elimination € 1000's	Subtotal € 1000's
External sales	282,096.6	1,433.5	68,392.7	1,259.1	-36,972.6	316,209.3
Divisional assets	246,590.6	2,321.5	39,533.1	25,443.7	-66,005.2	247,883.7
Investments	5,891.5	502.0	1,997.8	98.2	0.0	8,489.5

2005	Subtotal € 1000's	Aqua Systems Technologies € 1000's	Total € 1000's
External sales	316,209.3	147,329.5	463,538.8
Divisional assets	247,883.7	0.0	247,883.7
Investments	8,489.5	2,889.9	11,379.4

NOTE 2: Other operating income and capitalized labor, overheads and materials

The other operating income is as follows:

	2006 € 1000's	without AST segment pro forma (unaudited) 2005 € 1000's	incl. AST segment 2005 € 1000's
Income from disposal of tangible assets	114.5	-104.9	-76.5
Licensing revenues	411.4	351.0	753.7
Proceeds from the writeback of provisions	590.8	1,309.0	2,157.6
Proceeds from bonus / provision agreements	898.2	296.0	0.0
Other	3,333.8	3,179.5	2,919.4
Total	**5,348.7**	**5,030.6**	**5,754.2**

The other income principally consists of proceeds from the further settlement of transport costs as well as administration services.

The capitalized labor, overheads and material of € 1,026,300 (previous year: € 1,443,000) principally consist of development costs which must be capitalized in accordance with IFRS.

NOTE 3: Personnel expenses

	2006 € 1000's	without AST segment pro forma (unaudited) 2005 € 1000's	incl. AST segment 2005 € 1000's
Wages	12,791.0	12,036.6	16,450.7
Salaries	73,533.2	67,247.5	91,875.8
Expenses for severance payments and pensions	1,787.1	3,266.9	4,006.2
Legally required social security contributions	21,317.0	19,727.0	26,117.2
Other social security contributions	2,618.8	2,137.7	3,660.1
Total	**112,047.2**	**104,415.7**	**142,110.0**

The average number of employees developed as follows:

	2006	without AST segment pro forma (unaudited) 2005	incl. AST segment 2005
White-collar employees	1,535	1,493	1,987
Blue-collar employees	556	481	624
Trainees and apprentices	34	33	42
Total	**2,125**	**2,007**	**2,653**

Part-time employees have been included on a pro-rata basis.

The expenses for severance payments include insignificant expenses for the employees' reserve fund. Expenses for severance payments and pensions are as follows:

2006	Expenses for severance payments € 1000's	Expenses for pensions € 1000's
Management Board	40.0	0.0
Executives	89.5	46.2
Others	639.3	972.1
Total	**768.8**	**1,018.3**

2005 without AST segment pro forma (unaudited)	Expenses for severance payments € 1000's	Expenses for pensions € 1000's
Management Board	248.5	0.0
Executives	88.2	68.4
Others	890.4	1,971.4
Total	**1,227.1**	**2,039.8**

2005 incl. AST segment	Expenses for severance payments € 1000's	Expenses for pensions € 1000's
Management Board	248.5	0.0
Executives	88.2	109.9
Others	1,232.6	2.,327.0
Total	**1,569.3**	**2,436.9**

The Management Board did not receive any anniversary payments in 2006 and 2005.

NOTE 4: Depreciation on tangible and intangible assets

	2006 € 1000's	without AST segment pro forma (unaudited) 2005 € 1000's	incl. AST segment 2005 € 1000's
Scheduled depreciation on tangible and intangible assets	7,739.2	7,478.1	9,808.6
Unscheduled depreciation	565.7	0.0	0.0
Total	**8,304.9**	**7,478.1**	**9,808.6**

In 2006, there was unscheduled depreciation for development costs totaling T€ 565.7 (previous year: 0). The assumptions about the remaining term were changed.

NOTE 5: Other operating expenses

	2006 € 1000's	without AST segment pro forma (unaudited) 2005 € 1000's	incl. AST segment 2005 € 1000's
Advertising expenses	9,136.4	9,358.1	10,215.5
Fleet and travel costs	9,062.9	9,181.1	11,685.3
Freight and warehousing	7,851.4	6,943.6	7,024.0
Personnel from third parties	3,855.2	3,153.7	3,901.2
Rental and leasing expenses	8,430.3	7,050.9	9,403.9
Consultancy costs	2,618.7	2,994.1	4,513.4
Office, postal and telephone expenses	4,297.8	4,213.2	5,679.1
Commissions	5,020.9	4,494.7	4,505.0
Insurance premiums	1,993.1	1,818.3	2,393.4
Maintenance	2,731.4	1,889.0	2,831.5
Energy and fuel	1,590.7	1,251.0	1,804.5
Risk on receivables	1,788.5	505.6	1,365.7
Other taxes and fees	2,261.6	2,050.4	2,434.5
Cleaning expenses	828.3	764.3	975.6
Other	6,995.5	9,181.8	8,097.2
Total	**68,462.7**	**64,849.8**	**76,829.8**

NOTE 6: Financial result

	2006 € 1000's	without AST segment pro forma (unaudited) 2005 € 1000's	incl. AST segment 2005 € 1000's
Income from participations	937.7	954.2	954.2
Earnings from other securities	40.5	33.4	644.7
On the interest and similar income	535.2	898.3	1,336.0
Total	**1,513.4**	**1,885.9**	**2,934.9**
Expenses from participations	-208.9	0.0	0.0
Interest and similar expenses	-2,077.1	-2,094.2	-4,207.7
Total	**-2,286.0**	**-2,094.2**	**-4,207.7**

NOTE 7: Taxes on income and earnings

Calculated according to IFRS principles, the effective tax rate for the 2006 financial year was approximately 30.1 %, and 26.7 % for the 2005 financial year.

The current tax expenditure has been calculated as follows:

	2006 € 1000's	without AST segment pro forma (unaudited) 2005 € 1000's	incl. AST segment 2005 € 1000's
Tax expenditure of the financial year			
Austria	2,571.8	-161.4	348.1
Abroad	7,077.5	4,538.5	4,770.9
Deferred tax expenditure/income			
Austria	-1,093.5	1,430.8	211.1
Abroad	1,021.3	991.1	1,343.2
Total	**9,577.1**	**6,799.0**	**6,673.3**

The transition of the income tax liability applying the Austrian corporate tax rate of 25 % (previous year: 25%) to the effective tax rate of the reporting period is shown as follows:

	2006 € 1000's	without AST segment pro forma (unaudited) 2005 € 1000's	incl. AST segment 2005 € 1000's
Earnings before tax	31,797.3	25,491.7	25,740.1
Tax expenditure at the tax rate of 25 % (previous year: 25%)	7,949.3	6,372.9	6,435.0
Difference in foreign tax rates	1,099.0	983.6	1,220.0
Tax allowance for research activities	-56.6	-48.3	-48.3
Tax-exempt income from participations	-291.4	-267.5	-267.5
Other	876.8	-241.7	-665.9
Effective tax liability	**9,577.1**	**6,799.0**	**6,673.3**
Effective tax rate	**30,1 %**	**26,7 %**	**25,9 %**

The Other item includes loss carryforwards for which deferred taxes were capitalized as well as the effect of consolidation.

Notes to the balance sheet

NOTE 8: Intangible assets and tangible assets

The detailed development is documented in the schedule of assets, which is an integral part of these consolidated financial statements. Changes resulting from the differences in the scope of consolidated companies are documented in a separate column. Those amounts that arise from the differences in the exchange rates between the beginning and the end of their reporting year at the foreign companies are documented as differences in exchange rates.

Development costs are only capitalized to the extent the necessary conditions according to IAS 38 are met. During the 2006 financial year, expenses for product and process innovation totaling € 793,200 (previous year: € 1,160,400) were capitalized. Expenses for research and development projects amounted to € 5.1 million (previous year: € 5.4 million).

The balance sheet position "Land and buildings" contains land of € 11,951,300 (previous year: € 11,773,300).

The collateral value for mortgage securities amounts to € 2,526,100 (previous year: € 5,188,500).

The order commitment for major investment projects totaled € 1,365,500 (previous year: € 135,000) as at December 31, 2006.

In keeping with IAS 17 (revised 2003), tangible assets include assets used under leasing contracts which economically are to be classified as BWT Group property. This relates in particular to property at BWT France S.A., F-St. Denis, for which there is a purchase option at an economically unimportant price. As of December 31, 2006, the capitalized value amounts to € 2,658,300 (previous year: € 2,802,900) and is classified as "Land and buildings" in the balance sheet.

Tangible assets used under leasing contracts	2006 € 1000's	2005 € 1000's
Purchase cost of tangible assets	4,139.1	4,139.1
Cumulative depreciation	1,480.8	1,336.2
Book value of tangible assets	2,658.3	2,802.9
Minimum leasing instalments payable as of the balance sheet date	933,3	1.442,9
Present value of minimum leasing instalments payable within one year	488,1	488,1
Discount rate applied	6.849 %	6.849 %
Present value of minimum leasing instalments payable between one and five years	381,2	880,7
Discount rate applied	6.849 %	6.849 %

NOTE 9: Financial assets

Financial assets	Book value 31.12.2006 € 1000's	Book value 31.12.2005 € 1000's
Participations	5,296.4	4,651.0
Securities	1,531.4	1,598.1
Loans	0.0	9,768.3
Total	**6,827.8**	**16,017.4**

Participations relate to shareholdings in the following companies:

Company	Shares	Book value 31.12.2006 € 1000's	Book value 31.12.2005 € 1000's
Nomura Micro Science Co. Ltd., Japan	5 %	996.0	996.0
Wiener Börse AG, Österreich	1 %	274.5	274.5
ADDUXI S.A., Frankreich	23 %	52.6	52.6
Syclope, Frankreich	20 %	147.5	2.4
Male Water & Sewarage Company Ltd	12 %	3,084.6	3,091.4
Other		741.2	234.1
Total		**5,296.4**	**4,651.0**

Securities are composed as follows:

Securities	31.12.2006 € 1000's	31.12.2005 € 1000's
Shares in investment funds	962.9	1,014.6
Other	568.5	583.5
Total	**1,531.4**	**1,598.1**

The current market values of the securities are largely equal to their respective purchase prices. No unrealized gains or losses arose as a result.

NOTE 10: Inventories

Inventories	2006 € 1000's	2005 € 1000's
Raw materials and supplies	19,711.1	15,878.8
Unfinished goods	5,599.3	4,362.3
Finished goods and products	24,318.8	22,256.8
Services not yet invoiced	860.7	853.1
Prepayments	1,949.4	1,290.2
Total	**52,439.3**	**44,641.2**

Material expenses recorded in the profit and loss account breaks down as follows:

Material expenses	31.12.2006 € 1000's	without AST segment pro forma (unaudited) 31.12.2005 € 1000's	incl. AST segment 31.12.2005 € 1000's
Cost of materials	137,479.6	114,826.5	161,095.7
Cost of purchased services	11,159.8	5,878.7	55,834.0
Total	**148,639.4**	**120,705.2**	**216,929.7**

Depreciation for inventories amounts to € 538,600 (previous year: € 288,000).

NOTE 11: Receivables and other assets

2006	Total € 1000's	of which short-term € 1000's	of which long-term € 1000's
Trade receivables	66,506.8	66,424.7	82.1
Receivables from long-term orders	5,193.7	5,193.7	0.0
Receivables from companies in which a participation is held	1,182.0	1,048.4	133.6
Income tax reimbursement claims	2,119.6	2,119.6	0.0
Other receivables and assets	5,877.2	5,565.7	311.5
Total	**80,879.3**	**80,352.1**	**527.2**

2005	Total € 1000's	of which short-term € 1000's	of which long-term € 1000's
Trade receivables	61,429.4	61,283.8	145.6
Receivables from long-term orders	4,585.9	4,585.9	0.0
Receivables from companies in which a participation is held	181.4	49.8	131.6
Income tax reimbursement claims	2,218.0	2,218.0	0.0
Other receivables and assets	5,304.5	4,468.5	836.0
Total	**73,719.2**	**72,606.0**	**1,113.2**

The receivables and other assets are reduced by necessary individual value adjustments of € 3,528,100 (previous year: € 2,283,200).

NOTE 12: Long-term orders

In keeping with IAS 11 (revised 1993), for all those long-term orders for which it is possible to reliably evaluate the degree of completion, total costs and total revenues, earnings were realized according to the degree of progress of the work (percentage-of-completion method). Thus, when applying the percentage-of-completion method, earnings are realized at a point in time at which there is not yet any legally enforceable claim to payment. The BWT Group evaluates the degree of completion in relation to the costs incurred as a proportion to estimated total costs (cost-to-cost method). In this, the costs incurred hitherto are taken from the calculations agreed with the accounts department or time recording.

Details on long-term orders	2006 € 1000's	without AST segment pro forma (unaudited) 2005 € 1000's
Revenues in financial year	16.096,9	11.585,5
Costs incurred to December 31	19.402,6	17.112,6
Realized profits to December 31	5.004,6	4.697,8
Realized losses to December 31	254,2	645,6
Prepayments	22.328,5	19.172,3

The prepayments were, where possible, offset against receivables from long-term orders. Long-term orders with debit balances to customers of € 3,369,200 (previous year: € 2,593,400) are posted under other liabilities.

NOTE 13: Other receivables

The "Other receivables and assets" item contains € 586,700 (previous year: € 74.5) which fall due after the balance sheet date. As of the balance sheet date, no securitization in the form of bills of exchange existed for the receivables.

NOTE 14: Liquid funds

	31.12.2006 € 1000's	31.12.2005 € 1000's
Bank balances	13,989.6	18,368.5
Cash in hand	185.5	180.8
Checks	38.0	0.0
Cash equivalents	10.3	10.5
Total = liquid funds (net) according to the cash flow statement	**14,223.4**	**18,559.8**

NOTE 15: Deferred taxes

Deferred taxes result from time-limited differences in valuation and accounting between book values according to IFRS financial statements and their respective underlying valuation in the taxation accounts, and are as follows:

	31.12.2006 € 1000's	31.12.2005 € 1000's
Deferred tax claims:		
Social capital provisions	2,458.1	2,673.9
Deferred tax claims arising from tax loss carryforwards	318.3	843.0
Tangible fixed assets	1,123.1	1,596.8
Receivables valuation	420.0	0.0
Other (temporary valuation differences)	1,218.9	1,400.7
Deferred tax claims	**5,538.4**	**6,514.4**
Deferred tax claims		
Tangible fixed assets	3,083.1	2,388.1
Other (temporary vlauation differences)	1,251.9	1,322.3
Deferred tax liabilities	**4,335.0**	**3,710.4**

The majority of losses carried forward in subsidiaries can be carried forward without time limit, and used for purposes of the reduction of the future taxable income of the company and its consolidated subsidiaries.

In keeping with IAS 12, deferred taxes on existing losses carried forward of € 318,300 (previous year: € 843,000) were capitalized, as these can be netted against future taxable profits. Deferred tax on losses carried forward was capitalized in the probable amount which can be netted against future taxable profits. For the purposes of Austrian, German and Danish tax laws, there is no time limitation regarding the use of loss carry forwards. In other countries the use of loss carry forward does not exist.

Under "Other", deferred tax liabilities essentially contain early realization of profits within the framework of contract production in accordance with the percentage-of-completion method and financing leases.

Taxes on earnings are comprised as follows:

	2006 € 1000's	without AST segment pro forma (unaudited) 2005 € 1000's	incl. AST segment 2005 € 1000's
Corporation tax for the financial year (actual amount)	9,434.1	4,336.7	5,082.9
Late payments of corporation tax relating to prior years	215.2	40.4	36.1
Changes in deferred taxes	-72.2	2,421.9	1,554.3
Total	**9,577.1**	**6,799.0**	**6,673.3**

NOTE 16: Shareholders' equity

The composition and development of equity in the balance sheet is documented in the equity schedule.

The share capital consists of 17,833,500 shares (previous year: 17,833,500 shares) each of which represents an equal participation in the issued equity of the company.

The major shareholders of the BWT Group are YSRO Holding B.V. (approx. 31.6 %) and WAB Privatstiftung (previously known as BWT Privatstiftung – approx. 18.9%). The free float of 49.5 % is held by Austrian and international investors. BWT shares are quoted on the Prime Market of the Vienna stock exchange and bear the international security identification number AT0000737705. In the US, BWT shares are traded on the OTC market via an ADR Level 1 Program sponsored by the Bank of New York.

On the basis of the BWT AG Articles of Association, the Management Board is authorized up to June 25, 2007 to increase the equity capital of the company by up to € 8,916,500 to € 26,750,000 by issuing new shares.

The tied capital reserve results from the share premium achieved on the occasion of the capital increase in 1994.

The revenue reserves include retained earnings and (actuarial profits/losses less tax due) directly recorded in equity. Currency conversion differences are recorded as other reserves.

If losses relating to subsidiaries incurred by a consolidated subsidiary exceed the share in the equity represented by this subsidiary, the excess and any further loss relating to the subsidiary are netted off against Group losses relating to majority shares.

The spin-off of CHRIST WATER TECHNOLOGY AG in the previous year was treated as a so-called "surrender of property" in 2005 and thus as a dividend distribution in the revenue reserves. Accordingly, it was recorded in the cash flow statement in "CASH FLOW from financing activities". In 2006, earlier uncertainties were eliminated by retroactively changing the spun-off asset. This led to adjustment of tax accruals totaling € 1,428,200.

NOTE 17: Provisions for social overhead capital

Calculation of social capital reserves (provisions for pensions, severance payments) is carried out in keeping with the rules of IAS 19 (revised 2004).

In December 2004, the IASB passed changes to IAS 19, which among other things concern the introduction of an additional option to deal with actuarial profits or losses arising within the framework of benefit-orientated pension plans. The changes came into effect on January 1, 2006 but the Management Board had already taken these changes into account in the 2005 financial year.

Pensions provisions

At BWT AG, Mondsee, as well as international subsidiaries in Germany, France and Italy, there are direct pension obligations for certain employees as a result of individual agreements.

The following parameters were used for purposes of the calculation using the projected unit-credit method:

Biometric calculation bases	2006	2005	2004
Actuarial discount rate	4.00 % - 4.33 %	4.33 % - 5.00 %	4.50 % - 5.00 %
Wage/salary trend	1.0 % - 2.0 %	1.0 % - 2.0 %	1.0 % - 2.0 %
Pension trend	1.0 % - 2.0 %	1.0 % - 2.0 %	1.0 % - 2.0 %

	2006 € 1000's	2005 € 1000's	2004 € 1000's
Present value of pension obligations as of January 1	22.472,1	19.975,7	17.926,5
Disposal of CHRIST Group	0,0	-325,0	0,0
Expenses arising from time in service	232,5	397,5	171,5
Interest expenses	932,5	1.159,0	1.049,1
Pension payments	-1.571,1	-973,9	-893,6
Actuarial profits/losses	-603,4	2.238,8	1.722,2
Present value of pension obligations as of December 31	**21.462,6**	**22.472,1**	**19.975,7**

The actuarial profits/losses were recorded in equity neutral to earnings in accordance with IAS 19 (revised 2004).

Provisions for severance payments

As a result of legal obligations, employees of the Austrian and French Group companies receive a one-off payment in the case of their layoff or their retirement. The size of such payments is dependent upon the number of years of service with the company and the wage/salary under which the severance payment becomes due. The following parameters were used for purposes of the calculation using the projected unit-credit method:

Biometrische Rechnungsgrundlagen	2006	2005	2004
Actuarial discount rate	4.33 %	4.33 %	4.5 %
Wage/salary trend	2.0 %	2.0 %	2.0 %
Pension trend	2.0 %	2.0 %	2.0 %

	2006 € 1000's	2005 € 1000's	2004 € 1000's
Present value of severance payment obligations as of January 1	5,351.6	6,755.2	5,248.4
Changes to the scope of consolidation	0.0	0.0	14.8
Reclassification	-860.2	0.0	0.0
Disposal of CHRIST Group	0.0	-1,595.1	0.0
Expenses arising from time in service	225.9	88.3	1,536.8
Interest expenses	229.5	211.0	262.4
Severance payments	-379.5	-61.6	-108.7
Actuarial profits/losses	-13.5	-46.2	-198.5
Present value of severance obligations as of December 31	**4,553.6**	**5,351.6**	**6,755.2**

The actuarial profits/losses were recorded in equity neutral to earnings in accordance with IAS 19 (revised 2004).

Due to changes to the law in Germany, partial retirement provisions totaling € 860,200 were reclassified as other liabilities.

Provisions for anniversary payments

Anniversary bonuses were calculated for the employees of certain Austrian Group companies. The following parameters were used for purposes of the calculation using the projected unit-credit method:

Biometric calculation bases	2006	2005	2004
Actuarial discount rate	4.33 %	4.33 %	4.5 %
Wage/salary trend	2.0 %	2.0 %	2.0 %
Pension trend	2.0 %	2.0 %	2.0 %

	2006 € 1000's	2005 € 1000's	2004 € 1000's
Present value of provisions for anniversary payments as of January 1	394.2	362.6	340.3
Changes to the scope of consolidation	22.8	0.0	0.0
Reclassification	-70.8	0.0	0.0
Disposal of CHRIST Group	0.0	-12.8	0.0
Expenses arising from time in service	24.6	43.1	26.3
Interest expenses	13.8	13.9	13.5
Provisions for anniversary payments	-8.3	-22.1	-9.2
Actuarial profits/losses	5.6	9.5	-8.3
Present value of provisions for anniversary payments as of December 31	**381.9**	**394.2**	**362.6**

Due to changes to the law in Germany, provisions for anniversary payments totaling € 70,800 were reclassified as other liabilities.

NOTE 18: Other provisions

The development of the other provisions which were valued in line with IAS 37 is detailed in the following overview:

Other provisions	1.1. 2006 € 1000's	Change in scope of consolidation € 1000's	Currency difference € 1000's	Deployment € 1000's	Write-back € 1000's	Allocation € 1000's	31.12. 2006 € 1000's	of which long-term € 1000's
Personnel expenses	8,596.2	62.5	-12.9	5,909.2	116.2	6,044.6	8,665.0	0.0
Guarantees	3,448.0	6.8	-5.0	2,879.2	152.5	3,170.3	3,588.4	333.6
Other	3,217.4	20.2	-2.9	2,060.4	322.1	4,306.2	5,158.4	1,395.8
	15,261.6	**89.5**	**-20.8**	**10,848.8**	**590.8**	**13,521.1**	**17,411.8**	**1,729.4**

Other provisions	1.1. 2005 € 1000's	Change in scope of consolidation € 1000's	Disposal of CHRIST Group € 1000's	Currency difference € 1000's	Deployment € 1000's	Write-back € 1000's	Allocation € 1000's	31.12. 2005 € 1000's	of which long-term € 1000's
Personnel expenses	10,805.0	0.0	-2,197.5	-14.9	6,825.2	153.2	6,982.0	8 596.2	654.1
Guarantees	5,680.9	8.5	-1,725.0	18.2	2,105.7	965.4	2,536.5	3 448.0	0.0
Other	4,097.4	15.8	-945.3	3.6	2,466.5	647.0	3,159.4	3 217.4	147.5
	20,583.3	**24.3**	**-4,867.8**	**6.9**	**11,397.4**	**1,765.6**	**12,677.9**	**15,261.6**	**801.6**

The provision for personnel expenses contains unconsumed vacation, bonus payments and commissions. The provisions for guarantees relate to the costs of expected claims on products during the guarantee period. The provisioned amount is the present value of the best estimate made on the basis of experience. The other provisions principally relate to legal costs and consultancy expenses as well as other expenditure.

NOTE 19: Bonds

In November 1999, a € 17 million bond divided into 17,000 equal-ranking bearer bonds each with a nominal value of € 1,000 was issued. Based on their issuance date November 17, 1999, the bonds bear an annual interest rate of 6.875 % until their maturity date. By means of an interest rate swap, this fixed interest rate is currently reduced for the period to 4.255 % (previous year: 3.012%) (see Note 24: Derivative financial instruments). Interest is payable annually in arrears on November 17. The bonds will mature on November 17, 2009. The bonds are traded in the "Freiverkehr" tier of the Frankfurt stock exchange (security identification number 353.770).

NOTE 20: Liabilities

2006	Total € 1000's	of which with a remaining term of <1 year € 1000's	of which with a remaining term between 1-5 years € 1000's	of which with a remaining term of >5 years € 1000's	of which with a remaining term of >1 year secured € 1000's
Bonds	17,000.0	0.0	17,000.0	0.0	0.0
Interest-bearing financial liabilities	21,909.1	15,191.8	6,469.1	248.2	1,914.6
Trade payables	30,196.9	30,196.9	0.0	0.0	0.0
Payables to companies in which a participation is held	0.2	0.2	0.0	0.0	0.0
Other	24,580.5	23,810.9	702.4	67.2	0.0
of which: Customer advances	3,516.6	3,516.6	0.0	0.0	0.0
Drafts and notes payable	4,260.4	4,260.4	0.0	0.0	0.0
Remaining liabilities	16,803.5	16,033.9	702.4	67.2	
	93,686.7	**69,199.8**	**24,171.5**	**315.4**	**1,914.6**

2005	Total € 1000's	of which with a remaining term of <1 year € 1000's	of which with a remaining term between 1-5 years € 1000's	of which with a remaining term of >5 years € 1000's	of which with a remaining term of >1 year secured € 1000's
Bonds	17,000.0	0.0	17,000.0	0.0	0.0
Interest-bearing financial liabilities	37,873.5	26,183.3	9,373.0	2,317.2	5,188.5
Trade payables	27,657.1	27,657.1	0.0	0.0	0.0
Payables to companies in which a participation is held	72.6	72.6	0.0	0.0	0.0
Other	21,390.6	20,279.9	1,110.7	0.0	0.0
of which: Customer advances	2,936.7	2,936.7	0.0	0.0	0.0
Drafts and notes payable	3,950.2	3,950.2	0.0	0.0	0.0
Remaining liabilities	14,503.7	13,393.0	1,110.7	0.0	0.0
	103,993.8	**74,192.9**	**27,483.7**	**2,317.2**	**5,188.5**

Other liabilities include amongst other things other tax liabilities of T€ 5,063.0 (previous year: T€ 4,986.4) and other social security obligations of T€ 2,289.4 (previous year: T€ 2,328.0).

The securities on properties referred to above are mainly liens.

Other liabilities contain expenses of T€ 642.9 (previous year: T€ 471.3) which fall due after the balance sheet date.

NOTE 21: Other liabilities and uncertain liabilities

Rental agreements

BWT Group has concluded operational rental and leasing contracts with a number of contract partners which mainly relate to the use of buildings, offices and cars. The minimum payments payable under these contracts are as follows:

2006	€ 1000's
2007	8,418.3
2008 - 2011	8,920.4
Thereafter	376.3

2005	€ 1000's
2006	7,666.6
2007 - 2010	9,546.7
Thereafter	885.7

The total rental and leasing expenses during the business year amounted to T€ 8,430.3 (previous year: T€ 9,403.9).

Sureties and guarantees

The company has assumed the following sureties and guarantees:

	31.12.2006 € 1000's	31.12.2005 € 1000's
Sureties and bank guarantees	8,191.3	15,775.3
Liabilities arising from bills of exchange	263.1	216.7
Others	250.0	163.5
	8,704.4	**16,155.5**

The sureties and guarantees include liabilities of T€ 504.0 (previous year: T€ 8,995.0) for subsidiaries of the CHRIST Group, for which BWT AG accepted releases from liability on the part of CHRIST WATER TECHNOLOGY AG, Mondsee.

Outstanding legal disputes

There are no legal disputes above and beyond what should be expected. Where the legal proceedings are in a stage at which the outcome can be predicted with a reasonable degree of certainty, a corresponding provision in keeping with IAS 37 has been established. Management expects that as a result of the other disputes, no significant impact on the asset, finance or earnings position of BWT Group is to be expected.

Notes to the cash flow statement

The cash flow statement shows how funds of the Group have changed during the reporting year as a result of cash inflows and outflows. The effects of company purchases were eliminated and are detailed in the item "Outflows for the acqusition of minority shares and the acqusition of participations". Within the cash flow statement, there is a distinction between operating, investment and financing activities. Liquidity recorded in the cash flow statement includes cash, checks, cash at banks and securities to be qualified.

NOTE 22: Cash flow from operating activities

The cash flow from operating activities shows the cash flows arising from delivery and service relationships rendered and received during the financial year. The cash flow from operating activities of T€ 26,914.9 (previous year: T€ 26,404.5) includes changes in current assets

NOTE 23: Cash flow from investment activities

Purchases of tangible assets and financial assets resulted in outflows of T€ 10,754.2 (previous year: T€ 8,981.4).

For the acquisition of companies, there were outflows of T€ 7,191.3 (previous year: 350.0).

in € 1000's	Initial consolidation					
	from 1.1.2006 HAGA	from 31.12.2006 Infinity	from 21.4.2006 hobby-pool	from 1.1.2006 INET	from 20.7.2006 ANNA	Total
Long-term assets	932.6	39.3	120.0	536.6	4,050.0	5,678.5
Short-term assets	800.1	897.6	1,531.2	537.6	350.0	4,116.5
TOTAL ASSETS	**1,732.7**	**936.9**	**1,651.2**	**1,074.2**	**4,400.0**	**9,795.0**
Equity	534.4	129.3	1,651.2	750.5	4,400.0	7,465.4
Long-term liabilities	606.4	0.0	0.0	1.2	0.0	607.6
Short-term liabilities	591.9	807.6	0.0	322.5	0.0	1,722.0
TOTAL BALANCE SHEET	**1,732.7**	**936.9**	**1,651.2**	**1,074.2**	**4,400.0**	**9,795.0**
Acquired share in equity	534.4	129.3	1,651.2	600.4	4,400.0	7,315.3
Goodwill						1,106.6
Purchase price						8,421.9
Change to purchase price provisions						-1,000.0
Minus acquired liquid funds						-230.6
Cash flow for the acquisition minus acquired liquid funds						-7,191.3
2006 sales						9,085.7
2006 net profit						567.9

NOTE 24: Financial instruments

Financial risk management

Fair value

The book values of the liabilities to banks, which attract interest at variable rates, mainly correspond to the market value. The liabilities to banks which attract fixed interest are short-term for the most part. For this reason, the book value of these liabilities also corresponds in the main to the market value.

Interest rate risk

As part of the company's business activities, it is necessary to use loan capital to finance operating resources, investments and possible company expansion. The current loan capital attracts interest at both fixed and variable rates and is both short-term and long-term. Due to the short-term nature, both the fixed interest loans and variable interest loans are exposed to a standard market interest rate risk. An interest rate swap was agreed for the bond (Note 19). The Management Board assesses the interest rate risk as low with the other financial instruments shown in the balance sheet.
As part of Group financing activities, the possible risks which may result from changes in the interest rate level are evaluated continuously.

Currency risks

The company partly finances its operating resources, investments and possible expansion with foreign currencies. This is in direct connection with the international direction of operations. Covering transactions are carried out in the central Group treasury for the cash flows in foreign currencies, and these reduce the negative repercussions of fluctuations in the exchange rates.

Liquidity/financing risks

The liquidity risk includes, on the one hand, the possibility of being able at any time to procure financial resources in the form of money or credit lines in order to make payments due or to obtain necessary guarantees and credits from banks. On the other hand, it should also be guaranteed that available liquid funds and financial investments can be called up virtually risk-free and promptly by the company.

To control and optimize liquidity, a consolidated financing company within the Group which also contains the existing cash pools has been available since the 2005 reporting year. The assessment strategy of the BWT Group is based on cooperation with financial partners of impeccable credit standing.

Payment risks/risks concerning the credit standing of customers

Business activities are exposed to the risk that customers will not be able to fulfill, or fully fulfill, their payment obligations to the BWT Group.

The BWT Group therefore attempts – in line with standard market practice – to reduce this risk by, amongst other things, obtaining payment guarantees from banks and export credit agencies. In addition there is the possibility of covering risks in the project business with international credit insurers, which is used as required. The management ensures that the companies of the BWT Group obtains a picture of the credit standing of customers before signing agreements with them, e.g. by obtaining company information from reputable agencies.

Primary financial instruments

The primary financial instruments are shown in the balance sheet. In terms of assets, these are long-term investments, liquid funds, trade receivables and other receivables. In terms of liabilities, these are trade accounts payable, other liabilities and interest bearing financial liabilities. The book value of the primary financial instruments shown in the balance sheet corresponds in the main to the market value or the fair market value. On the asset side, the amounts posted also represent the maximum risk of default on capital or interest payments as there are no general agreements on repayments in these cases. The risk regarding trade receivables is regarded as low as the creditworthiness of new and existing customers is continually monitored and no more than 5 % of total receivables are outstanding from any one customer.

The credit risk arising from the investments of cash and securities is limited as these are held almost exclusively by Austrian companies, and the BWT Group only works with financial partners who have a good credit rating.

Due to the decentralized European group structure of BWT Group, loan financing for the purposes of short-term assets is made in the respective currency of the local company. Therefore, currency risks are limited since the expenses arising from such financing are also invoiced in the respective local currency.

Financial liabilities 2006

Financial obligations to non-banks

2006	Local currency	Nominal in local currency € 1000's	Book value € 1000's	Effective interest rate in %
Bond	EUR	17,000	17,000	4.26
		Subtotal	**17,000**	
Other	EUR	2,676	2,676	7.93
	CZK	2,996	110	8.50
	DKK	2,245	301	4.97
		Subtotal	**3,087**	
		Total	**20,087**	

Fixed-interest financial liabilities to banks

2006	Local currency	Nominal in local currency € 1000's	Book value € 1000's	Effective interest rate in %
Loans	EUR	6,248	6,248	3.78
	CHF	2,100	1,306	3.00
		Subtotal	**7,554**	
Advances	EUR	2,162	2,162	3.92
	CHF	1,010	630	2.38
		Subtotal	**2,792**	
		Total	**10,346**	

Variable-interest financial liabilities to banks

2006	Local currency	Nominal in local currency € 1000's	Book value € 1000's	Effective interest rate in %
Loans	EUR	3,655	3,655	3.45
	CHF	1,226	762	2.25
	CZK	11,968	438	4.30
	HUF	7,393	30	6.60
		Subtotal	**4,885**	
Current account	EUR	3,370	3,370	3.79
	CHF	355	222	2.23
		Subtotal	**3,592**	
		Total	**8,477**	

The other interest-bearing financial obligations to non-banks mainly consist of subordinated loans as part of the purchase agreement for the Anna table water filter business.

Financial liabilities 2005

Financial obligations to non-banks

2005	Local currency	Nominal in local currency € 1000's	Book value € 1000's	Effective interest rate in %
Loans	EUR	17,000	17,000	3.01
		Total	**17,000**	

Fixed-interest financial liabilities to banks

2005	Local currency	Nominal in local currency € 1000's	Book value € 1000's	Effective interest rate in %
Loans	EUR	10,675	10,675	3.67
	CHF	3,300	2,121	2.92
		Subtotal	**12,796**	
Advances	EUR	2,567	2,567	3.01
	CHF	15,403	9,942	1.23
		Subtotal	**12,509**	
		Total	**25,305**	

Variable-interest financial liabilities to banks

2005	Local currency	Nominal in local currency € 1000's	Book value € 1000's	Effective interest rate in %
Loans	EUR	6,723	6,723	2.77
	CHF	3,647	2,344	1.62
	CZK	12,460	429	2.90
	HUF	9,858	39	5.62
		Subtotal	**9.535**	
Current account	EUR	769	769	4.20
	USD	2,551	2,154	5.14
	PLN	426	110	5.40
		Subtotal	**3,033**	
		Total	**12,568**	

The fair market values of long-term liabilities are based on the current interest rates for liabilities with the same maturity date. The fair market values of long-term loans and other liabilities with variable interest rates correspond in the main to their book values. The risk of interest rates for the loan changing was covered by an interest rate swap with regard to the fair market value risk. The management is of the opinion that the risk of interest rate changes with financial investments and other liabilities is insignificant.

Derivative financial instruments

In order to hedge the risk of the interest rate changing, the BWT Group concluded the following derivatives:

	31.12.2006		31.12.2005	
	Nominal amount € 1000's	Market value € 1000's	Nominal amount € 1000's	Market value € 1000's
Interest rate swap 1999 - 2009	17,000.0	802.6	17,000.0	1,691.3
Interest rate swap 1999 - 2009	17,000.0	257.0	17,000.0	342.9
Interest rate swap 2006 - 2008	2,400.0	-21.9	0.0	0.0
Cap EUR 2004 - 2006	0.0	0.0	5,000.0	3.5
Cap EUR 2005 - 2008	3,000.0	54.7	3,000.0	33.2

		31.12.2006		31.12.2005	
	Currency	Nominal amount	Market value € 1000's	Nominal amount	Market value € 1000's
Sale call	TCHF	0.0	0.0	7,525.0	-1.0
Sale call	TCHF	0.0	0.0	4,559.0	-52.0
Purchase put	TCHF	0.0	0.0	4,559.0	19.3
Sale of 2006 - 2013 swap option	TEUR	3,600.0	-35.1	0.0	0.0

In order to hedge currency risks, the following currency futures contracts were entered into by BWT Group:

		31.12.2006		31.12.2005	
	Currency	Nominal amount	Market value € 1000's	Nominal amount	Market value € 1000's
Sale of USD futures against DKK	TUSD	1,660.0	29.5	0.0	0.0
Purchase of USD futures against EUR	TUSD	829.7	2.6	4,558.0	273.4

The remaining durations of the currency futures contracts are all less than one year. Determining the fair market value is based on the futures price on the balance sheet date. The evaluation of currency option contracts also makes it necessary to regularly revert to assumptions of future market developments and the use of evaluation models, so that different assumptions and/or models can lead to different results.

The book values of the financial assets correspond to the maximum risk of default.

NOTE 25: Information regarding associated companies and persons

Due to the fact that important shareholders in BWT Aktiengesellschaft are also shareholders of Christ Water Technology AG, which is also listed on the Vienna stock exchange, trade relationships between the BWT Group and the CHRIST Group are to be regarded as transactions with associated companies.

In 2005, companies of the CHRIST Group supplied companies of the BWT Group with materials totaling T€ 5,644.7 (previous year: T€ 2,548.8) and and services to the value of T€ 1,249.0 (previous year: T€ 0). Conversely, those deliveries and services performed by the BWT Group for the CHRIST Group amounted to T€ 13,806.7 (previous year: T€ 4,204.5), T€ 9,019.0 of which was accounted for by the Christ Aqua Ecolife AG deliveries for the CHRIST Group. On the balance sheet date of December 31, 2006, the BWT Group is due T€ 2,325.5 (previous year: T€ 2,624.3) from the CHRIST Group with liabilities of T€ 859.3 (previous year: T€ 3,403.4).

In August 2005, the CHRIST subsidiary "CHRIST Pharma & Life Science AG, CH" sold the company loan and participation in a set-up company for a semiconductor factory in Dresden to the BWT subsidiary Pulsimmo AG, CH for the book value of T€ 9,740.6. The reversal of this contract was finalized in March 2006. The earnings effect came to T€ 138.3.

In the financial year 2005 BWT group company "Christ Aqua Ecolife AG", CH and CHRIST company "Christ Pharma & Life Science AG", CH, have agreed on a license contract regarding the "Septron"-module. This agreement was supplemented by a rental and comission agreement in 2006. The amounts accounted are included in the figures indicated above for the delivery and cost accounting with the CHRIST companies.

Andreas Weissenbacher - CEO of BWT AG - is co-manager of Aqua Engineering GmbH, which is owned by the CHRIST Group, and Gerhard Speigner - a member of the Management Board at BWT AG - is co-manager of CWT Financial Services GmbH.

The managers of Anna International Ltd. have provided the company with a subordinated loan worth T€ 1,500.0.

NOTE 26: Other information; Material events after the balance sheet date

There were no reportable events after the balance sheet date of material importance for the valuation on the balance sheet date (IAS 10: Events after the balance sheet date, revised 2003).

The total remuneration of the members of the BWT AG Management Board totaled in the financial year T€ 654.2 (previous year: T€ 862.8). No payments were made to former members of the Management Board or their descendants.

Information on corporate bodies

The members of the Supervisory Board only received expense reimbursements for the activities during the 2006 financial year. There are no loans or credit guarantees to members of the Management or Supervisory Board.

During the 2006 financial year, the members of the Management Board were:

Andreas Weissenbacher (Chairman)
Gerhard Speigner

During the 2006 financial year, the members of the Supervisory Board were:

Leopold Bednar (Chairman)
Wolfgang Hochsteger (Deputy)
Ekkehard Reicher
Gerda Egger
Klaus Reinhard Kastner
Serge Schmitt

The undiluted = diluted earnings per share are calculated by dividing Group profit by the weighted number of outstanding ordinary shares during the year.

Earnings per share

	2006	2005
Gross profit in € 1000's	22,182.0	18,969.4
Weighted number of outstanding shares	17,833,500	17,833,500
Earnings per share in €	1.24	1.06

Proposal for profit distribution

According to the stipulations of the Austrian Stock Law, the annual financial statements for BWT AG as at December 31, 2006, which have been prepared according to Austrian accounting regulations, provide the basis for the payment of the dividend.

The Management Board proposes the following profit distribution to the Annual General Meeting on May 24, 2007:

a) that a dividend of € 0.35 per share, in total € 6,241,725.00 be distributed for the 17,833,500 shares (ISIN AT0000737705).

b) that the remaining amount be carried forward to the new financial year.

On March 1, 2007, the consolidated financial statements in accordance with IFRS as at December 31, 2006, were approved by the Management Board. On March 1, 2006, the consolidated financial statements as at December 31, 2005, were approved by the Management Board for presentation to the Supervisory Board.

Mondsee, March 1, 2007

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

V.1. OVERVIEW OF THE MATERIAL PARTICIPATIONS

As of December 31, 2006, the scope of consolidation comprises the following companies:

Abbreviation	Company, location	Total in %	Indirectly in %	via	Consolidation
BWT	BWT Aktiengesellschaft Mondsee				
AS	Aqua Service GmbH, Mondsee	100.000%			F
BWTGS	BWT Group Services GmbH, Wien	100.000%	100.000%	AS	F
BWTUSA	BWT USA Inc., Carlsbad / California	100.000%	100.000%	BWTGS	F
BWTM	BWT Malta Holdings Ltd., Valetta	100.000%	100.000%	BWTGS	F
BWTITC	BWT International Trading Ltd, Valetta	100.000%	100.000%	BWTM	F
ANNA	ANNA International Limited, Sliema	100.000%	100.000%	BWTM	F
APS	Arcana Pool Systems GmbH, Wien	100.000%			F
NEHER	Manufactur für Glas und Spiegel GmbH, Villach	100.000%			F
BWTD	BWT Wassertechnik GmbH, Schriesheim	100.000%			F
W&MD	Water & More GmbH, Wiesbaden	100.000%	100.000%	BWTD	F
W&MI	WATER & MORE ITALIA S.R.L., Bresso	100.000%	99.800%	W&MD	F
			0.200%	CCI	F
BWTB	BWT Belgium nv/sa, Zaventem	100.000%	100.000%	BWTD	F
BENCH	Benchem NV, Boortmeerbeek	100.000%	100.000%	BWTB	F
FUMA	FuMA-Tech GmbH, St. Ingbert	100.000%	100.000%	BWTD	F
FUMAUS	Fumatech Inc., San Antonio	100.000%	100.000%	FUMA	F
CILLITD	Cillit Wassertechnik GmbH, Schriesheim	100.000%			F
BWTF	BWT France S.A.S., Paris	100.000%			F
CPED	C.P.E.D. S.A.S., Paris	100.000%	100.000%	BWTF	F
CPS	C.P.S. S.A.S., Paris	100.000%	99.800%	BWTF	F
			0.200%	CPED	F
CAET	Christ Aqua Ecolife AG, Aesch	100.000%			F
PULS	Pulsimmo AG, Aesch	100.000%	100.000%	CAET	F
CCI	Cillichemie Italiana S.R.L., Mailand	100.000%			F
CILSP	Cilit S.A., Barcelona	100.000%	100.000%	CCI	F
BWTP	BWT Polska Sp.z.o.o., Warschau	100.000%			F
BWTCHRH	BWT & CHRIST Hungaria Kft, Budapest	88.790%			F
BWTCR	BWT Ceska Republika s.r.o., Prag	100.000%			F
HOHDK	HOH Water Technology A/S, Greve	100.000%			F
HOHDEL	HOH Dansk Elektrolyse A/S, Albertslund				
HOHSCOV	Safety Covers ApS, Auning	100.000%	100.000%	HOHDK	F
HOHMILJO	Miljo Contractors A/S, Greve	100.000%	100.000%	HOHDK	F
HOHVAT	HOH Vattenteknik AB, Malmö	100.000%	100.000%	HOHDK	F
HOHBC	HOH Birger Christensen AS, Rud	100.000%	100.000%	HOHDK	F
HOHSEP	HOH Separtec OY, Raisio	100.000%	100.000%	HOHDK	F
BWTPRC	BWT Water Technology (Shanghai) Co. Ltd.	100.000%			F

F = Fully consolidated

Development of fixed assets (Appendix V.2.)

2006	Acquisition/production cost					
	01.01.2006	Currency difference and reclassification	Initial consoli-dation	Additions	Disposals	31.12.2006
Intagible assets	**54,115.4**	**-102.9**	**5,181.7**	**1,464.1**	**1,632.5**	**59,025.7**
Goodwill	26,631.4	-969.8	1,106.7	-	-	26,768.3
Other intangible assets	27,484.0	866.9	4,075.0	1,464.1	1,632.5	32,257.5
Concessions, rights, licenses	17,292.6	873.2	4,075.0	670.8	1,632.5	21,279.2
R & D capitalized (self-provided)	10,191.4	-6.3	-	793.2	-	10,978.3
Tangible assets	**107,408.5**	**-144.9**	**2,414.9**	**8,732.8**	**2,744.0**	**115,667.2**
Land and Buildings	56,062.4	-118.8	1,576.4	741.9	379.6	57,882.3
Lands	11,773.3	-19.6	156.9	40.7	-	11,951.3
Buildings	44,289.1	-99.2	1,419.5	701.2	379.6	45,931.0
Technical equipment and machinery	22,093.2	219.6	400.7	2,771.7	25.5	25,459.7
Factory and office equipment	29,104.2	-137.6	437.2	2,520.8	1,769.4	30,155.1
Prepayments and construction in progress	148.7	-108.1	0.5	2,129.0	-	2,170.0
Low-value assets	-	-	-	569.5	569.5	-
Financial assets	**16,127.7**	**286.1**	**47.7**	**557.3**	**10,080.7**	**6,938.1**
Participating interests	4,651.0	291.0	25.0	540.0	210.6	5,296.4
Loans	9,768.3	-27.6	-	-	9,740.6	-
Other financial assets	1,708.4	22.8	22.7	17.3	129.5	1,641.7
TOTAL	**177,651.5**	**38.3**	**7,644.2**	**10,754.1**	**14,457.2**	**181,631.0**

2005	Acquisition/production cost						
	01.01.2005	Currency difference and reclassification	Initial consoli-dation	Additions	Disposals	Deconsoli-dation of CHRIST Group	31.12.2005
Intagible assets	**88,601.0**	**-16,524.8**	**451.4**	**5,419.2**	**231.7**	**23,599.7**	**54,115.4**
Goodwill	61,249.8	-17,945.2	360.9	169.5	10,9	17,192.7	26,631.4
Other intangible assets	27,351.2	1,420.4	90.5	5,249.7	220,8	6,407.0	27,484.0
Concession, rights, licenses	16,605.3	868.5	90.5	2,741.9	220,8	2,792.8	17,292.6
R & D capitalized (self-provided)	10,745.9	551.9	-	2,507.8	-	3,614.2	10,191.4
Tangible assets	**153,107.4**	**-388.0**	**2,417.9**	**5,803.4**	**10,183.3**	**43,348.9**	**107,408.5**
Land and Buildings	84,489.5	150.9	1,573.9	544.4	7,192.0	23,504.3	56,062.4
Lands	18,857.1	1,561.7	42.5	118.9	1,165.0	7,641.9	11,773.3
Buildings	65,632.4	-1,410.8	1,531.4	425.5	6,027.0	15,862.4	44,289.1
Technical equipment and machinery	25,746.9	224.8	328.7	1,681.9	218,0	5,671.1	22,093.2
Factory and office equipment	42,180.1	-146.3	515.3	2,995.3	2,298.2	14,142.0	29,104.2
Prepayments and construction in progress	690.9	-617.4	-	142.5	35.8	31.5	148.7
Low-value assets	-	-	-	439.3	439.3	-	-
Financial assets	**7,436.3**	**9,727.6**	-	**156.8**	**518,1**	**674.9**	**16,127.7**
Participating interests	4,947.3	-2.5	-	141.3	304,2	130.9	4,651.0
Loans	133.0	9,740.0	-	-	104.7	-	9,768.3
Other financial assets	2,356.0	-9.9	-	15.5	109,2	544.0	1,708.4
TOTAL	**249,144.6**	**-7,185.2**	**2,869.3**	**11,379.4**	**10,933.1**	**67,623.5**	**177,651.5**

	Depreciation						Book values	
	01.01.2006	Currency difference and reclassification	Initial consoli-dation	Addition	Disposal	31.12.2006	31.12.2006	31.12.2005
	14,819.6	**-27.6**	**-**	**2,729.4**	**1,632.5**	**15,888.9**	**43,136.8**	**39,295.7**
	-	-	-	-	-	-	26,768.2	26,631.4
	14,819.6	-27.6	-	2,729.4	1,632.5	15,888.8	16,368.6	12,664.4
	10,983.2	-23.8	-	1,160.8	1,632.5	10,487.6	10,791.5	6,309.4
	3,836.4	-3.8	-	1,568.6	-	5,401.2	5,577.1	6,355.0
	58,272.6	**-14.9**	**859.0**	**5,575.5**	**2,427.9**	**62,264.3**	**53,402.9**	**49,135.9**
	16,862.1	-2.7	312.4	1,736.8	178.6	18,729.9	39,152.4	39,200.3
	-	-	-	-	-	-	11,951.3	11,773.3
	16,862.1	-2.7	312.4	1,736.8	178.6	18,729.9	27,201.1	27,427.0
	18,282.1	6.1	327.7	1,150.7	16.7	19,749.9	5,709.8	3,811.1
	23,128.3	-18.3	218.9	2,118.6	1,663.1	23,784.5	6,370.6	5,975.8
	-	-	-	-	-	-	2,170.0	148.7
	-	-	-	569.5	569.5	-	-	-
	110.3	**-**	**-**	**-**	**-**	**110.3**	**6,827.8**	**16,017.4**
	-	-	-	-	-	-	5,296.4	4,651.0
	-	-	-	-	-	-	-	9,768.3
	110.4	-	-	-	-	110.4	1,531.4	1,598.1
	73,202.5	**-42.6**	**859.0**	**8,304.9**	**4,060.4**	**78,263.5**	**103,367.5**	**104,449.0**

	Depreciation							Book values	
	01.01.2005	Currency difference and reclassification	Initial consoli-dation	Additions	Disposals	Deconsoli-dation of CHRIST Group	31.12.2005	31.12.2005	31.12.2004
	32,121.4	**-16,834.0**	**51.6**	**2,469.7**	**220.8**	**2,768.3**	**14,819.6**	**39,295.7**	**56,479.6**
	17,945.2	-17,945.2	-	-	-	-	-	26,631.4	43,304.6
	14,176.2	1,111.2	51.6	2,469.7	220.8	2,768.3	14,819.6	12,664.4	13,175.0
	11,277.0	742.6	51.6	1,220.0	220.8	2,087.2	10,983.2	6,309.4	5,328.3
	2,899.2	368.6	-	1,249.7	-	681.1	3,836.4	6,355.0	7,846.7
	79,498.1	**-339.6**	**598.1**	**7,338.9**	**7,893.9**	**20,929.0**	**58,272.6**	**49,135.9**	**73,609.3**
	25,157.0	15.9	162.4	2,298.1	5,200.0	5,571.3	16,862.1	39,200.3	59,332.5
	38.0	-	-	11.6	-	49.6	-	11,773.3	18,819.1
	25,119.0	15.9	162.4	2,286.5	5,200.0	5,521.7	16,862.1	27,427.0	40,513.4
	20,535.2	-23.8	152.3	1,459.0	193.2	3,647.4	18,282.1	3,811.1	5,211.7
	33,805.8	-331.7	283.4	3,142.5	2,061.4	11,710.3	23,128.3	5,975.8	8,374.2
								148.7	690.9
	-	-	-	439.3	439.3	-	-	-	-
	292.7	**-14.6**	**-**	**-**	**115.1**	**52.7**	**110.3**	**16,017.4**	**7,143.6**
	41.9	-	-	-	-	41.9	-	4,651.0	4,905.4
	104.7	-	-	-	104.7	-	-	9,768.3	28.3
	146.2	-14.6	-	-	10.4	10.8	110.4	1,598.1	2,209.9
	111,912.1	**-17,188.2**	**649.7**	**9,808.6**	**8,229.8**	**23,750.0**	**73,202.5**	**104,449.0**	**137,232.5**

Auditors' report

(Report of the independent auditors)

Report on the consolidated financial statements
We have audited the enclosed consolidated financial statements of BWT Aktiengesellschaft, Mondsee, for the financial year running from January 1, 2006 to December 31, 2006. These consolidated financial statements comprise the consolidated balance sheet as at December 31, 2006, the consolidated profit and loss account, the consolidated cash flow statement and the consolidated shareholders' equity for the financial year ended December 31, 2006, as well as a summary of the material accounting and valuation principles applied and other information in the notes.

Responsibility of the legal representatives for the consolidated financial statements
The legal representatives of the company are responsible for preparing the consolidated financial statements that provide as accurate a picture as possible of the Group's net worth, financial and earnings position in accordance with the International Financial Reporting Standards (IFRSs), as they are to be applied in the EU. This responsibility includes: layout, implementation and maintenance of an internal control system, to the extent this is of significance for preparing the consolidated financial statements and the provision of as accurate a picture as possible of the Group's net worth, financial and earnings position, so that these consolidated financial statements are free of material misstatement, regardless of whether this is the result of intentional or accidental errors; the selection and use of suitable accounting and valuation principles; the carrying out of estimates which appear reasonable taking into account the given conditions.

Responsibility of the auditors
Our responsibility is to submit an opinion, based on our audit, on these consolidated financial statements. We conducted our audit in accordance with the legal regulations in force in Austria and with the International Standards on Auditing (ISAs) published by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). These principles require that we comply with the rules of professional conduct and that the audit is to be planned and performed in such a way that we can form a reasonably reliable opinion about whether the consolidated financial statements are free of material misstatement.

An audit involves carrying out individual actions to obtain evidence during the audit to support the figures and other information in the consolidated financial statements. The individual actions are selected at the discretion of the auditors, taking into account their assessment of the risk of material misstatement occurring regardless of whether this is the result of intentional or accidental errors. In undertaking these risk assessments, the auditor takes into account the internal control system, to the extent that it is significant for the preparation of the consolidated financial statements and the provision of as accurate a picture as possible of the Group's net worth, financial and earnings position, in order to determine suitable individual actions, although not to pass judgment on the effectiveness of the Group's internal control system. The audit also involves assessing the appropriateness of the accounting and valuation principles used and the significant estimates made by the legal representatives, as well as a critical examination of the overall picture presented by the consolidated financial statements.

We believe we have obtained sufficient and appropriate evidence during the audit for the latter to provide a reasonable basis for our assessment.

Assessment
Our audit did not give rise to any objections. Based on the insights gained during the audit, it is our opinion that the consolidated financial statements are in accordance with the statutory regulations and provide as accurate a picture as possible of the Group's net worth and financial position as at December 31, 2006 as well as of the Group's earnings position and cash flows for the financial year from January 1, 2006 to December 31, 2006 in accordance with the International Financial Reporting Standards (IFRS), as they are to be applied in the EU.

Report on the consolidated management report
The consolidated management report is to be assessed, based on the statutory regulations in force in Austria, as to whether it is in line with the consolidated financial statements and whether the other information in the consolidated management report suggests an accurate Group situation.

In our opinion the consolidated management report is in line with the consolidated financial statements.

Salzburg, March 2, 2007

Deloitte Salzburg Wirtschaftsprüfungs GmbH

Mag. Walter Mueller (Qualified auditor)	Mag. Harald Breit (Qualified auditor)

Report of the Supervisory Board

During the 2006 financial year, the Supervisory Board has met its legal and statutory obligations and was continuously informed of the position and development of the company and of the Group in the course of four meetings, as well as through verbal and written reports from the Management Board.

The annual financial statements including the Management Report for BWT Aktiengesellschaft as at December 31, 2006 and the consolidated financial statements were examined by the auditors appointed at the 16th Annual General Meeting held on May 24, 2006, Deloitte Salzburg Wirtschaftsprüfungs GmbH.

As a result of this audit, the following unqualified audit report was granted for the individual and consolidated statements:

- The audit did not give rise to any objections. Based on the insights gained during the audit, it is the opinion of the auditor that the annual financial statements are in accordance with the statutory regulations and provide as accurate a picture as possible of the net worth and financial position of BWT Aktiengesellschaft as at December 31, 2006 as well of the company's earnings position for the financial year from January 1, 2006 to December 31, 2006 in accordance with Austrian principles of proper accounting. The Management Report is in line with the annual financial statements.

- The audit did not give rise to any objections. Based on the insights gained during the audit, it is the opinion of the auditor that the consolidated financial statements are in accordance with the statutory regulations and provide as accurate a picture as possible of the Group's net worth and financial position as at December 31, 2006 as well as of the Group's earnings position and cash flows for the financial year from January 1, 2006 to December 31, 2006 in accordance with the International Financial Reporting Standards (IFRS), as they are to be applied in the EU. The Management Report is in line with the consolidated financial statements.

The Supervisory Board has approved the annual financial statements of BWT Aktiengesellschaft and the consolidated financial statements as at December 31, 2006 prepared by the Management Board. They are thereby endorsed in accordance with Article 125, paragraph 2 of the Austrian Joint Stock Corporation Law. Furthermore, the Supervisory Board agrees with the Management Board's proposal for the distribution of profits.

Mondsee, March 26, 2007

Dr. Leopold BEDNAR
Chairman of the Supervisory Board

BWT Group Locations

Headquaters

A-5310 Mondsee, Walter-Simmer-Strasse 4
Tel. +43-6232-5011-0
Fax +43-6232-4058
E-Mail: office@bwt.at
www.bwt-group.com, www.bwt.at

BWT locations

AUSTRIA
Aqua Service GmbH
A-5310 Mondsee, Vogelsangstrasse 3
Phone +43-6232-5011-1400, Fax ext. 1495
E-Mail: office@aquaservice.at
www.aquaservice.at

arcana pool systems GmbH
A-2201 Gerasdorf bei Wien, Bruenner Strasse 186
Phone +43-2246-28555, Fax +43-1-2246-28555-10
E-Mail: office@arcana.at
www.arcanapoolsystems.com
www.mypool.at

Manufactur für Glas und Spiegel GmbH
A-9523 Villach/Landskron, Emailwerkstrasse 25
Phone +43-4242-41671-0, Fax ext. 6
E-Mail: office@neher.at
www.neher.at

BELGIUM
BWT Belgium N.V.
B-1930 Zaventem, Leuvensesteenweg 633
Phone +32-27 58 03 10, Fax +32-27 58 03 33
E-Mail: bwt@bwt.be
www.bwt.be

Benchem N.V.
B-3190 Boortmeerbeek, Industrieweg 8
Phone +32-16-660 77 71, Fax +32-16-660 75 55
E-Mail: info@benchem.be
www.benchem.be

DENMARK
HOH Water Technology A/S
DK-2670 Greve, Geminivej 24
Phone +45-43-600 500, Fax +45-43-600 900
E-Mail: hoh@hoh.dk
www.hoh.dk

Safety Covers A/S
DK-8963 Auning, Mortensensvej 26
Phone +45-86 48 45 00, Fax +45-86 48 44 62
E-Mail: mail@safetycovers.dk
www.safetycovers.dk

GERMANY
BWT Wassertechnik GmbH
D-69198 Schriesheim, Industriestrasse 7
Phone +49-6203-73-0, Fax ext. 102
E-Mail: bwt@bwt.de
www.bwt.de

FuMA-Tech Gesellschaft für funktionelle
Membranen und Anlagentechnologie GmbH
D-66386 St. Ingbert, Am Grubenstollen 11
Phone +49-6894-9265-0, Fax ext. 99
E-Mail: office@fumatech.de

D-71665 Vaihingen/Enz, Steinbeisstrasse 41 - 43
Phone +49-7042-97024-0, Fax ext. 99
E-Mail: skb@fumatech.de
www.fumatech.de

Water & More by BWT GmbH
D-65183 Wiesbaden, Spiegelgasse 13
Phone +49-611-580 19-0, Fax +49-61-580 19-22
E-Mail: info@water-and-more.de
www.water-and-more.com

FINLAND
HOH Separtec Oy
P.O. Box 19
Varppeenkatu 28, FIN-21201 Raisio
Phone +358-2-4367 300, Fax +358-2-4367 355
E-Mail: hoh@hoh.fi
www.hoh.fi

FRANCE
BWT France SAS
103, rue Charles Michels
F-93206 Saint Denis Cedex
Phone +33-1-49 22 45 00, Fax +33-1-49 22 45 45
E-Mail: bwt@bwt.fr

Permo
103, rue Charles Michels
F-93206 Saint Denis Cedex
Phone +33-1-49 22 46 46, Fax +33-1-49 22 46 50
E-Mail: permo@permo.tm.fr
www.permo.tm.fr

Cillit
F-67013 Strasbourg Cedex
15 a, Avenue de l'Europe
B.P. 80045 – Schiltigheim
Phone +33-3-90 20 04 20, Fax +33-3-88 83 50 90
E-Mail: sebastien.marlier@cillit.tm.fr
www.cillit.tm.fr

CPED SAS – Centre Pilote Eau Douce
F-95805 Cergy Pontoise Cedex
14, rue du Petit Albi - BP 38400
Phone +33-1-34 20 10 70, Fax +33-1-34 20 10 72
E-Mail: leonard.perez@cped.fr
www.cped.fr

CPS SAS
F-95805 Cergy Pontoise Cedex
14, rue du Petit Albi - BP 38400
Phone +33-1-34 20 16 87, Fax +33-1-34 20 16 89
E-Mail: leonard.perez@cped.fr

water + more by BWT
F-93206 Saint Denis Cedex
103, rue Charles Michels
Phone +33-1-64 66-88 35, Fax +33-1-64 77-25 03
www.water-and-more.com

ITALY
Cillichemie Italiana Srl
I-20129 Milano, Via Plinio, 59
Phone +39-02-2046343, Fax +39-02-201058
E-Mail: info@cillichemie.com
www.cillichemie.com

Water + More Italia Srl
I-24121 Bergamo, Via Angelo Maj, 10
Phone +39-0352-107 38, Fax +39-035-383-02 72
www.water-and-more.com

MALDIVES
Malé Water & Sewerage
Company Ltd.
Ameenee Magu, Machchangolhi
20-03 Malé, Republic of Maldives
Phone +960-323-209, Fax +960-324-306

MALTA
BWT International Trading Ltd.
Plaza Commercial Centre
Level 5 - Suite 2A
Bisazza Street, Sliema SLM 15
Malta
Phone +356-213 20 222, Fax +356-213 20 223
E-Mail: jp@bdomalta.com.mt

ANNA International Ltd.
Plaza Commercial Centre
Level 5 - Suite 2A
Bisazza Street, Sliema SLM 1608
Malta
Phone +356-213 35 174
E-Mail: office@annafilters.com
www.annafilters.com

NORWAY
Delivery address:
HOH Birger Christensen AS
Baker Østbys vei 20
N-1351 Rud
Postal address:
P.O. Box 13
N-1309 Rud
Phone +47-67-17 70 00, Fax +47-67-17 70 01
E-Mail: firmapost@hoh.no
www.hoh.no

POLAND
BWT Polska Sp. z o.o.
PL 01-304 Warszawa, ul. Połczyńska 116
Phone +48-22-665 26 09, Fax +48-22-664 96 12
E-Mail: bwt@bwt.pl
www.bwt.pl

SWEDEN
HOH Vattenteknik AB
Jägershillsgatan 18
S-213 75 Malmö
Postal address:
Box 9226
S-200 39 Malmö
Phone +46-40-691 45 00, Fax +46-40-21 20 55
E-Mail: info@vattenteknik.se
www.vattenteknik.se

SWITZERLAND
Christ AQUA ecolife AG
CH-4147 Aesch, Neuhofweg 53
P. O. Box 127
Phone +41-61-755 88 99, Fax +41-61-755 88 90
E-Mail: info@christ-aqua.ch
www.christ-aqua.ch
www.christ-aquadrink.ch

SPAIN
Cilit SA
E-08940 Cornellá de Llobregat, Barcelona
P. I. del Este, Silici, 71 - 73
Phone +34-93-474 04 94, Fax +34-93-474 47 30
E-Mail: cilit@cilit.com
www.cilit.com

Water+more Iberica SL
REGUS Business Center
World Trade Center
E-08039 Barcelona
Moll de Barcelona, Edif Sur 2a
Phone +34-93-344-32 00, Fax +34-93-75 21-498
www.water-and-more.com

CZECH REPUBLIC
BWT Česká republika s.r.o.
CZ 251 01 Říčany, Lipová 196 - Čestlice
Phone +420-272 680 300, Fax +420-272 680 299
E-Mail: info@bwt.cz
www.bwt.cz

HUNGARY
BWT & Christ Hungária Kft.
H-2040 Budaörs, Kamaraerdei út 5
Phone +36-23-430-480, Fax ext. 482
E-Mail: bwtchrist@bwtchrist.hu
www.bwtchrist.hu

USA
BWT USA Inc.
C/O Tenergy Christ Water LLC
255 Myrtle Street
New Britain, CT 06053-4161, USA
Phone +1-860-224-4443, Fax +1-860-224-4797
E-Mail: sales@bwtusa.com
www.bwtusa.com
www.tenergychrist.com

CHINA
BWT Water Technology (Shanghai) Co. Ltd.
2500 Caoying Road, Room 710-712
201700 Qingpu District, Shanghai
P. R. China
Phone +86-21-69 22-83 66,Fax +86-21-69 22-83 67
E-Mail: info@bwt.cn
www.bwt.cn

Financial Calendar 2007:

2006 Annual Results	30 March 2007
Annual General Meeting	24 May 2007
Ex-dividend date	29 May 2007
Dividend payment date	01 June 2007
Letter to Shareholders I/2007	16 May 2007
Letter to Shareholders II/2007	10 August 2007
Letter to Shareholders IIII/2007	16 November 2007

Imprint:
BWT Annual Report 2006

Edition and Layout:
BWT Aktiengesellschaft

Information and Inquiries:
BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Strasse 4
Phone +43-6232-5011-1113
Fax +43-6232-5011-1191
E-mail: investor.relations@bwt.at

www.bwt-group.com

WATER – our daily elixir of life





2007

SHAREHOLDER-INFORMATION for the 1st quarter

Water Technologies for a Better Life


BWT
BEST WATER TECHNOLOGY

BWT increases sales and income in the first quarter

The BWT - Best Water Technology - Group, the market leader in Europe for water treatment, successfully continues its growth course in the first quarter of 2007.

The accounting policies used in these interim financial statements correspond to those that were used in the consolidated financial statements as at December 31, 2006.

BUSINESS DEVELOPMENT in the first quarter

Consolidated sales: € 89.2 million, +7.9% as against the previous year

BWT Group consolidated sales rose by 7.9% in the first three months from € 82.6 million to € 89.2 million. The individual business segments developed as follows (information in € 1000s):

Segment	1st quarter 2007	1st quarter 2006	+ / - %
Austria / Germany	35,599	32,716	+8.8%
France / Benelux	23,840	23,248	+2.5%
Scandinavia	9,455	9,498	-0.5%
Italy / Spain	8,316	8,001	+3.9%
Switzerland / Others	11,999	9,180	+30.7%
BWT Group	**89,209**	**82,643**	**+7.9%**

With an increase of 8.8%, the Austria / Germany segment began the period much better than in the previous year. The launch of the water+more cartridge filter for coffee machines has already contributed a percentage point to this increase. A very moderate sales increase of 2.5% was achieved in the France / Benelux segment, predominantly due to above-average growth in the service/spare parts business as well as pleasing development in the Belgian subsidiary. Sales in the HOH Group in Scandinavia are slightly below the level of the previous year. An accounting-related decline in sales in Norway stands in contrast to the considerable increase of 10% in Denmark.

Italy and the house technology segment in Spain began with a below average sales increase of 3.9%. However, as in Scandinavia, this factor did not slow down earnings development. The Switzerland / Others segment is increasingly proving to be a growth driver for the BWT Group. Overall, this segment increased its sales by 30.7% from € 9.2 million to € 12.0 million. In doing so, the Swiss BWT subsidiary, Christ Aqua, increased its sales by 7.4% thanks to a good services business. Sales in Eastern European companies rose by 56% which, together with export business, amounted to total sales of € 7.5 million in Eastern European countries in the first quarter, up 70% against the same period of the previous year. Thus the BWT Group generated 8.4% of its sales in Eastern European countries (previous year: 5.3%).

Within the framework of the Austria / Germany segment, FuMA-Tech GmbH, which focuses on the development, production and marketing of specialist membranes for fuel cells, increased its sales from € 0.4 million to € 0.7 million. Collaborations with reputable international partners were further expanded in the first quarter of 2007.

The service and spare parts business did not develop satisfactorily in the first quarter: the total growth of 3.7% was below the Group average, with the proportion of sales dropping from 22.8% to 21.9%.

At the end of March 2007, the book order level for the BWT Group was € 65.1 million, an increase of 25.7% as compared with the same point in time in the previous year. All key individual companies contributed to this pleasing increase, from which a positive sales development can be anticipated in the next few months.

Development of earnings

The first quarter of 2007 was characterized by the start of production and launch of the water+more point-of-use coffee machine filter range in Germany, France, Italy and Spain as well as successful presentation of the extensive BWT product range under the slogan "Safety, Hygiene and Health" at the largest sanitation trade fair worldwide, the ISH in Frankfurt. Despite the additional expenses associated with these activities, BWT achieved positive development of net profit (+11.2%) and EBIT (+6.3%) in comparison to the previous year.

EBIT € 9.0 million, +6.3% on the previous year

EBIT (result from operating activities) of the BWT Group improved in the first three months of the previous year from € 8.4 million to € 9.0 million. This improvement was primarily supported by the Switzerland / Others segment, where EBIT increased at an above-average rate from € 0.8 million to € 1.8 million thanks to the profitable services business in Switzerland and positive sales development primarily in Poland. The development of the business segments in detail was as follows:

Segment results (EBIT – in € 1000s):

Segment	1st quarter 2007	1st quarter 2006	+ / - %
Austria / Germany	2,958	2,927	+1.1%
France / Benelux	1,585	2,375	-33.3%
Scandinavia	1,078	909	+18.6%
Italy / Spain	1,528	1,418	+7.8%
Switzerland / Others	1,808	799	+126.3%
BWT Group	**8,957**	**8,428**	**+6.3%**

The cost of materials (including inventory changes) increased from 36.8% of sales to 38.0%, primarily due to the start of production for water+more in Austria as well as an unfavorable product mix and developments in France. This adverse effect was largely compensated for by an increase in other operating income of € 800,000, principally achieved thanks to the successful recovery of a receivable already written down a few years ago.

Personnel expenses rose by 8.8% to € 29.5 million, a disproportionately large increase caused primarily by the expansion of capacities for the point-of-use business. Write-downs increased by 17.5% to € 2.2 million, also affected by recent investments made in the point-of-use segment. Other operating expenses rose at a disproportionately low level in relation to sales by 6% to € 16.7 million. In particular, the downward trend of fixed costs in France, Scandinavia and Italy contributed to this.

The financial result improved slightly overall thanks to increased income from participations, interest benefit from the lower debt ratio is compensated for by the generally higher interest rate.

Net profit after minorities € 6.4 million, +11.2% on the previous year

Earnings before taxes amounted to € 8.8 million after three months and was therefore 7.5% above the comparable value of the previous year of € 8.2 million. The consolidated tax rate was 28.1% in the first quarter, a slight reduction on the previous year as a result of the higher profit share from the Switzerland / Others segment and reduced earnings in France. Net profit after minorities increased by 11.2% from € 5.7 million to € 6.4 million. Earnings per share were € 0.36 as against € 0.32 in the previous year.

Cash flow from earnings of € 8.5 million (previous year: € 7.7 million)

Cash flow from operating activities of € -3.5 million (previous year: € 0.0 million)

As a result of the improvement in earnings and the higher write-downs, cash flow from earnings increased from € 7.7 million to € 8.5 million. Expanding stock for the point-of-use and pool businesses as well as increased sales led to an increase in working capital, meaning that cash flow from operating activities worsened in the first quarter to € -3.5 million.

Equity 42.5% of the balance sheet total, gearing 27.1%

Net debt reduced by € 7.4 million as against March 31 of the previous year to € 31.3 million, representing an increase, however, of € 6.6 million compared to year-end 2006 (€ 24.7 million). Gearing amounted to 27.1% and worsened as against December 31, 2006 (22.6%) as a result of the higher demand for working capital. Capital requirements in the BWT Group continued to be good: 42.5% of the balance sheet total compared to 42.6% as at December 31, 2006 and 38.6% a year ago represent a sound basis for further financing of growth for the BWT Group.

Investment in fixed assets of € 3.0 million (previous year: € 2.2 million)

In the first quarter of 2007, the BWT Group invested a total of € 3.0 million in fixed assets, of which € 0.9 million was invested in securities. Investment in tangible assets mainly concerned the production sites in Mondsee (A), Schriesheim (D) and Paris (F). The site in Poland is also being expanded.

Number of employees as at March 31, 2007: 2,221

The number of staff employed by the BWT Group increased to a total of 2,221 as at March 31, 2007, in comparison to 2,202 employees as at December 31, 2006 and 2,069 at the same point in time in the previous year. The point-of-use business is responsible for a significant proportion of this increase.

Outlook

The BWT Group will continue to implement its expanded growth strategy based on the three pillars of

- Innovation
- Geographical expansion and
- Organic growth

with momentum and consistency.

The expansion steps initiated in relation to Eastern Europe, Asia and the point-of-use business as well as the expected unchanged positive economic environment in the water growth market represent a basis on which Group consolidated sales of more than € 380 million and net profit of € 25 million can be anticipated for the current financial year.

Mondsee, May 2007

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

BWT-Group: Consolidated profit and loss account for the 1st quarter

in € 1000's	1st quarter 2007 Amount	%	1st quarter 2006 Amount	%
SALES	89,208.8	100.0	82,643.1	100.0
Other operating income	1,640.1	1.8	837.7	1.0
Changes in inventory of finished and unfinished products	221.9	0.2	-215.5	-0.3
Other capitalised labour, overheads and material	275.0	0.3	36.6	0.0
Materials and purchased services	-34,037.4	-38.2	-30,166.7	-36.5
Personnel costs	-29,506.5	-33.1	-27,121.1	-32.8
Depreciation	-2,155.5	-2.4	-1,834.5	-2.2
Other operating expenses	-16,689.8	-18.7	-15,751.2	-19.1
RESULT FROM OPERATING ACTIVITIES	8,956.6	10.0	8,428.4	10.2
Financial income	324.8	0.4	263.4	0.3
Financial expenses	-495.4	-0.6	-519.8	-0.6
EARNINGS BEFORE TAX	8,786.0	9.8	8,172.0	9.9
Taxes on income	-2,470.4	-2.8	-2,412.4	-2.9
NET PROFIT FOR THE YEAR	6,315.6	7.1	5,759.6	7.0
of which to:				
- Minority shares	-68.2	-0.1	16.3	0.0
- Shareholders of the parent company	6,383.8	7.2	5,743.3	6.9
Earnings per share (in €)	0.36		0.32	

Segment results

in € 1000's	1st quarter 2007 Sales	EBIT	%	1st quarter 2006 Sales	EBIT	%
Austria / Germany	35,599	2,958	8.3	32,716	2,927	8.9
France / Benelux	23,840	1,585	6.6	23,248	2,375	10.2
Scandinavia	9,455	1,078	11.4	9,498	909	9.6
Italy / Spain	8,316	1,528	18.4	8,001	1,418	17.7
Switzerland / Others	11,999	1,808	15.1	9,180	799	8.7
BWT Group	**89,209**	**8,957**	**10.0**	**82,643**	**8,428**	**10.2**

BWT Group: Consolidated balance sheet

in € 1000's	As at 31. 3. 2007	As at 31. 12. 2006
ASSETS		
Goodwill	26,768.2	26,768.2
Other intangible	16,023.7	16,368.6
Tangible assets	53,935.2	53,402.9
Financial assets	7,545.0	6,827.8
Fixed assets	104,272.1	103,367.5
Trade receivables	283.3	82.1
Receivables from companies with which a participation is held	129.6	133.6
Other receivables from third parties	345.2	311.5
Deferred tax claims	5,199.3	5,538.4
Long-term assets	110,229.5	109,433.1
Inventories	58,193.8	52,439.3
Trade receivables	72,662.9	66,424.7
Receivables from long-term orders	6,806.6	5,193.7
Receivables from companies with which a participation is held	1,273.7	1,048.4
Income tax reimbursement claims	1,828.6	2,119.6
Other receivables from third parties	7,248.2	5,565.7
Deferred income	13,058.1	14,223.4
Current assets	161,071.9	147,014.8
TOTAL ASSETS	**271,301.4**	**256,447.9**

in € 1000's	As at 31. 3. 2007	As at 31. 12. 2006
LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	81,042.9	74,659.1
Other reserves	-1,212.5	-1,083.0
	114,759.7	108,505.4
Minority interests	630.2	698.4
Equity	115,389.9	109,203.8
Provisions for social overhead capital	26,463.4	26,398.1
Provisions for deferred taxes	4,545.9	4,335.0
Other provisions	1,747.8	1,729.4
Bonds	17,000.0	17,000.0
Interest-bearing financial liabilities	6,446.0	6,717.3
Other liabilities	769.9	769.9
Long-term liabilities	56,973.0	56,949.4
Current tax liabilities	5,665.2	5,412.5
Other provisions	17,511.3	15,682.4
Interest-bearing financial liabilities	20,914.4	15,191.8
Trade liabilities	27,623.9	30,196.9
Liabilities to companies with which a participation is held	278.8	0.2
Other liabilities incl. deferred income	26,944.9	23,810.9
Short-term liabilities	98,938.5	90,294.7
TOTAL LIABILITIES	**271,301.4**	**256,447.9**

Group cash flow

in € 1000's	1st quarter 2007	1st quarter 2006
Liquid funds as of 1 January	14,223.4	18,559.8
Cash flow from result	8,528.9	7,720.3
+/- Changes in working capital	-11,981.8	-7,752.8
Cash flow from operating activities	-3,452.9	-32.5
Cash flow from investment activities	-3,034.2	-2,145.5
Cash flow from financing activities	5,451.3	-2,403.8
Other (currency changes etc.)	-129.5	-241.4
Liquid funds as of 31 March	13,058.1	13,736.6

Changes in shareholders' equity

in € 1000's	Share capital	Capital reserve	Retained earnings	Other reserves	Sub-total	Minority shares	Equity
As of 31 December 2006	17,833.5	17,095.8	74,659.1	-1,083.0	108,505.4	698.4	109,203.8
Net attributable profit	0.0	0.0	6,383.8	0.0	6,383.8	-68.2	6,315.6
Currency translation	0.0	0.0	0.0	-129.5	-129.5	0.0	-129.5
Result for the entire period	0.0	0.0	6,383.8	-129.5	6,254.3	-68.2	6,186.1
As of 31 March 2007	17,833.5	17,095.8	81,042.9	-1,212.5	114,759.7	630.2	115,389.9

in € 1000's	Share capital	Capital reserve	Retained earnings	Other reserves	Sub-total	Minority shares	Equity
As of 31 December 2005	17,833.5	17,095.8	58,888.4	-1,060.9	92,756.8	585.5	93,342.3
Net attributable profit	0.0	0.0	5,743.3	0.0	5,743.3	16.3	5,759.6
Currency translation	0.0	0.0	0.0	-233.7	-233.7	-7.7	-241.4
Result for the entire period	0.0	0.0	5,743.3	-233.7	5,509.6	8.6	5,518.2
As of 31 March 2006	17,833.5	17,095.8	64,631.7	-1,294.6	98,266.4	594.1	98,860.5

Financial Calendar 2007:

Annual General Meeting	24 May 2007
Ex-dividend date	29 May 2007
Dividend payment date	2 June 2007
Letter to Shareholders II/2007	10 August 2007
Letter to Shareholders III/2007	16 November 2007

Information and Inquiries:

BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Straße 4
Tel. +43/6232/5011-1113
Fax +43/6232/5011-1019
E-mail: investor.relations@bwt.at

www.bwt-group.com

2006

SHAREHOLDER-INFORMATION

for the 3rd quarter

Water Technologies for a Better Life


BWT
BEST WATER TECHNOLOGY

Information and Inquiries:

BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Straße 4
Phone +43/6232/5011-1113
Fax +43/6232/5011-1019
E-mail: investor.relations@bwt.at

www.bwt-group.com


PROFIL VS
BWT

2006
SHAREHOLDER-INFORMATION
for the 3rd quarter

Water Technologies for a Better Life

BWT
BEST WATER TECHNOLOGY

BWT – Significant Sales and Income Growth in Third Quarter

With sales growth of 19.0 % and a 70.2 % improvement in EBIT, BWT – Best Water Technology Group – has also continued its growth course in the third quarter. Cumulatively, consolidated sales increased by 12.2 % in the first nine months of 2006 and EBIT by 20.2 %, taking into account an adjustment to the previous year's figures for comparison purposes for "AST – Aqua Systems Technologies" business segment that was spun-off in November last year.

NOTE: The previous year's data for the AST segment spun-off on the reporting date October 31, 2005 is shown separately to provide interested shareholders with a comparable database. In this connection, the profit and loss account of the BWT Group without the AST segment and the portrayal of sales and EBIT by segment should be referred to in particular.

The accounting and valuation methods in this interim report are the same as those used in the consolidated financial statements as at December 31, 2005. The new format regulations for the balance sheet in connection with maturities were used and relating to this the comparable figures for the previous year have also been correspondingly reclassified if necessary.

BUSINESS DEVELOPMENT in the first nine months and third quarter

Consolidated sales cumulative: € 262.8 million, +12.2 % year-on-year (without AST)

Consolidated sales third quarter: € 88.5 million, +19.0 % year-on-year (without AST)

In the first nine months of 2006, the BWT Group generated consolidated sales of € 262.8 million and thus exceeded the comparable figure of last year (without AST) by 12.2 %. Total sales including the AST segment amounted to € 361.9 million in the previous year. In the third quarter, sales were € 88.5 million, a year-on-year increase of 19.0 % (€ 74.4 million without AST).

The development of the business segments was as follows:

Segment (€ million)	1 – 9/2006	1 – 9/2005	+ / – %
Austria/Germany	109.810	97.323	+12.8 %
France/Benelux	66.535	63.838	+4.1 %
Scandinavia	31.232	26.994	+15.7 %
Italy/Spain	23.549	21.792	+8.1 %
Switzerland/Others	31.637	24.232	+30.3 %
Subtotal BWT excl. AST	**262.763**	**234.279**	**+12.2 %**
Aqua Systems Technologies (AST) *)	-	127.621	-
BWT Group	**262.763**	**361.900**	**-27.4 %**

Segment (€ million)	7 – 9/2006	7 – 9/2005	+ / – %
Austria/Germany	38.534	31.426	+22.6 %
France/Benelux	20.146	18.431	+9.3 %
Scandinavia	10.912	9.334	+16.5 %
Italy/Spain	7.383	6.918	+6.7 %
Switzerland/Others	11.564	8.291	+39.5 %
Subtotal BWT excl. AST	**88.539**	**74.430**	**+19.0 %**
Aqua Systems Technologies (AST) *)	-	41.533	-
BWT Group	**88.539**	**115.963**	**-23.6 %**

*) Spun-off on October 31, 2005 and listed on the Vienna Stock Exchange as an independent company group as "CHRIST WATER TECHNOLOGY"

The growth of 12.8 % cumulated or 22.6 % in the third quarter in the Austria/Germany segment is characterized by a strong residential and services business as well as the expansion of business activity. Sales in the France/Benelux segment increased over the third quarter by 9.3 %, corresponding to a cumulative growth of 4.1 %. With above-average growth rates of 16.5 % in the third quarter and 15.7 % on a cumulative basis, the HOH Group, which is responsible for the Scandinavian market, continued to shine, with key contributions from HOH Water Technology in Denmark and HOH Birger Christensen in Norway. The Italian and Spanish subsidiaries of the BWT Group generated growth of 6.7 % in the third quarter and 8.1 % in the first nine months. BWT's activities in Switzerland, Eastern Europe and outside Europe included in the Switzerland/Others segment made an above-average contribution to growth, increasing their sales by an impressive 39.5 % in the third quarter and 30.3 % on a cumulative basis. Sales in Central and Eastern Europe increased in the first nine months by 53.7 % reaching 7.0 % of sales.

Fumatech GmbH, included in the Austria/Germany business segment, is a worldwide leading supplier of special membranes, concentrating primarily on the development, manufacture and sale of special membranes for fuel cells, the energy converter of the 21st century. Sales more than tripled from € 0.5 million to € 1.6 million in the first nine months a result of demand for perfluorinated membranes and hydrocarbon-based membranes for low-temperature fuel cells.

The servicing and spare parts business in the first nine months totaled € 53.5 million (20.4 % of consolidated sales, PY: € 48.0 million).

The order backlog for customer orders still to be implemented this year equaled € 37.9 million as at September 30, 2006, an increase of 28 % over the previous year's value (excluding AST) of € 29.5 million. In France/Benelux, the value is currently down on the previous year.

EBIT € 25.7 million, +20.2 % year-on-year (without AST)

Annual profit € 18.2 million, +17.6 % year-on-year (without AST)

In the first nine months of 2006, EBIT (earnings from operating activities) for the BWT Group increased by 20.2 % from € 21.4 million (without AST) to € 25.7 million. The EBIT margin was 9.8 % of sales. In the third quarter EBIT of € 7.3 million was generated, a significant increase of 70.2 % over the previous year's figure of € 4.3 million (without AST). This pleasing development was primarily due to Scandinavia where the HOH Group increased EBIT from € 1.2 million to € 4.4 million (14.1 % of sales) after three quarters. The successful reorganization of the HOH Group resulted in an impressive earnings improvement. The continuing decline of EBIT in Austria/Germany and France/Benelux despite a good third quarter was mainly attributable to rising raw material costs, lower cost capitalization and, in France/Benelux, below-average sales growth. The earnings development in Italy/Spain continued to be positive. As a result of the above-average sales increase, the earnings situation in Switzerland and Central and Eastern Europe has also improved significantly.

Segment results (EBIT) in detail:

Segment (€ million)	1 - 9/2006	1 - 9/2005	+ / - %
Austria/Germany	8.983	9.021	-0.4 %
France/Benelux	5.232	5.493	-4.8 %
Scandinavia	4.392	1.219	+260.3 %
Italy/Spain	3.989	3.450	+15.6 %
Switzerland/Others	3.084	2.176	+41.7 %
Subtotal BWT excl. AST	**25.680**	**21.359**	**+20.2 %**
Aqua Systems Technologies (AST) *)	-	1.452	-
BWT Group	**25.680**	**22.811**	**+12.6 %**

Segment (€ million)	7 - 9/2006	7 - 9/2005	+ / - %
Austria/Germany	2.035	1.313	+55.0 %
France/Benelux	0.956	0.565	+69.2 %
Scandinavia	1.841	0.659	+179.4 %
Italy/Spain	1.310	1.267	+3.4 %
Switzerland/Others	1.112	0.458	+142.8 %
Subtotal BWT excl. AST	**7.254**	**4.262**	**+70.2 %**
Aqua Systems Technologies (AST) *)	-	0.830	-
BWT Group	**7.254**	**5.092**	**+42.5 %**

*) Spun-off on October 31, 2005 and launched on the Vienna Stock Exchange as an independent company group as "CHRIST WATER TECHNOLOGY"

The cost of materials (including inventory changes) increased in the first nine months from 36.6 % in the previous year (without AST) to 39.4 % of sales. This development mainly reflects the development of raw material prices. Staff costs increased by 4.7 % to € 81.2 million and thus represented 30.9 % (PY: 33.1 %) of sales Depreciation and amortization of fixed assets increased by 4.8 % to € 5.8 million and the net total of other operating expenses and income rose by 5.5 % to € 46.6 million.

Financial earnings declined by € 0.6 million compared to the previous year as a result of lower interest income. Earnings before taxes increased by 17.5 % to € 25.1 million. The consolidated tax rate remained steady at 27.5 % (PY: 27.6 %), the net profit increased to € 18.2 million or 6.9 % of sales (PY without AST: € 15.5 million). At € 1.01, earnings per share amounted to more than € 1.0 for the first time after nine months, 14.5 % higher than in the first nine months of the previous year (€ 0.88 incl. AST).

Cash flow from the result
€ 24.4 million (PY: € 23.5 million)

Cash flow from operating activities
€ 17.4 million (PY: € 11.9 million)

The improvement in consolidated earnings has resulted in the cash flow from the result increasing from € 23.5 million to € 24.4 million while at the same time depreciation on assets declined. Higher short-term provisions (particularly for income taxes) meant an increase in cash flow from operating activities of € 11.9 million to € 17.4 million in the first nine months year-on-year, in spite of the net working capital increase. Cash flow from investment activities increased from € -6.8 million to € -7.3 million.

Due to the good cash flow, net debt fell significantly compared with year-end 2005 from € 36.3 million to € 22.0 million and thus the gearing to 20.8 % (December 31, 2005: 38.9 %).

Equity 40.4 % of the balance sheet, gearing 20.8 %

Although dividends distributed for the past fiscal year increased by 11 %, the Group's equity ratio improved to 40.4 % compared to 37.7 % at the end of the previous year.

Investments in fixed assets
€ 6.9 million (PY: € 6.9 million)

At € 6.9 million, investments in fixed assets remained constant in comparison with the previous year. The key investment projects concerned the expansion of production capacities at the Mondsee location and optimization of the customer service infrastructure in France.

Number of employees at September 30, 2006: 2,185 (2005: 2,024)

As at September 30, 2006, the total number of employees in the BWT Group had risen to 2,185, an increase of 161 year-on-year and of 178 compared to December 31, 2005. The rise is attributable to the expansion of business activities, particularly of service and production capacities.

Outlook

The spin-off of the customer-specific industrial and municipal water treatment technology business a year ago and the resulting potential for the BWT Group to focus clearly on water treatment with serial-produced products in the domestic and commercial sphere is bearing fruit. The expansion of the Group's market-leading role in Europe and its international presence, particularly in Eastern Europe and Asia, are further objectives of the BWT management. The awareness of the "BWT" brand in the mass market must be further increased, which can be achieved mainly by expanding the "point-of-use" program (i.e. devices which are used at the point the water is drawn off).

In this connection, BWT recently announced the takeover of the water pitcher business of company "ANNA", which operates internationally. Thus one of the leading suppliers was obtained in an attractive growth market and the presence in the point-of-use-segment significantly increased. By reducing chlorine, organic impurities, heavy metals and nitrates, ANNA filters ensure optimal enjoyment of water, tea, coffee and cold drinks. Moreover, there are plans for use in coffee machines in the near future with the introduction of a complete BWT filter program.

Based on the results obtained in the ongoing fiscal year to date, the Management Board expects to report consolidated Group sales of more than € 340 million and an annual net profit of more than € 20 million.

Mondsee, November 2006

Der Vorstand

Andreas Weißenbacher
Vorstandsvorsitzender

Gerhard Speigner
Finanzvorstand

BWT Group: Consolidated profit and loss account for the first three quarters

in € 1000's	1 - 9/2006 Amount	%	1 - 9/2005 (without AST Segment) Amount	%	1 - 9/2005 (with AST Segment) Amount	%
SALES	262,762.6	100.0	234,278.6	100.0	361,899.6	100.0
Other operating income	2,953.3	1.1	2,017.5	0.9	3,392.7	0.9
Changes in inventory of finished and unfinished products	501.0	0.2	1,885.5	0.8	2,071.2	0.6
Other capitalised labour	138.8	0.1	1,656.6	0.7	1,789.6	0.5
Materials and purchased services	-104,027.6	-39.6	-87,605.2	-37.4	-168,999.1	-46.7
Personnel costs	-81,165.1	-30.9	-77,494.6	-33.1	-111,204.7	-30.7
Depreciation	-5,831.5	-2.2	-5,566.5	-2.4	-7,709.9	-2.1
Other operating expenses	-49,652.0	-18.9	-47,813.0	-20.4	-58,428.2	-16.1
RESULT FROM OPERATING ACTIVITIES	25,679.5	9.8	21,358.9	9.1	22,811.2	6.3
Financial income	1,122.7	0.4	1,722.6	0.7	1,722.7	0.5
Financial expenses	-1,684.5	-0.6	-1,707.5	-0.7	-2,687.2	-0.7
EARNINGS BEFORE TAX	25,117.7	9.6	21,374.0	9.1	21,846.7	6.0
Taxes on income	-6,911.9	-2.6	-5,890.8	-2.5	-5,972.1	-1.7
NET PROFIT FOR THE YEAR	18,205.8	6.9	15,483.2	6.6	15,874.6	4.4
of which:						
- Minority shares	109.0	0.0	142.1	0.1	111.6	0.0
- Shareholders of the parent company	18,096.8	6.9	15,341.1	6.5	15,763.0	4.4
Earnings per share (in €)	1.01		0.86		0.88	

Segment results

in € 1000's	1 - 9/2006 Sales	EBIT	%	1 - 9/2005 Sales	EBIT	%
Austria/Germany	109,810	8,983	8.2	97,323	9,021	9.3
France/Benelux	66,535	5,232	7.9	63,888	5,493	8.6
Scandinavia	31,232	4,392	14.1	26,994	1,219	4.5
Italy/Spain	23,549	3,989	16.9	21,792	3,450	15.8
Switzerland/Others	31,637	3,084	9.7	24,282	2,176	9.0
Subtotal BWT excl. AST	**262,763**	**25,680**	**9.8**	**234,279**	**21,359**	**9.1**
AST-Segment				127,621	1,452	1.1
BWT Group	**262,763**	**25,680**	**9.8**	**361,900**	**22,811**	**6.3**

BWT Group: Consolidated profit and loss account for the third quarter

in € 1000's	7 - 9/2006 Amount	%	7 - 9/2005 (without AST Segment) Amount	%	7 - 9/2005 (with AST Segment) Amount	%
SALES	88,538.7	100.0	74,429.7	100.0	115,963.1	100.0
Other operating income	753.6	0.9	863.6	1.2	589.8	0.5
Changes in inventory of finished and unfinished products	-111.3	-0.1	1,598.8	2.1	903.8	0.8
Other capitalised labour	67.6	0.1	57.4	0.1	58.1	0.1
Materials and purchased services	-37,105.8	-41.9	-29,478.1	-39.6	-53,080.5	-45.8
Personnel costs	-26,238.1	-29.6	-24,854.7	-33.4	-36,282.3	-31.3
Depreciation	-1,920.2	-2.2	-1,795.7	-2.4	-2,483.7	-2.1
Other operating expenses	-16,731.2	-18.9	-16,559.7	-22.2	-20,576.5	-17.7
RESULT FROM OPERATING ACTIVITIES	7,253.3	8.2	4,261.3	5.7	5,091.8	4.4
Financial income	57.7	0.1	669.1	0.9	680.0	0.6
Financial expenses	-536.7	-0.6	-566.7	-0.8	-943.9	-0.8
EARNINGS BEFORE TAX	6,774.3	7.7	4,363.7	5.9	4,827.9	4.2
Taxes on income	-1,825.4	-2.1	-1,111.2	-1.5	-1,314.8	-1.1
NET PROFIT FOR THE YEAR	4,948.9	5.6	3,252.5	4.4	3,513.1	3.0
of which:						
- Minority shares	22.4	0.0	5.8	0.0	-66.2	-0.1
- Shareholders of the parent company	4,926.5	5.6	3,246.7	4.4	3,579.3	3.1
Earnings per share (in €)	0.28		0.18		0.20	

Segment results

in € 1000's	3rd quarter 2006 Sales	EBIT	%	3rd quarter 2005 Sales	EBIT	%
Austria/Germany	38,534	2,035	5.3	31,426	1,313	4.2
France/Benelux	20,146	956	4.7	18,431	565	3.1
Scandinavia	10,912	1,841	16.9	9,364	659	7.0
Italy/Spain	7,383	1,310	17.7	6,918	1,267	18.3
Switzerland/Others	11,564	1,112	9.6	8,291	458	5.5
Subtotal BWT excl. AST	**88,539**	**7,254**	**8.2**	**74,430**	**4,262**	**5.7**
AST-Segment				41,533	830	2.0
BWT Group	**88,539**	**7,254**	**8.2**	**115,963**	**5,092**	**4.4**

Consolidated balance sheet

in € 1000's	As at 30. 9. 2006	As at 31. 12. 2005
ASSETS		
Goodwill	26,631.4	26,631.4
Other intangibles	11,226.4	12,664.4
Tangible assets	52,067.3	49,135.9
Financial assets	6,854.2	16,017.4
Fixed assets	**96,779.3**	**104,449.1**
Trade receivables	27.3	145.6
Receivables from companies with which a participation is held	129.6	131.6
Other receivables from third parties	952.0	836.0
Deferred tax claims	6,492.1	6,514.4
Long-term assets	104,380.3	112,076.7
Inventories	53,119.1	44,641.2
Trade receivables	69,899.6	61,283.8
Receivables from long-term orders	7,622.3	4,585.9
Receivables from companies with which a participation is held	408.8	49.8
Income tax reimbursement claims	1,325.3	2,218.0
Other receivables from third parties	3,213.1	2,867.2
Liquid funds	20,475.6	18,559.8
Deferred income	1,469.1	1,601.3
Current assets	157,532.9	135,807.0
TOTAL ASSETS	**261,913.2**	**247,883.7**

in € 1000's	As at 30. 9. 2006	As at 31. 12. 2005
LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	71,635.1	58,888.4
Other reserves	-1,386.9	-1,060.9
	105,177.5	92,756.8
Minority interests	751.7	585.5
Equity	105,929.2	93,342.3
Provisions for social capital	28,536.1	28,217.9
Provisions for deferred taxes	3,724.0	3,710.4
Other accruals	856.1	801.6
Bonds	17,000.0	17,000.0
Interest-bearing financial liabilities	8,641.2	11,690.2
Other liabilities	520.7	1,110.7
Long-term liabilities	59,278.1	62,530.8
Current tax liabilities	7,052.3	3,357.6
Other accruals	18,501.0	14,460.1
Interest-bearing financial liabilities	16,876.8	26,183.3
Trade liabilities	27,651.5	27,657.1
Liabilities to companies with which a participation is held	0.0	72.6
Other liabilities	26,062.7	20,010.7
Deferred income	561.6	269.2
Short-term liabilities	96,705.9	92,010.6
TOTAL LIABILITIES	**261,913.2**	**247,883.7**

Group cash flow

in € 1000's	1 - 9/2006	1 -9/2005
Liquid funds as of 1 January	18,559.8	20,982.5
Cash flow from result	24,358.0	23,457.6
+/- Changes in working capital	-6,956.2	-11,510.2
Cash flow from operating activities	17,401.8	11,947.4
Cash flow from investment activities	-7,298.2	-6,833.0
Cash flow from financing activities	-7,861.8	-2,562.6
Other (currency changes etc.)	-326.0	-231.5
Liquid funds as of 30 September	20,475.6	23,302.8

Changes in shareholders' equity

in € 1000's	Share capital	Capital reserve	Retained earnings	Other reserves	Sub-total	Minority shares	Equity
As of 31 December 2005	17,833.5	17,095.8	58,888.4	-1,060.9	92,756.8	585.5	93,342.3
Net attributable profit	0.0	0.0	18,096.8	0.0	18,096.8	109.0	18,205.8
Currency translation	0.0	0.0	0.0	-326.0	-326.0	-11.3	-337.3
Result for the entire period	0.0	0.0	18,096.8	-326.0	17,770.8	97.7	17,868.5
Dividend payment	0.0	0.0	-5,350.1	0.0	-5,350.1	0.0	-5.350.1
Minority changes	0.0	0.0	0.0	0.0	0.0	68.5	68.5
As of 30 September 2006	17,833.5	17,095.8	71,635.1	-1,386.9	105,177.5	751.7	105,929.2

in € 1000's	Share capital	Capital reserve	Retained earnings	Other reserves	Sub-total	Minority shares	Equity
As of 31 December 2004	17,833.5	17,095.8	102,536.4	-533.3	136,932.4	766.4	137,698.8
Net attributable profit	0.0	0.0	15.763.0	0.0	15,763.0	111.6	15,874.6
Currency translation	0.0	0.0	0.0	-229.0	-229.0	-2.5	-231.5
Result for the entire period	0.0	0.0	15,763.0	-229.0	15,534.0	109.1	15,643.1
Dividend payment	0.0	0.0	-4,815.0	0.0	-4,815.0	0.0	-4,815.0
Minority changes	0.0	0.0	0.0	0.0	0.0	-458.0	-458.0
As of 30 September 2005	17,833.5	17,095.8	113,484.4	-762.3	147,651.4	417.5	148,068.9

Financial Calendar 2007

Announcement of preliminary results 2006 2 March 2007

Information and Inquiries:

BWT Aktiengesellschaft

A-5310 Mondsee

Walter-Simmer-Straße 4

Phone +43/6232/5011-1113

Fax +43/6232/5011-1019

E-mail: investor.relations@bwt.at

www.bwt-group.com

2006
SHAREHOLDER-INFORMATION
for the 1st half year

Water Technologies for a Better Life


BWT
BEST WATER TECHNOLOGY

BWT Continues to Grow Sales and Income

BWT - Best Water Technology Group - has continued its growth course in the second quarter of 2006. In the first half of the year, sales grew by a total of 9.0% and EBIT by 7.8%, taking into account an adjustment to the previous year's figures for comparison purposes for the spun-off business segment "AST - Aqua Systems Technologies".

NOTE: After the spin-off in the last quarter of the previous year of the industrial and municipal business, the "AST - Aqua Systems Technologies" segment, the business segments of the BWT Group are being presented by regional responsibilities as from the first quarter of 2006:

- Austria/Germany
- France/Benelux
- Scandinavia
- Italy/Spain
- Switzerland/Others

The previous year's data for the AST segment spun-off at the end of October 2005 is shown separately to provide shareholders with a comparable database. In this connection, the profit and loss account of the BWT Group without the AST segment and the portrayal of sales and EBIT by segment should be referred to in particular.

The accounting and valuation methods in this interim report are the same as those used in the consolidated financial statements as at December 31, 2005. The new format regulations for the balance sheet in connection with maturities were applied and relating to this, the comparable figures for the previous year have also been correspondingly reclassified.

BUSINESS DEVELOPMENT in the first six months and second quarter

Consolidated sales cumulative:
€ 174.2 million, +9.0% year-on-year (without AST)

Consolidated sales second quarter:
€ 91.6 million, +9.7% year-on-year (without AST)

In the first half of 2006, the BWT Group generated consolidated sales of € 174.2 million and thus exceeded the comparable figure of last year (without AST) by 9.0%. Total sales including the AST segment amounted to € 245.9 million in the previous year. In the second quarter, the Group achieved total sales of € 91.6 million, a year-on-year increase of 9.7% (€ 83.5 million without AST).

The development of the newly formed business segments in detail was as follows:

Segment	1 - 6/2006	1 - 6/2005	+/- %
Austria/Germany	71.276	65.897	+8.2 %
France/Benelux	46.389	45.457	+2.1 %
Scandinavia	20.320	17.630	+15.3 %
Italy/Spain	16.166	14.874	+8.7 %
Switzerland/Others	20.073	15.991	+25.5 %
Subtotal BWT excl. AST	**174.224**	**159.849**	**+9.0 %**
Aqua Systems Technologies (AST) *)	-	86.088	-100.0 %
BWT Group	**174.224**	**245.937**	**-29.2 %**

Segment	Q 2/2006	Q 2/2005	+/- %
Austria/Germany	38.560	33.339	+15.7 %
France/Benelux	23.141	24.276	- 4.7 %
Scandinavia	10.822	9.406	+15.1 %
Italy/Spain	8.165	7.644	+6.8 %
Switzerland/Others	10.893	8.810	+23.6 %
Subtotal BWT excl. AST	**91.581**	**83.475**	**+9.7 %**
Aqua Systems Technologies (AST) *)	-	49.130	-100.0 %
BWT Group	**91.581**	**132.605**	**-30.9 %**

*) Spun-off on October 31, 2005 and launched on the Vienna Stock Exchange as an independent company group under the name of "CHRIST WATER TECHNOLOGY"

After a slow first quarter as had been expected, the Austria/Germany segment improved by 15.7%, mainly due to a good residential installation and services business. The France/Benelux segment in the second quarter fell by 4.7% year-on-year, with cumulative growth at 2.1%. Pleasing growth rates of over 15% both in the second quarter and on a cumulative basis in the first six months were achieved by the HOH Group, which is responsible for the Scandinavian market, with key contributions from HOH Denmark and HOH Birger Christensen in Norway. The Italian and Spanish subsidiaries of the BWT Group generated growth of 6.8% in the first quarter and 8.7% in the first six months. BWT's activities in Switzerland, Eastern Europe and outside Europe in the Switzerland/Others segment produced an increase in sales of 23.6% in the quarter or 25.5% on a cumulative basis.

Fumatech GmbH, which concentrates on the development, manufacture and sale of special membranes for fuel cells, tripled its sales in the Austria/Germany segment by € 0.4 million to € 1.2 million.

The servicing and spare parts business in the first six months totaled € 36.3 million (20.8% of consolidated sales - PY: € 32.5 million or 20.3%). Growth in this service area, which is of special strategic importance to BWT, was 11.8%, once again considerably higher than the overall sales growth.

The order book levels for customer orders still to be implemented this year amounted to € 53.2 million as at June 30, 2006, an increase of 56% over the previous year's value (excluding AST) of € 34.1 million. Above-average growth was generated in Eastern Europe in particular.

EBIT € 18.4 million, +7.8% year-on-year (without AST), annual profit € 13.3 million, +8.4% year-on-year (without AST)

In the first six months of 2006, EBIT (earnings from operating activities) for the BWT Group increased to € 18.4 million, the EBIT margin amounting to 10.6% of sales. The increase was thus 7.8% year-on-year (without AST). In the second quarter, the EBIT margin was 10.9% (PY: 11.3%). Particularly impressive was the performance in Scandinavia, where the HOH Group increased EBIT from € 0.6 million to € 2.6 million. This excellent improvement was the result of a margin increase accompanied by falling personnel and other operational costs. The decline of EBIT in Austria / Germany and France / Benelux, mainly attributable to considerably rising raw material costs and below-average sales growth, was partly offset by the positive earnings development in Italy / Spain and Eastern Europe.

Segment results (EBIT) in detail:

Segment	1 - 6/2006	1 - 6/2005	+/- %
Austria/Germany	6.948	7.708	-9.9 %
France/Benelux	4.276	4.928	-13.2 %
Scandinavia	2.551	0.560	+355.5 %
Italy/Spain	2.679	2.183	+22.7 %
Others	1.972	1.718	+14.8 %
Subtotal BWT excl. AST	**18.426**	**17.097**	**+7.8 %**
Aqua Systems Technologies (AST) *)	-	0.622	-
BWT Group	**18.426**	**17.719**	**+4.0 %**

Segment	Q 2/2006	Q 2/2005	+/- %
Austria/Germany	4.021	4.030	-0.2 %
France/Benelux	1.901	2.865	-33.6 %
Scandinavia	1.642	0.494	+232.4 %
Italy/Spain	1.261	1.059	+19.1 %
Others	1.173	1.014	+15.7 %
Subtotal BWT excl. AST	**9.998**	**9.462**	**+5.7 %**
Aqua Systems Technologies (AST) *)	-	1.274	-
BWT Group	**9.998**	**10.736**	**-6.9 %**

*) Spun-off on October 31, 2005 and launched on the Vienna Stock Exchange as an independent company group under the name of "CHRIST WATER TECHNOLOGY"

The cost of materials (including inventory changes) amounted to 38.1% of sales in the first half of 2006, the comparable figure of the previous year (without AST) was 36.2%. This reflects the poorer margin situation, which was caused mainly by the development of raw material prices. These circumstances will be alleviated as far as possible by increasing selling prices. Staff costs increased by 4.3% to € 54.9 million and thus represented 31.5% (PY: 32.9%) of sales. Depreciation and amortization of fixed assets increased by 3.7% to € 3.9 million and the net total of other operating expenses and income rose by 7.5% to € 30.6 million.

Financial earnings did not change greatly compared to the previous year, earnings before taxes increased year-on-year by 7.8% to € 18.3 million. The consolidated tax rate was 27.7% (PY: 28.1%) in the first six months and the annual net profit increased to € 13.3 million or 7.6% of sales (previous year without AST: € 12.2 million, incl. AST: € 12.4 million). Earnings per share amounted to € 0.74, 8.9% higher than in the first half of the previous year (€ 0.68).

Cash flow from the result € 17.3 million (PY: € 17.1 million)

Cash flow from operating activities € +1.3 million (PY: € -1.0 million)

Equity 38.7% of the balance sheet, gearing 35.5%

The improvement in consolidated earnings has resulted in the cash flow from the result increasing to € 17.3 million. The cash flow from the operating activity in the first half of 2006 was € 1.3 million, which represents a year-on-year cash reduction of € 1.0 million. The expanded business activity led to an increase in the working capital, especially inventories and accounts receivable. However, net debt fell compared with year-end 2005 from € 36.3 million to € 35.8 million and the gearing to 35.5% (December 31, 2005: 38.9%). Although dividends distributed for the past fiscal year increased by 11%, the Group's equity base improved to 38.7% compared to 37.7% at the end of the previous year.

Investments in fixed assets
€ 4.5 million (PY: € 4.7 million)

In the first six months of the current fiscal year, the BWT Group invested a total of € 4.5 million in fixed assets, slightly less than in the comparable period of the previous year. The key investment projects concerned the expansion of production capacities at the Mondsee location.

Number of employees at June 30, 2006: 2,179 (2005: 2,016)

By the end of the first six months, the total number of employees in the BWT Group had risen to 2,179, an increase of 163 year-on-year and of 172 compared to December 31, 2005, which is mainly due to expansion of service and production capacities.

Outlook

After the CHRIST spin-off and the refocusing of the BWT Group on water treatment for households and commercial facilities, expanding its market-leading role in Europe and beyond, especially in Eastern Europe and Asia, are the main goals of BWT. In the process, it is particularly important to further increase awareness of the "BWT" brand among the majority of end consumers, which can be achieved mainly by expanding the "point-of-use" program (i.e. devices which are used at the point the water is drawn off).

Based on this strategy, an unchanged positive economic climate and the gratifying results in the fiscal year to date, the Management Board expects consolidated Group sales for the current fiscal year of more than € 340 million and an annual net profit of more than € 20 million.

Mondsee, August 2006

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

BWT Group – Consolidated profit and loss account for the 1st half year

in € 1000's	1st half year 2006 Amount	%	1st half year 2005 (without AST Segment) Amount	%	1st half year 2005 (with AST Segment) Amount	%
SALES	174,223.9	100.0	159,848.9	100.0	245,936.5	100.0
Other operating income	2,199.7	1.3	1,153.9	0.7	2,802.9	1.1
Changes in inventory of finished and unfinished products	612.3	0.4	286.7	0.2	1,167.4	0.5
Other capitalised labour	71.2	0.0	1,599.2	1.0	1,731.5	0.7
Materials and purchased services	-66,921.8	-38.4	-58,127.1	-36.4	-115,918.6	-47.1
Personnel costs	-54,927.0	-31.5	-52,639.9	-32.9	-74,922.4	-30.5
Depreciation	-3,911.3	-2.2	3,770.8	-2.4	-5,226.2	-2.1
Other operating expenses	-32,920.8	-18.9	-31,253.3	-19.6	-37,851.7	-15.4
RESULT FROM OPERATING ACTIVITIES	18,426.2	10.6	17,097.6	10.7	17,719.4	7.2
Financial income	1,065.0	0.6	1,053.5	0.7	1,042.7	0.4
Financial expenses	-1,147.8	-0.7	-1,140.8	-0.7	-1,743.3	-0.7
EARNINGS BEFORE TAX	18,343.4	10.5	17,010.3	10.6	17,018.8	6.9
Taxes on income	-5,086.5	-2.9	-4,779.6	-3.0	-4,657.3	-1.9
NET PROFIT FOR THE YEAR	13,256.9	7.6	12,230.7	7.7	12,361.5	5.0
of which:						
- Minority shares	86.6	0.0	136.3	0.1	177.8	0.1
- Shareholders of the parent company	13,170.3	7.6	12,094.4	7.6	12,183.7	5.0
Earnings per share (in €)	0.74		0.68		0.68	

Segment results for the 1st half year

in € 1000's	1st half year 2006 Sales	EBIT	%	1st half year 2005 Sales	EBIT	%
Austria/Germany	71,276	6,948	9.7	65,897	7,708	11.7
France/Benelux	46,389	4,276	9.2	45,457	4,928	10.8
Scandinavia	20,320	2,551	12.6	17,630	560	3.2
Italy/Spain	16,166	2,679	16.6	14,874	2,183	14.7
Switzerland/Others	20,073	1,972	9.8	15,991	1,718	10.7
BWT excl. AST	**174,224**	**18,426**	**10.6**	**159,849**	**17,097**	**10.7**
AST-Segment	0	0		86,088	622	0.7
BWT Group	**174,224**	**18,426**	**10.6**	**245,937**	**17,719**	**7.2**

BWT Group – Consolidated profit and loss account for the 2nd quarter

in € 1000's	2nd quarter 2006 Amount	%	2nd quarter 2005 (without AST Segment) Amount	%	2nd quarter 2005 (with AST Segment) Amount	%
SALES	91,580.8	100.0	83,474.6	100.0	132,604.6	100.0
Other operating income	1,362.0	1.5	630.0	0.8	1,606.7	1.2
Changes in inventory of finished and unfinished products	827.8	0.9	828.3	1.0	603.4	0.5
Other capitalised labour	34.6	0.0	1,556.7	1.9	1,656.7	1.2
Materials and purchased services	-36,755.1	-40.1	-31,597.1	-37.9	-64,866.9	-48.9
Personnel expenses	-27,805.9	-30.4	-26,745.4	-32.0	-38,335.8	-28.9
Depreciation	-2,076.8	-2.3	-1,916.3	-2.3	-2,670.7	-2.0
Other operating expenses	-17,169.6	-18.7	-16,768.5	-20.1	-19,861.9	-15.0
RESULT FROM OPERATING ACTIVITIES	9,997.8	10.9	9,462.3	11.3	10,736.1	8.1
Financial income	801.6	0.9	971.5	1.2	763.1	0.6
Financial expenses	-628.0	-0.7	-891.0	-1.1	-996.0	-0.8
EARNINGS BEFORE TAX	10,171.4	11.1	9,542.8	11.4	10,503.2	7.9
Taxes on income	-2,674.1	-2.9	-2,725.1	-3.3	-2,556.2	-1.9
NET PROFIT FOR THE YEAR	7,497.3	8.2	6,817.7	8.2	7,947.0	6.0
of which:						
Minority shares	70.3	0.1	79.6	0.1	129.3	0.1
Shareholders of the parent company	7,427.0	8.1	6,738.1	8.1	7,817.7	5.9
Earnings per share (in €)	0.42		0.30		0.44	

Segment results for the 2nd quarter

in € 1000's	2nd quarter 2006 Sales	EBIT	%	2nd quarter 2005 Sales	EBIT	%
Austria/Germany	38,560	4,021	10.4	33,339	4,030	12.1
France/Benelux	23,141	1,901	8.2	24,276	2,865	11.8
Scandinavia	10,822	1,642	15.2	9,406	494	5.3
Italy/Spain	8,165	1,261	15.4	7,644	1,059	13.9
Switzerland/Others	10,893	1,173	10.8	8,810	1,014	11.5
BWT excl. AST	**91,581**	**9,998**	**10.9**	**83,475**	**9,462**	**11.3**
AST-Segment	0	0		49,130	1,274	2.6
BWT Group	**91,581**	**9,998**	**10.9**	**132,605**	**10,736**	**8.1**

Consolidated balance sheet

in € 1000's	As at 30. 6. 2006	As at 31. 12. 2005
ASSETS		
Goodwill	26,631.4	26,631.4
Other intangibles	11,740.6	12,664.4
Tangible assets	51,410.8	49,135.9
Financial assets	6,620.3	16,017.4
Fixed assets	96,403.1	104,449.1
Trade receivables	50.9	145.6
Receivables from companies with which a participation is held	129.6	131.6
Other receivables from third parties	1,321.8	836.0
Deferred tax claims	6,502.0	6,514.4
Long-term assets	104,407.4	112,076.7
Inventories	54,429.7	44,641.2
Trade receivables	73,535.2	61,283.8
Receivables from long-term orders	8,672.0	4,585.9
Receivables from companies with which a participation is held	781.3	49.8
Income tax reimbursement claims	595.7	2,218.0
Other receivables from third parties	3,729.7	2,867.2
Liquid funds	12,665.8	18,559.8
Deferred income	1,998.6	1,601.3
Current assets	156,408.0	135,807.0
TOTAL ASSETS	260,815.4	247,883.7

in € 1000's	As at 30. 6. 2006	As at 31. 12. 2005
LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	66,708.6	58,888.4
Other reserves	-1,379.0	-1,060.9
	100,258.9	92,756.8
Minority interests	724.2	585.5
Equity	100,983.1	93,342.3
Provisions for social capital	28,244.1	28,217.9
Provisions for deferred taxes	3,826.0	3,710.4
Other accruals	840.6	801.6
Bonds	17,000.0	17,000.0
Interest-bearing financial liabilities	9,678.0	11,690.2
Other liabilities	543.5	1,110.7
Long-term liabilities	60,132.2	62,530.8
Current tax liabilities	5,761.3	3,357.6
Other accruals	16,749.8	14,460.1
Interest-bearing financial liabilities	21,852.8	26,183.3
Trade liabilities	28,471.8	27,657.1
Liabilities to companies with which a participation is held	21.4	72.6
Other liabilities	25,886.5	20,010.7
Deferred income	956.5	269.2
Short-term liabilities	99,700.1	92,010.6
TOTAL LIABILITIES	260,815.4	247,883.7

Group cash flow

in € 1000's	1st half year 2006	1st half year 2005
Liquid funds as of 1 January	18,559.8	20,982.5
Cash flow from result	17,283.1	17,056.9
+/- Changes in working capital	-16,003.4	-18,057.5
Cash flow from operating activities	1,279.7	-1,000.6
Cash flow from investment activities	-4,979.1	-5,367.1
Cash flow from financing activities	-1,876.5	1,548.8
Other (currency changes etc.)	-318.1	-157.6
Liquid funds as of 31 March	12,665.8	16,006.0

Changes in shareholders' equity

in € 1000's	Share capital	Capital reserve	Retained earnings	Other reserves	Sub-total	Minority shares	Equity
As of 31 December 2005	17,833.5	17,095.8	58,888.4	-1,060.9	92,756.8	585.5	93,342.3
Net attributable profit	0.0	0.0	13,170.3	0.0	13,170.3	86.6	13,256.9
Currency translation	0.0	0.0	0.0	-318.1	-318.1	-15.7	-333.8
Result for the entire period	0.0	0.0	13,170.3	-318.1	12,852.2	70.9	12,923.1
Dividend payment	0.0	0.0	-5,350.1	0.0	-5,350.1	0.0	-5,350.1
Minority changes	0.0	0.0	0.0	0.0	0.0	67.8	67.8
As of 30 June 2006	17,833.5	17,095.8	66,708.6	-1,379.0	100,258.9	724.2	100,983.1

in € 1000's	Share capital	Capital reserve	Retained earnings	Other reserves	Sub-total	Minority shares	Equity
As of 31 December 2004	17,833.5	17,095.8	102,536.4	-533.3	136,932.4	766.4	137,698.8
Net attributable profit	0.0	0.0	12,183.7	0.0	12,183.7	177.8	12,361.5
Currency translation	0.0	0.0	0.0	-155.6	-155.6	-2.0	-157.6
Result for the entire period	0.0	0.0	12,183.7	-155.6	12,028.1	175.8	12,203.9
Dividend payment	0.0	0.0	-4,815.0	0.0	-4,815.0	0.0	-4,815.0
Minority changes	0.0	0.0	0.0	0.0	0.0	-121.0	-121.0
As of June 30 2005*)	17,833.5	17,095.8	109,905.1	-688.9	144,145.5	821.2	144,966.7

*) Retained earnings declined by € 56,497.9 thousand as of 31 October 2005 due to the spin off of the AST division.
Further information can be obtained in the Annual Report 2005 of the BWT Group.

Financial Calendar 2006:

Letter to Shareholders III/2006	17 November 2006

Information and Inquiries:

BWT Aktiengesellschaft
Ralf Burchert, Investor Relations
A-5310 Mondsee
Walter-Simmer Straße 4
Tel. +43/6232/5011-1113
Fax +43/6232/5011-1019
E-mail: investor.relations@bwt.at

www.bwt-group.com

2006 SHAREHOLDER-INFORMATION
for the 1st quarter

Water Technologies for a Better Life


BWT
BEST WATER TECHNOLOGY

BWT starts 2006 financial year with good quarterly results

With a sales performance which exceeded expectations and a year-on-year increase in EBIT of more than 20 %, BWT – Best Water Technology Group – started the 2006 financial year in a very pleasing fashion.

NOTE: After the spin-off in the last quarter of the previous year of the industrial and municipal business, the "AST – Aqua Systems Technologies" segment, the BWT Group is changing its method of segment reporting. From the first quarter of 2006, primary segment reporting will be by regional responsibilities, whereby the following areas were specified in accordance with the internal management information system:

- Austria/Germany
- France/Benelux
- Scandinavia
- Italy/Spain
- Others

The previous year's data for the AST segment spun-off at the end of October 2005 is shown separately to provide interested shareholders with a comparable database. In this connection, the profit and loss account of the BWT Group without the AST segment and the portrayal of sales and EBIT by segment should be referred to in particular. The activities of the former "FCMT – Fuel Cell Membrane Technologies" segment have been allocated to the new "Austria/Germany" segment.

The accounting and valuation methods in this interim report are the same as those used in the consolidated financial statements as at December 31, 2005. The new format regulations for the balance sheet in connection with maturities were used and relating to this the comparable figures for the previous year have also been correspondingly reclassified if necessary.

BUSINESS DEVELOPMENT in the first quarter

Consolidated sales: € 82.6 million, +8.2 % year-on-year (without AST)

In the first quarter of 2006, the BWT Group generated consolidated sales of € 82.6 million and thus exceeded the comparable figure of last year (without AST) by 8.2 %. Total sales including the AST segment amounted to € 113.3 million in the previous year.

All the newly formed segments increased their sales year-on-year; individual developments are as follows:

Segment (in € million)	1st quarter 2006	1st quarter 2005	+ / - %
Austria/Germany	32.716	32.558	+0.5 %
France/Benelux	23.248	21.181	+9.8 %
Scandinavia	9.498	8.224	+15.5 %
Italy/Spain	8.001	7.230	+10.7 %
Others	9.180	7.181	+27.8 %
Subtotal BWT excl. AST	**82.643**	**76.374**	**+8.2 %**
Aqua Systems Technologies (AST) *)	-	36.958	-100.0 %
BWT Group	82.643	113.332	-27.1 %

*) spun-off on October 31, 2005 and launched on the Vienna Stock Exchange on November 8, 2005, as "CHRIST WATER TECHNOLOGY"

The development of the Austria/Germany segment was below average. Increased order book levels already lead us to expect an improvement in the months to come. In the France/Benelux segment, the unsatisfactory development in the concluding months of the previous year saw a trend reversal. In Scandinavia, the HOH Group generated considerably more sales, HOH Denmark and HOH Birger Christensen in Norway in particular contributed to this. The companies operating under the "Cillit" brand in Italy and Spain were also above-average contributors to developments in sales and earnings with an increase of 10.7 %. The BWT activities in Switzerland, Eastern Europe and outside Europe, summarized in the "Others" segment increased their sales by 27.8 %, in fact the increase for the Eastern European companies was even above 40 %.

FUMATECH GmbH, which concentrates on the development, manufacture and sale of special membranes for fuel cells, increased its sales in the Austria/Germany segment by € 0.1 million to € 0.4 million.

The servicing and spare parts business again recorded above-average growth, this time 20 %, and in the first quarter of 2006 accounted for more than 22 % of the sales of the BWT Group.

The order backlog for the BWT Group amounted to € 51.7 million as at March 31, 2006, which means an increase of 30 % over the previous year's level (without AST) of € 39.7 million. The "Austria/Germany" and "Others" segments in particular registered above-average increases in order book levels, although in Scandinavia the order book level at the end of the first quarter was down 9 % on the previous year.

EBIT € 8.4 million,
+20.7 % year-on-year (with AST),
+10.4 % year-on-year (without AST)

Annual net profit € 5.8 million,
+30.5 % year-on-year (with AST),
+6.4 % year-on-year (without AST)

EBIT (earnings from operating activities) for the BWT Group improved to € 8.4 million, which equals 10.2 % of sales, the increase was thus 10.4 % year-on-year (without AST). Taking into account the still negative AST segment in the first quarter of the previous year, the increase in EBIT even amounts to 20.7 %. This pleasing development is mainly attributable to the "Scandinavia" segment, which after breaking even last year has already achieved EBIT of 9.6 % in the first quarter of 2006, close to the BWT Group average, thanks to the successful realignment of the HOH Group. Regarding EBIT in the "Austria/ Germany" segment, preparation for the launch of the "point-of-use" program deducted some € 0.3 million being more than balanced by improvements in the other segments.

Segment results (EBIT):

Segment (in € million)	1st quarter 2006	1st quarter 2005	+ / - %
Austria/Germany	2.927	3.678	-20.4 %
France/Benelux	2.375	2.063	+15.1 %
Scandinavia	0.909	0.066	-
Italy/Spain	1.418	1.124	+26.2 %
Others	0.799	0.704	+13.5 %
Subtotal BWT excl. AST	**8.428**	**7.635**	**+10.4 %**
Aqua Systems Technologies (AST) *)	-	-0.652	-
BWT Group	**8.428**	**6.983**	**+20.7 %**

*) spun-off on October 31, 2005 and launched on the Vienna Stock Exchange on November 8, 2005, as "CHRIST WATER TECHNOLOGY"

The cost of materials (including inventory changes) amounted to 36.8 % of sales in the first quarter, the comparable figure of the previous year (without AST) was 35.4 %. Staff costs increased by 4.7 % to € 27.1 million and thus represented 32.8 % of sales. At € 1.8 million, depreciation and amortization of fixed assets stayed the same as last year and the net total of other operating expenses and income rose by 6.9 % to € 14.9 million.

Financial earnings declined from € -0.2 million to € -0.3 million due to the generally higher level of interest rates and the change from CHF to EUR financing.

Earnings before taxes increased year-on-year by 9.4 % to € 8.2 million. The consolidated tax rate was 29.5 % in the first quarter and the annual net profit increased to € 5.8 million or 7.0 % of sales (previous year without AST: € 5.4 million, incl. AST: € 4.4 million). Earnings per share amounted to € 0.32, 31.5 % higher than in the first quarter of the previous year (€ 0.24).

Cash flow from the result € 7.7 million (PY: € 7.1 million)

Cash flow from operating activities € 0.0 million (PY: € -3.1 million)

Equity 38.6 % of the balance sheet, gearing 39.2 %

The improvement in earnings has resulted in the cash flow from the result increasing from € 7.1 million to € 7.7 million. As in the first quarter of the previous year, this cash flow was used to finance the increased working capital, especially receivables. The cash flow from operating activities was thus precisely zero, although this was an improvement on the previous year (€ -3.1 million). The net debt increased compared with the end of 2005 from € 36.3 million to € 38.7 million, gearing amounted to 39.2 % and thus had only changed minimally compared with December 31, 2005 (38.9 %). The capital base of the Group was 38.6 % and thus remained solid (December 31, 2005: 37.7 %)

Investments in fixed assets € 2.2 million (PY: € 1.5 million)

In the first quarter of 2005, the BWT Group invested a total of € 2.2 million in fixed assets, the increase mainly attributable to the expansion in production capacity in Mondsee.

Number of employees at March 31, 2006: 2,069

By the end of the first quarter, the number of employees in the BWT Group had risen to 2,069; the increase was 62 people as against December 31, 2005 and 65 people as against March 31, 2005 and was due to the expansion of service and production capacity.

Outlook

After the spin-off of the Aqua Systems Technologies segment, the BWT Group is concentrating, under the slogan "Safety, Hygiene and Health", on water treatment with serial-produced products in the domestic sphere. BWT's goal is, based on its leadership of the market in Europe, to expand its international business outside Europe and to make the BWT brands more familiar to end consumers. This is likely to be achieved mainly by intensifying business activities with subsidiaries and partnerships in Eastern Europe and Asia as well as by launching the so-called "point-of-use" program (i.e. devices which are used at the point the water is drawn off). Based on this and the gratifying results of the first quarter in a positive economic environment, the Management Board expects consolidated Group sales for the current financial year of more than € 330 million and an annual net profit of more than € 20 million.

Mondsee, May 2006

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

BWT Group
Consolidated profit and loss account for the 1st quarter

in € 1000's	1st quarter 2006 Amount	%	1st quarter 2005 (without AST Segment) Amount	%	1st quarter 2005 (with AST Segment) Amount	%
SALES	82,643.1	100.0	76,374.3	100.0	113,331.9	100.0
Other operating income	837.7	1.0	523.9	0.7	1,196.2	1.1
Changes in inventory of finished and unfinished products	-215.5	-0.3	-541.6	-0.7	564.0	0.5
Other capitalised labour, overheads and material	36.6	0.0	42.5	0.1	74.8	0.1
Materials and purchased services	-30,166.7	-36.5	-26,530.0	-34.7	-51,051.7	-45.0
Personnel costs	-27,121.1	-32.8	-25,894.5	-33.9	-36,586.6	-32.3
Depreciation	-1,834.5	-2.2	-1,854.5	-2.4	-2,555.5	-2.3
Other operating expenses	-15,751.2	-19.1	-14,484.8	-19.0	-17,989.8	-15.9
RESULT FROM OPERATING ACTIVITIES	8,428.4	10.2	7,635.3	10.0	6,983.3	6.2
Financial income	263.4	0.3	82.0	0.1	279.6	0.2
Financial expenses	-519.8	-0.6	-249.8	-0.3	-747.3	-0.7
EARNINGS BEFORE TAX	8,172.0	9.9	7,467.5	9.8	6,515.6	5.7
Taxes on income	-2,412.4	-2.9	-2,054.5	-2.7	-2,101.1	-1.9
NET PROFIT FOR THE YEAR	5,759.6	7.0	5,413.0	7.1	4,414.5	3.9
of which to:						
-Minority shares	16.3	0.0	56.7	0.1	48.5	0.0
-Shareholders of the parent company	5,743.3	6.9	5,356.3	7.0	4,366.0	3.9
Earnings per share (in €)	0.32		0.30		0.24	

Segment results

in € 1000's	1st quarter 2006 Sales	EBIT	%	1st quarter 2005 Sales	EBIT	%
Austria/Germany	32,716	2,927	8,9	32,558	3,678	11.3
France/Benelux	23.248	2,375	10.2	21,181	2,063	9.7
Scandinavia	9,498	909	9.6	8,224	66	0.8
Italy/Spain	8,001	1,418	17.7	7,230	1,124	15.5
Others	9,180	799	8.7	7,181	704	9.8
BWT excl. AST	**82,643**	**8,428**	**10.2**	**76,374**	**7,635**	**10.0**
Aqua Systems Technologies	0	0		36,958	-652	-1.8
BWT Group	**82,643**	**8,428**	**10.2**	**113,332**	**6,983**	**6.2**

BWT Group
Consolidated balance sheet

in € 1000's	As at 31. 3. 2006	As at 31. 12. 2005
ASSETS		
Goodwill	26,631.4	26,631.4
Other intangible	12,149.3	12.664,4
Tangible assets	49,921.1	49,135.9
Financial assets	16,094.0	16,017.4
Fixed assets	104,795.8	104,449.1
Trade receivables	222.2	145.6
Receivables from long-term orders	0.0	0.0
Receivables from companies with which a participation is held	129.6	131.6
Other receivables from third parties	991.9	836.0
Deferred tax claims	6,597.2	6,514.4
Long-term assets	112,736.7	112,076.7
Inventories	47,317.6	44,641.2
Trade receivables	66,478.2	61,283.8
Receivables from long-term orders	8,269.2	4,585.9
Receivables from companies with which a participation is held	40.2	49.8
Income tax reimbursement claims	1,693.6	2,218.0
Other receivables from third parties	3,664.7	2,867.2
Liquid funds	13.736,6	18,559.8
Deferred income	2,160.8	1,601.3
Current assets	143,360.9	135,807.0
TOTAL ASSETS	256,097.6	247,883.7

in € 1000's	As at 31. 3. 2006	As at 31. 12. 2005
LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	64,631.7	58,888.4
Other reserves	-1,294.6	-1,060.9
	98,266.4	92,756.8
Minority interests	594.1	585.5
Equity	98,860.5	93,342.3
Provisions for social overhead capital	28,247.2	28,217.9
Provisions for deferred taxes	3,821.5	3,710.4
Other accruals	823.1	801.6
Bonds	17,000.0	17,000.0
Interest-bearing financial liabilities	11,866.6	11,690.2
Other liabilities	750.2	1,110.7
Long-term liabilities	62,508.6	62,530.8
Current tax liabilities	5,443.8	3,357.6
Other accruals	16,122.0	14,460.1
Interest-bearing financial liabilities	23,603.1	26,183.3
Trade liabilities	26,830.2	27,657.1
Liabilities to companies with which a participation is held	0.0	72.6
Other liabilities	21,865.5	20,010.7
Deferred income	863.9	269.2
Short-term liabilities	94,728.5	92,010.6
TOTAL LIABILITIES	256,097.6	247,883.7

Group cash flow

in € 1000's	1st quarter 2006	1st quarter 2005
Liquid funds as of 1 January	18,559.8	20,982.5
Cash flow from result	7,720.3	7,114.5
+/- Changes in working capital	-7,752.8	-10,194.3
Cash flow from operating activities	32.5	-3,079.8
Cash flow from investment activities	-2,145.5	-1,365.1
Cash flow from financing activities	-2,403.8	-938.3
Other (currency changes etc.)	-241.4	-104.6
Liquid funds as of 31 March	13,736.6	15,494.7

Changes in shareholders' equity

in € 1000's	Share capital	Capital reserve	Retained earnings	Other reserves	Sub-total	Minority shares	Equity
As of 31 December 2005	17,833.5	17,095.8	58,888.4	-1,060.9	92,756.8	585.5	93,342.3
Net attributable profit	0.0	0.0	5,743.3	0.0	5,743.3	16.3	5,759.6
Currency translation	0.0	0.0	0.0	-233.7	-233.7	-7.7	-241.4
Result for the entire period	0.0	0.0	5,743.3	-233.7	5,509.6	8.6	5,518.2
As of 31 March 2006	17,833.5	17,095.8	64,631.7	-1,294.6	98,266.4	594.1	98,860.5

in € 1000's	Share capital	Capital reserve	Retained earnings	Other reserves	Sub-total	Minority shares	Equity
As of 31 December 2004	17,833.5	17,095.8	102,536.4	-533.3	136,932.4	766.4	137,698,8
Net attributable profit	0.0	0.0	4,366.0	0.0	4,366.0	48.5	4,414.5
Currency translation	0.0	0.0	0.0	-127.4	-127.4	-22.8	-104.6
Result for the entire period	0.0	0.0	4,366.0	-127.4	4,238.6	71.3	4,309.9
As of 31 March 2005 *)	17,833.5	17,095.8	106,902.4	-660.7	141,171.0	837.7	142,008.7

*) Retained earnings declined by € 56,497.9 thousand due to the spin off of the AST division.
Further information can be obtained in the Annual Report 2005 of the BWT Group.

Financial Calendar 2006:

Annual General Meeting	24 May 2006
Ex dividend date	29 May 2006
Dividend payment date	2 June 2006
Letter to Shareholders I/2006	11 August 2006
Letter to Shareholders II/2006	17 November 2006

Information and Inquiries:

BWT Aktiengesellschaft

A-5310 Mondsee

Walter Simmer Straße 4

Tel. +43/6232/5011-1113

Fax +43/6232/5011-1019

E-mail: investor.relations@bwt.at

www.bwt-group.com